Exhibit 2.1[Execution Version]

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

CREXENDO, INC.

CREXENDO MERGER SUB, INC.

CREXENDO MERGER SUB, LLC

NETSAPIENS, INC.

AND

DAVID WANG,

AS STOCKHOLDER REPRESENTATIVE

March 5, 2021

Section 4.12 [Intentionally Omitted]	45

Section 4.13 Proxy Statement; Parent Stockholder Meeting.	45

Section 4.14 Record Retention	46

Section 4.15 Conduct of Business Prior to the Closing	46

ARTICLE V CLOSING CONDITIONS AND DELIVERABLES

Section 5.1Conditions to Each Party’s Obligation to Effect the Mergers	46

Section 5.2 Conditions to Obligations of Parent and Merger Subs	47

Section 5.3 Conditions to Obligations of Company	47

Section 5.4 Company Closing Deliverables	47

Section 5.5 Parent Closing Deliverables	48

ARTICLE VI TAX MATTERS

Section 6.1 Straddle Period Taxes	48

Section 6.2 Tax Returns	49

Section 6.3 Tax Proceedings	49

Section 6.4 Cooperation	49

Section 6.5 Post-Closing Actions	49

Section 6.6 Tax Treatment of Mergers	49

Section 6.7 Transfer Taxes	49

Section 6.8 Refunds	49

Section 6.9 Conflicts	49

ARTICLE VII POST-CLOSING INDEMNIFICATION

Section 7.1 Survival of Representations and Warranties	47

Section 7.2 Indemnification	47

Section 7.3 Limitations on Indemnification	51

Section 7.4 Indemnification Claim Procedures	52

Section 7.5 Third Party Claims	53

INDEX OF EXHIBITS

Annex
Description

Annex A
Certain Defined Terms

Exhibit
Description

Exhibit A
[Intentionally Omitted]
Exhibit B-1
Form of First Certificate of Merger
Exhibit B-2
Form of Second Certificate of Merger
Exhibit C
Form of Key Employee Employment Agreement
Exhibit D
Form of Exchange Documents
Exhibit E
Form of Joinder Agreement
Exhibit F
[Intentionally Omitted]
Exhibit G
[Intentionally Omitted]
Exhibit H
R&W Insurance Policy
Exhibit I
Company Principal Stockholders Voting and Support Agreement
Exhibit J
Parent Majority Stockholder Voting and Support Agreement

Schedule
Description

Schedule A
Key Employees
Schedule B
Knowledge Group
Schedule C
Net Working Capital
Schedule D
Accrued Employee Amounts
Schedule E
Two-Year License
Schedule
4.2(a) Continuing Employee Entitled to Severance
Schedule
4.2(b) Continuing Company Benefit Plans
Schedule
4.15 Exceptions to Negative Covenants
Schedule 5.4(d)
Retained Directors and Officers
Schedule
7.2(a)(C) Special Indemnification Matter

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (the “Agreement”) is made and entered into as of March 5, 2021 by and among Crexendo, Inc., a Nevada corporation (“Parent”), Crexendo Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub I”), Crexendo Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), NetSapiens, Inc., a Delaware corporation (the “Company”), and David Wang, as stockholder representative of Contributing Equityholders (the “Stockholder Representative”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.

WITNESSETH:

WHEREAS, the boards of directors or managers (as applicable) of each of Parent, the Merger Subs and the Company have determined that it would be advisable and in the best interests of each respective corporation or limited liability company (as applicable) and their respective stockholders or members (as applicable) that Parent acquire the Company through the statutory merger of Merger Sub I with and into the Company (the “First Merger”), and, as part of the same overall transaction, the Surviving Corporation in the First Merger would merge with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), pursuant to which Merger Sub II would continue as a wholly-owned subsidiary of Parent, in each case upon the terms and conditions set forth in this Agreement and in accordance with the applicable provisions of Delaware Law, and in furtherance thereof, have approved this Agreement, the Mergers and the other transactions contemplated by this Agreement and the Related Agreements (the “Transactions”);

WHEREAS, the board of directors of Parent has approved resolutions recommending that the holders of shares of Parent Common Stock approve the issuance of shares of Parent Common Stock in connection with the Mergers on the terms and subject to the conditions set forth in this Agreement (the “Parent Stock Issuance”);

WHEREAS, Parent, the Merger Subs and the Company desire to make certain representations, warranties, covenants and agreements, as more fully set forth herein, in connection with the Mergers and the other Transactions;

WHEREAS, it is intended that for U.S. federal income Tax purposes, the Mergers contemplated herein shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as hereinafter defined);

WHEREAS,  as a condition to Parent, Merger Sub I and Merger Sub II entering into this Agreement, and incurring the obligations set forth herein, and as an inducement and in consideration for Parent, Merger Sub I and Merger Sub II to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent is entering into a voting and support agreement, in the form attached as Exhibit I hereto, with certain Company Principal Stockholders pursuant to which, among other things, such Company Principal Stockholders have agreed, subject to the terms thereof, to vote all of such Company Principal Stockholders’ shares of Company Common Stock in accordance with the terms of such voting and support agreement (the “Company Principal Stockholders Voting and Support Agreement”); and

WHEREAS,  as a condition to the Company and the Stockholder Representative entering into this Agreement, and incurring the obligations set forth herein, and as an inducement and in consideration for the Company and the Stockholder Representative to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Company is entering into a voting and support agreement, in the form attached as Exhibit J hereto, with the Parent Majority Stockholder pursuant to which, among other things, such Parent Majority Stockholder has agreed, subject to the terms thereof, to vote all of such Parent Majority Stockholder’s shares of Parent Common Stock in accordance with the terms of such voting and support agreement (the “Parent Majority Stockholder Voting and Support Agreement”).

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

  ARTICLE I
THE MERGERS

Section 1.1 The Mergers.

(a) At the First Effective Time, on the terms and subject to the conditions set forth in this Agreement, the First Certificate of Merger and the applicable provisions of Delaware Law, Merger Sub I shall merge with and into the Company, the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”).

(b) At the Second Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Second Certificate of Merger and the applicable provisions of Delaware Law, the Surviving Corporation shall merge with and into Merger Sub II, the separate corporate existence of the Surviving Corporation shall cease and Merger Sub II shall continue as the surviving entity and a wholly-owned subsidiary of Parent. Merger Sub II, as the surviving entity after the Second Merger, is hereinafter sometimes referred to as the “Surviving LLC.”

Section 1.2 Closing and Effective Times.

(a) Closing. The closing of the Mergers (the “Closing”) shall take place after the date of this Agreement at such date, time and place as agreed to in writing by Parent and the Company, following and subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver of the conditions set forth in Article V (but in no event later than five (5) Business days after such waiver or satisfaction of the conditions set forth in Article V), remotely by electronic exchange of documents. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) First Merger Effective Time. On the Closing Date, the parties hereto shall cause the First Merger to be consummated by filing the First Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing and acceptance by the Secretary of State of the State of Delaware, or such other later time as may be agreed in writing by Parent and the Company and specified in the First Certificate of Merger, shall be referred to herein as the “First Effective Time”).

(c) Second Effective Time. Promptly following the First Effective Time, the parties hereto shall cause the Second Merger to be consummated by filing the Second Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing and acceptance by the Secretary of State of the State of Delaware, or such other later time as may be agreed in writing by Parent and the Company and specified in the Second Certificate of Merger, shall be referred to herein as the “Second Effective Time”).

Section 1.3 Effect of the Mergers.

(a) First Merger. At the First Effective Time, the effect of the First Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Surviving Corporation.

(b) Second Merger. At the Second Effective Time, the effect of the Second Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of Merger Sub II and the Surviving Corporation shall vest in the Surviving LLC, and all debts, liabilities and duties of Merger Sub II and the Surviving Corporation shall become the debts, liabilities and duties of the Surviving LLC.

Section 1.4 Organizational Documents.

(a) First Merger. The certificate of incorporation of the Surviving Corporation shall be amended and restated as of the First Effective Time to be identical to the certificate of incorporation of Merger Sub I as in effect immediately prior to the First Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that the name of the Surviving Corporation shall not be amended. The bylaws of Merger Sub I as in effect immediately prior to the First Effective Time shall be the bylaws of the Surviving Corporation as of the First Effective Time until thereafter amended in accordance with Delaware Law and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.

(b) Second Merger. The certificate of formation of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation of the Surviving LLC at the Second Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of formation; provided, however, that at the Second Effective Time, Article I of the certificate of formation of the Surviving LLC shall be amended and restated in its entirety to read as follows: “The name of the limited liability company is NetSapiens, LLC”. Unless otherwise determined by Parent prior to the Second Effective Time, the limited liability company agreement of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be the limited liability company agreement of the Surviving LLC at the Second Effective Time, until such time as such agreement may be replaced, amended or modified by Parent.

Section 1.5 Directors and Officers.

(a) Directors of Surviving Corporation. The directors of Merger Sub I immediately prior to the First Effective Time shall be the directors of the Surviving Corporation as of the First Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until their successor is duly elected and qualified.

(b) Officers of Surviving Corporation. The officers of Merger Sub I immediately prior to the First Effective Time shall be the officers of the Surviving Corporation as of the First Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

(c) Members and Officers of Surviving LLC. Unless otherwise determined by Parent prior to the Second Effective Time, Parent shall be the Managing Member (as defined in the limited liability company agreement of the Surviving LLC) of the Surviving LLC. Unless otherwise determined by Parent prior to the Second Effective Time, the officers of Merger Sub II immediately prior to the Second Effective Time shall be the officers of the Surviving LLC as of the Second Effective Time, each to hold office in accordance with the provisions of the limited liability company agreement of the Surviving LLC.

Section 1.6 Effect of First Merger on Securities of Constituent Corporations.

(a) Effect on Capital Stock of Merger Sub I. At the First Effective Time, each share of capital stock of Merger Sub I that is issued and outstanding immediately prior to the First Effective Time shall, by virtue of the First Merger and without further action on the part of the sole stockholder of Merger Sub I, be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub I capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the First Effective Time). Each certificate evidencing ownership of shares of Merger Sub I common stock will evidence ownership of such shares of common stock of the Surviving Corporation.

(b) Company Capital Stock.

(i) Generally. At the First Effective Time, by virtue of the First Merger and without further action on the part of Parent, Merger Subs, the Company or the stockholders thereof, each share of Company Capital Stock (excluding (A) Cancelled Shares, which shall be treated in the manner set forth in Section 1.6(b)(iii), and (B) Dissenting Shares, which shall be treated in the manner set forth in Section 1.6(b)(iv)) issued and outstanding as of immediately prior to the First Effective Time shall be cancelled, extinguished and converted automatically into the right of each holder of Company Capital Stock to receive, upon the terms set forth in this Section 1.6 and throughout this Agreement (including Section 1.9 and the indemnification and escrow provisions of this Agreement), and subject to the provisions of Section 1.6(e) and the valid surrender of the certificate representing such shares of Company Capital Stock in the manner provided in Section 1.8 such holder’s Pro Rata Portion of: (1) the Closing Stock Merger Consideration, the amounts of which are indicated on the Spreadsheet; (2) the Closing Cash Merger Consideration, the amounts of which are indicated on the Spreadsheet; and (3) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Escrow Shares and Escrow Cash, if any, required to be delivered to such holder with respect thereto in accordance with Section 1.9, Section 4.3(c) and Article VII and the Escrow Agreements, as and when such deliveries are required to be made, in accordance with their Escrow Pro Rata Portion.

(ii) Fractional Interests; Calculations. No fraction of a share of Parent Common Stock will be issued by virtue of the First Merger or any release of Escrow Shares pursuant to this Agreement. Any Equityholder who would otherwise be entitled to receive a fraction of a share of Parent Common Stock by virtue of the First Merger or any release of Escrow Shares pursuant to this Agreement, shall receive an amount of cash equal to the product obtained by multiplying (A) such fraction by (B) the Parent Trading Price, rounded down to the nearest whole cent. As for each Assumed Option, to the extent that the net value of the Exchange Option issued in exchange for such Assumed Option pursuant to Section 1.6(c)(ii) (calculated by multiplying (x) the sum of the Parent Trading Price minus the exercise price after the exchange by (y) the number of shares of Parent Common Stock subject to the Exchange Option) is lower than the net value of such Assumed Option (calculated by multiplying (x) the sum of the Gross Per Share Merger Consideration minus the exercise price before the exchange by (y) the number of shares of Company Common Stock subject to the Assumed Option), the Company may (but will not be obligated to) pay such difference to the holder of the Assumed Option in cash.

(iii) Cancelled Shares. At the First Effective Time, by virtue of the First Merger and without further action on the part of Parent, Merger Subs, the Company or the respective stockholders or members, as applicable, thereof, each share of Company Capital Stock that is issued and outstanding and held by the Company (as treasury stock or otherwise) or Parent as of immediately prior to the First Effective Time (“Cancelled Shares”) shall be cancelled without any consideration paid therefor.

(iv) Dissenting Shares; Appraisal Rights. Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock outstanding immediately prior to the First Effective Time and which are held by Stockholders who shall have neither voted in favor of the Mergers nor consented thereto in writing and who shall have, in all respects, properly exercised and perfected a demand for and are entitled to appraisal for such shares in accordance with Section 262 of Delaware Law or purchase thereof under Section 1301 of the California Corporations Code, as applicable, and shall not have effectively withdrawn or lost such Person’s rights to such appraisal and payment under Delaware Law or purchase under the California Corporations Code with respect to such shares (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 1.6(b)(i) but the holder thereof shall only be entitled to such rights as are provided by Delaware Law or the California Corporations Code, as applicable. Notwithstanding the provisions of this Section 1.6(b)(iv), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal or purchase rights under Delaware Law or the California Corporations Code, as applicable, then, as of the later of the First Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive, upon surrender of the certificate representing such shares, upon the terms set forth in this Section 1.6 and throughout this Agreement (including the indemnification and escrow provisions of this Agreement), the consideration for Company Capital Stock set forth in Section 1.6(b)(i), without interest thereon. The Company shall provide to any holder of Dissenting Shares the notice and other materials required by the applicable provisions of the California Corporations Code promptly following approval of the Mergers by the Stockholders. The Paying Agent and the Company shall give (A) Parent prompt notice of any written demand for appraisal or payment received by the Company pursuant to the applicable provisions of Delaware Law and/or the California Corporations Code and (B) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Stockholder prior to the Company receiving Parent’s written consent, which shall not be unreasonably withheld, conditioned or delayed.

(c) Company Options and Warrants.

(i) Participating Options. At the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Subs, the Company or, the Company Option or Company Warrant holders, each vested In-the-Money Company Option or Company Warrant designated on the Spreadsheet as a Participating Option (collectively, the “Participating Options”) outstanding immediately prior to the First Effective Time shall be cancelled and extinguished at the First Effective Time and converted automatically on a net value basis, as set forth in the Spreadsheet, into the right to receive, upon the terms set forth in this Section 1.6 and throughout this Agreement (including Section 1.9 and the indemnification and escrow provisions of this Agreement), and subject to the provisions of Section 1.6(e) such holder’s Pro Rata Portion of: (A) the Closing Stock Merger Consideration; (B) the Closing Cash Merger Consideration; and (C) a right to receive, at the times and subject to the requirements and contingencies set forth in this Agreement, the portion of the Escrow Shares and Escrow Cash, if any, required to be delivered to such holder with respect thereto in accordance with Section 1.9, Section 4.3 and Article VII and the Escrow Agreements, as and when such deliveries are required to be made, all amounts as indicated on the Spreadsheet.

(ii) Assumed Options. At the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Subs, the Company or, the Company Option holders thereof, each Company Option that is In-the-Money and is not a Cashed-Out Option or Participating Option, whether vested or unvested, and as designated on the Spreadsheet (“Assumed Option”), which is outstanding immediately prior to the First Effective Time, shall cease to represent a right to acquire shares of Company Common Stock and shall be assumed and converted, on a net value basis, as set forth on the Spreadsheet, at the First Effective Time, into an option to purchase registered shares of Parent Common Stock, on the same terms and conditions (including any vesting or forfeiture and post-termination exercise provisions, and taking into account any acceleration thereof provided for in the relevant equity incentive plans of the Company or in the related award documents by reason of the transactions contemplated hereby) as were applicable to such Company Option as of immediately prior to the First Effective Time. The number of shares of Parent Common Stock subject to each such Assumed Option shall be equal to (A) the number of shares of Company Common Stock subject to each Company Option immediately prior to the First Effective Time multiplied by (B) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (C) the exercise price per share of Company Common Stock otherwise purchasable pursuant to such Company Option divided by (D) the Exchange Ratio; provided, that in the case of any Assumed Option to which Section 421 of the Code applies as of the First Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Assumed Option to which Section 409A of the Code applies as of the First Effective Time, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional Taxes thereunder.

(iii) Canceled Company Options. At the First Effective Time, each Company Option, whether vested or unvested, that is outstanding as of immediately prior to the First Effective Time and that is not a Participating Option or an Assumed Option and as designated on the Spreadsheet, shall be cancelled for no consideration (only in the case of Company Options that are Out-of-Money) or, for consideration of such holder’s Pro Rata Portion of the Closing Stock Merger Consideration and the Closing Cash Merger Consideration as designated on the Spreadsheet, pursuant to relevant equity incentive plans of the Company or the related award documents or, an option cancellation agreement entered into between the Company and the Optionholder (each, a “Cashed-Out Option”) and shall thereafter be of no further force and effect.

(iv) Canceled Company Warrants. At the First Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the First Effective Time and is not a Participating Option, as designed in the Spreadsheet, whether or not then vested or exercisable, shall be cancelled for no consideration (only in the case of Company Warrants that are Out-of-Money) or, for consideration of such holder’s Pro Rata Portion of the Closing Stock Merger Consideration and/or the Closing Cash Merger Consideration as designated on the Spreadsheet (which may be calculated not on a net value basis), pursuant to the related warrant documents or a warrant cancellation agreement entered into between the Company and the Company Warrant holder (each, a “Cashed-Out Warrant”) and shall thereafter be of no further force and effect.

(v) Company Actions Regarding Company Options and Company Warrants. The Company shall, prior to the First Effective Time, take or cause to be taken such actions, and shall obtain all such consents including consents of applicable Company Option and Company Warrant holders to (A) exchange their Company Options and Company Warrants for such holder’s Pro Rata Portion of the Closing Stock Merger Consideration and/or the Closing Cash Merger Consideration, Exchange Options or other cash consideration pursuant to the applicable warrant documents, as applicable, and cancel their Company Options and Company Warrants concurrently at the Closing and (B) release the Company, Parent and the Merger Subs from any liability arising from such holders’ Company Options or Company Warrants (collectively, “Evidence of Company Actions Taken Regarding Company Options and Company Warrants”), as may be reasonably required to effect the foregoing provisions of this Section 1.6(c), after consultation with, and subject to the reasonable approval of, Parent. Prior to the Closing, the Company shall provide notice (in a form reasonably satisfactory to Parent and pursuant to the applicable option or warrant documents) to each holder of an outstanding Company Option or Company Warrant describing the treatment of such Company Option or Company Warrant in accordance with this Section 1.6(c) and shall provide the Evidence of Company Actions Taken Regarding Company Options and Company Warrants to Parent. Notwithstanding the foregoing, in the event any holder of Company Options or Company Warrants does not return their Evidence of Company Actions Taken Regarding Company Options and Company Warrants to the Company prior to the Closing, such holder’s Pro Rata Portion of the Closing Stock Merger Consideration and/or the Closing Cash Merger Consideration shall be paid by Parent to the Paying Agent at the Closing and retained by the Paying Agent until such holder returns their Evidence of Company Actions Taken Regarding Company Options and Company Warrants to the Surviving LLC.

(d) Private Placement.

(i) The Company shall use commercially reasonable efforts to take such actions and cause the holders of Company Capital Stock, Company Warrants and Company Options who will receive Parent Common Stock upon the Closing to provide all documentation, including investor questionnaires, reasonably requested by Parent to allow Parent to issue the Parent Common Stock to such holders in a manner that satisfies the private placement requirements of Section 4(a)(2) and/or Rule 506 of Regulation D under the Securities Act, including certifications to Parent that (i) such holder is and will be, as of the First Effective Time, an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act) and as to the basis on which such holder is an accredited investor; or (ii) such holder is not and will not be, as of the First Effective Time, an “accredited investor”, in which case such holder either alone or with such holder’s purchaser representative has such knowledge and experience in financial and business matters that such holder is capable of evaluating the merits and risks of the Parent Common Stock; and (iii) that the Parent Common Stock is being acquired for such holder’s account for investment only and not with a view towards, or with any intention of, a distribution or resale thereof for at least a period of six (6) months following the Closing. As it relates to any holder that is not and will not be an “accredited investor” as of the First Effective Time, Parent covenants and agrees to furnish all information to such holders as is required for compliance with Rule 502(b)(2) of Regulation D under the Securities Act. The Parent Common Stock issued pursuant to this Agreement will be deemed restricted shares as defined in Rule 144(a)(3) of the Securities Act and will be subject to certain resale restrictions, including a six (6) month holding period, at which time the holders thereof may request the Rule 144 restrictions be removed, and Parent agrees to take such action reasonably requested by the holders thereof to authorize the removal of any restricted legends and/or other restrictions on the Parent Common Stock, including, if required, an opinion of the Parent’s general counsel; provided, however, that in the event Parent’s general counsel does not respond and fulfill a request for an opinion from any such holder within five (5) Business Days, such holder may select an alternative counsel reasonably acceptable to Parent to provide such opinion, and, in each case, the costs of such opinion shall be borne by Parent.

(e) Escrow Funds. On the Closing Date and in accordance with the escrow agreement in a form reasonably acceptable to Parent, the Company, the Stockholder Representative and the Escrow Agent (the “Escrow Agreement”), Parent shall deposit or cause to be deposited with the Escrow Agent:

(i) the Indemnity Escrow Amount (such shares in deposit (as may be reduced from time to time), together with any interest, dividends, gains and other income thereon, the “Indemnity Escrow Fund”), which shall be held for the purpose of securing the indemnification obligations of the Contributing Equityholders set forth in Article VII and the obligations of the Contributing Equityholders pursuant to Section 1.9(e);

(ii) the Purchase Price Adjustment Escrow Amount (such shares in deposit (as may be reduced from time to time), together with any interest, dividends, gains and other income thereon, the “Purchase Price Adjustment Escrow Fund”), which shall be held for the purpose of securing the obligations of the Contributing Equityholders in Section 1.9(e); and

(iii) the Special Indemnification Escrow Amount (such cash in deposit (as may be reduced from time to time), together with any interest, dividends, gains and other income thereon, the “Special Indemnification Escrow Fund”), which shall be held for the purpose of securing the obligations of the Contributing Equityholders with respect to the Special Indemnification Matter.

(f) PPP Escrow Funds. On the Closing Date and in accordance with the escrow agreement in a form reasonably acceptable to the Company, Parent and the PPP Lender (the “PPP Escrow Agreement”), Parent shall deposit or cause to be deposited with the PPP Lender an amount in cash equal to the PPP Loan Escrow Amount (such amount (as may be reduced from time to time), together with any interest, dividends, gains and other income thereon, the “PPP Loan Escrow Fund”), to be held for the purpose of paying off the PPP Loan to the extent that the Company’s outstanding PPP Loan assumed by the Surviving LLC is not fully forgiven by the U.S. Small Business Administration post-Closing.

(g)           The Escrow Cash and Escrow Shares shall be withheld from the amounts payable to Equityholders pursuant Section 1.6(b) and Section 1.6(c) in accordance with their respective Escrow Pro Rata Portion, as applicable, and the amount of Escrow Cash and Escrow Shares so withheld shall be deemed to have been contributed to the Escrow Funds with respect to such Equityholders (the “Contributing Equityholders”), as set forth on the Spreadsheet. Except to the extent delivered to Parent or a Parent Indemnified Party in connection with the post-Closing price adjustment pursuant to Section 1.9 or an indemnity claim pursuant to Article VII, the Parent Common Stock transferred to the Escrow Funds shall be treated by Parent and its Affiliates as issued and outstanding Parent Common Stock, and shall be held by the Escrow Agent in accordance with the terms of the Escrow Agreement as a book position registered in the name of Western Alliance Bank, as Escrow Agent, in trust for the account and benefit of the Contributing Equityholders. The Contributing Equityholders will be entitled to exercise voting rights, and will be entitled to receive dividends (other than non-taxable stock dividends, which shall be withheld by Parent and included as part of the Escrow Funds), in each case with respect to such Parent Common Stock. The Contributing Equityholders shall be treated as owner of cash in the PPP Loan Escrow Fund for Tax purposes prior to disbursement and all interest on or other taxable income, if any, earned from the investment of such cash in the PPP Loan Escrow Fund pursuant to this Agreement shall be treated for tax purposes as earned by the Contributing Equityholders. Parent shall be treated as owner of cash in the Special Indemnification Escrow Fund for Tax purposes prior to disbursement; all interest on or other taxable income, if any, earned from the investment of such cash in the Special Indemnification Escrow Fund pursuant to this Agreement shall be treated for tax purposes as earned by Parent. Any payments to be made out of the Escrow Funds for the benefit of the Contributing Equityholders shall be made in accordance with Section 1.9, Section 4.3 and Article VII. Each Contributing Equityholder’s right, if any, to receive amounts or shares, as applicable, from the Escrow Funds are non-transferable and non-assignable, except that each Contributing Equityholder shall be entitled to assign such Contributing Equityholder’s rights to such amounts or shares, as applicable, by will, by the laws of intestacy or by other similar operation of law.

Section 1.7 Effect of the Second Merger on Capital Stock of Constituent Entities. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the Surviving Corporation, Merger Sub II, the Company or the respective stockholders or member as applicable, thereof, (a) each share of capital stock of the Surviving Corporation that is issued and outstanding immediately prior to the Second Effective Time shall, by virtue of the Second Merger and without further action on the part of the sole stockholder of the Surviving Corporation, be cancelled and extinguished for no consideration (b) each membership interest of Merger Sub II that is issued and outstanding immediately prior to the Second Effective Time shall, by virtue of the Second Merger and without further action on the part of the sole member of Merger Sub II, remain issued and outstanding.

Section 1.8 Closing Date Procedures.

(a) Paying Agent. As soon as reasonably practicable after the date hereof, Parent shall enter into the paying agent agreement in a form reasonably acceptable to Parent, the Company, the Stockholder Representative and the Paying Agent (the “Paying Agent Agreement”), pursuant to which Parent shall appoint the Paying Agent to act as the Paying Agent pursuant to the terms of the Paying Agent Agreement for the purposes of distributing the Aggregate Merger Consideration to the Equityholders (other than Employee Optionholders) in accordance with the terms of the Spreadsheet and this Agreement.

(b) Closing Date Cash Payments.

(i) At or prior to the Closing, Parent shall cause an amount in cash equal to the Closing Cash Merger Consideration, to be deposited in an account designated by the Paying Agent for further distribution to the Equityholders in accordance with Section 1.6(b)(i), Section 1.6(b)(ii), Section 1.6(c)(i), Section 1.6(c)(iii), Section 1.6(c)(iv), Section 1.8(c) and the Spreadsheet as soon as reasonably practical following the Closing and in accordance with the provisions of this Section 1.8. The aggregate amount of the Pro Rata Portion of the Closing Cash Merger Consideration that represents payments to all current or former Employee holders of Cashed-Out Options or Participating Options (collectively, the “Employee Optionholders”) as indicated to Parent by the Company on the Spreadsheet, shall be deposited in an account designated by Parent for further distribution to Company Option holders through the Surviving LLC’s payroll system, less any applicable income and employment withholding Taxes, in accordance with Section 1.6(c)(i) and Section 1.6(c)(iii) and the Spreadsheet as soon as reasonably practical following the Closing and in accordance with the provisions of this Section 1.8.

(ii) At or prior to the Closing, Parent shall cause an amount in cash equal to PPP Loan Escrow Amount to be deposited in an account designated by the PPP Lender to be held in accordance with the terms of the PPP Escrow Agreement.

(iii) At or prior to the Closing, Parent shall cause an amount in cash equal to Special Indemnification Escrow Amount to be deposited in an account designated by the Escrow Agent to be held in accordance with the terms of the Escrow Agreement.

(iv) At or prior to the Closing, Parent shall pay or cause to be paid, on behalf of the Company or its applicable Subsidiary, the amounts set forth in the Payoff Letters delivered pursuant to Section 4.3(a) (collectively, the “Closing Indebtedness Paid-off Amount”) by wire transfer of immediately available funds to the accounts of the applicable lenders or other parties as set forth in the Payoff Letters.

(v) At or prior to the Closing, Parent shall pay or cause to be paid, on behalf of the Company or its applicable Subsidiary, by wire transfer of immediately available funds, the Transaction Expenses set forth in the Statement of Expenses to the applicable recipients as set forth on the Statement of Expenses.

(c) Exchange Procedures for Stockholders. As soon as reasonably practicable after the Closing, and in any event within three (3) Business days after the Closing Date for each Stockholder for whom Paying Agent has received such Stockholder’s name, email address, certificate number(s) and associated number(s) of shares of Company Capital Stock, Parent or the Paying Agent shall mail or deliver via electronic transmission a letter of transmittal in substantially the form attached hereto as Exhibit D (the “Exchange Documents”), together with the notification required by Section 603(b) of the California Corporations Code, a statement in accordance with the California Corporation Code regarding appraisal rights, a cover letter, including such information regarding the Mergers as may be required under the California Corporations Code and all applicable Legal Requirements, together with a copy of this Agreement, to allow the Stockholders to validly waive or assert any appraisal rights or demands to purchase, all tax-related documentation reasonably required by Parent, including an IRS Form W-9 and/or IRS Form W-8BEN, as applicable, and such additional information as Parent may determine is appropriate, to the address set forth opposite each Stockholder’s name on the Spreadsheet. As soon as reasonably practical after Parent or the Paying Agent receives the Exchange Documents and any applicable tax forms that Parent or the Paying Agent may reasonably require in connection therewith, duly completed and validly executed in accordance with the instructions thereto, and a certificate representing shares of Company Capital Stock (the “Company Stock Certificates”) from a Stockholder, (i) and in any event, in no less than two (2) Business Days after receipt of the applicable Exchange Documents and any other information reasonably required by the Paying Agent or Parent, the Paying Agent shall pay to such Stockholder the portion of the cash consideration payable in respect of such shares of Company Capital Stock pursuant to Section 1.6(b)(i) and the Spreadsheet; (ii) and in any event, in no less than five (5) Business Days after receipt of the applicable Exchange Documents and any other information reasonably required by the Paying Agent or Parent, Parent shall cause its transfer agent to issue to such Stockholder such holder’s Pro Rata Portion of the Closing Stock Merger Consideration issuable in respect of each share of Company Capital Stock held by such Stockholder pursuant to Section 1.6(b)(i) and the Spreadsheet, and (iii) the Company Stock Certificate, if applicable, so surrendered shall be marked as “cancelled”. Until so surrendered, each Company Stock Certificate outstanding after the First Effective Time will be deemed, for all corporate purposes thereafter, to evidence only the right to receive that portion of the Aggregate Merger Consideration (each, without interest) issuable in exchange for the Company Capital Stock represented by such Company Stock Certificate. No portion of the Aggregate Merger Consideration will be paid to the holder of any unsurrendered Company Stock Certificate with respect to shares of Company Capital Stock formerly represented thereby until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate and validly executed Exchange Documents in accordance with the provisions of this Section 1.8. For all purposes of this Agreement and for U.S. federal income tax purposes, in accordance with Treasury Regulation Section 1.358-2(a)(2)(ii), each Stockholder shall be treated as having surrendered shares of Company Capital Stock, in the order set forth in the Exchange Documents, in exchange for the cash consideration payable to such Stockholder, and the portion of such shares treated as exchanged for such cash consideration shall be equal to the product of (x) the total number of shares of Company Capital Stock to be surrendered by such Stockholder, multiplied by (y) the percentage of the total value of the aggregate consideration payable to such Stockholder in cash.

(d) Issuance of Parent Common Stock to Holders of Participating Options, Cashed-Out Options and Cashed-Out Warrants and to Be Held in Applicable Escrow Funds; Issuance of Exchange Options. On the Closing Date, Parent shall cause its transfer agent to (i) issue to each former holder of Participating Options such holder’s Pro Rata Portion of the Closing Stock Merger Consideration issuable in respect thereof pursuant to Section 1.6(c)(i) and the Spreadsheet; (ii) issue to each former holder of Cashed-Out Options such holder’s Pro Rata Portion of the Closing Stock Merger Consideration issuable in respect thereof pursuant to Section 1.6(c)(iii) and the Spreadsheet; (iii) issue to each former holder of Cashed-Out Warrants such holder’s Pro Rata Portion of the Closing Stock Merger Consideration issuable in respect thereof pursuant to Section 1.6(c)(iv) and the Spreadsheet, if applicable; (iv) issue such number of shares of Parent Common Stock equal to the sum of (x) the Indemnity Escrow Amount and (y) the Purchase Price Adjustment Escrow Amount to the Escrow Agent to be deposited in the respective accounts of the Contributing Equityholders as designated by the Escrow Agent in the amounts set forth in the Spreadsheet and to be held in accordance with the terms of the Escrow Agreement; and (v) issue to each Assumed Option holder the Exchange Options in respect thereof pursuant to Section 1.6(c)(ii) and the Spreadsheet.

(e) Lost, Stolen or Destroyed Certificates. In the event any Company Stock Certificate shall have been lost, stolen or destroyed, the Paying Agent or Parent shall pay and/or issue, in exchange for such lost, stolen or destroyed certificate, the portion of the Aggregate Merger Consideration, if any, payable and/or issuable in respect thereto pursuant to Section 1.6(b)(i) upon the making of a customary affidavit of that fact by the holder thereof; provided, however, that if the aggregate value of Company Stock Certificates being claimed by a Stockholder as lost, stolen or destroyed exceeds $10,000, Parent may, in its discretion and as a condition precedent to the issuance thereof, require the Stockholder who is the owner of such lost, stolen or destroyed certificates to provide a customary indemnification agreement in form and substance reasonably acceptable to Parent against any claim that may be made against Parent, the Surviving Corporation, the Surviving LLC or the Paying Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

(f) Transfers of Ownership. If any cash payments are to be made or any shares of Parent Common Stock are to be issued pursuant to Section 1.6 and this Section 1.8 to a Person other than the Person whose name is reflected on the Company Stock Certificate surrendered in exchange therefor, it will be a condition of the issuance or delivery thereof that the certificate so surrendered will be properly endorsed (to the extent applicable) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of any portion of the Aggregate Merger Consideration in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(g) No Further Ownership Rights in Company Capital Stock. The amounts paid or payable or issued or issuable in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be paid or payable or issued or issuable in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation or the Surviving LLC of shares of Company Capital Stock which were outstanding immediately prior to the First Effective Time or Second Effective Time. If, after the First Effective Time, Company Stock Certificates are presented to the Surviving Corporation or Surviving LLC for any reason, they shall be canceled and exchanged as provided in this Article I.

(h) No Liability. Notwithstanding anything to the contrary in this Agreement, none of Parent, Merger Subs, the Paying Agent, the Surviving Corporation, the Surviving LLC, the Stockholder Representative or any party hereto shall be liable to a Stockholder for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.

Section 1.9 Closing Date Adjustment.

(a) At least two (2) Business Days prior to Closing, the Company shall deliver to Parent a statement (the “Estimated Closing Statement”) setting forth a good-faith estimation of (A) the Net Working Capital (the “Estimated Net Working Capital”) and (B) the Closing Cash (the “Estimated Closing Cash”) as of the Determination Time and how such amounts are calculated, which shall be prepared in accordance with the definitions of Net Working Capital and Closing Cash, respectively, provided in this Agreement and reasonably acceptable to Parent. The Closing Cash amount will remain on the balance sheet for use in the business on and after the Closing Date. For the avoidance of doubt, the Aggregate Merger Consideration shall be paid on an estimated basis at the Closing based on the Estimated Net Working Capital and the Estimated Closing Cash and shall be subject to adjustment and true-up as provided in this Section 1.9.

(b) Parent, the Company and the Stockholder Representative acknowledge and agree that the Net Working Capital and the Closing Cash as of the Determination Time may be different from the Estimated Net Working Capital and the Estimated Closing Cash, respectively. Accordingly, as soon as reasonably practicable, but not later than ninety (90) days after the Closing Date, Parent shall prepare in good faith and deliver to the Stockholder Representative (i) Parent’s determination of the Net Working Capital and the Closing Cash as of the Determination Time, and (ii) a statement setting forth Parent’s resulting calculation of the Adjustment Amount, together with reasonable detailed supporting documentation therefor (the “Parent Closing Statement”). Such estimates shall be based on the Company’s books and records and have been prepared in accordance with GAAP and the definitions provided in this Agreement. The Parent Closing Statement shall include a reconciliation of such amounts with the amounts set forth in the Estimated Closing Statement and shall set forth in reasonable detail (and be accompanied by reasonable supporting documentation) the basis for any discrepancy or disagreement. If Parent does not deliver the Parent Closing Statement to the Stockholder Representative within ninety (90) days after the Closing Date, then, the Adjustment Amount, the Estimated Net Working Capital and the Estimated Closing Cash included in the Estimated Closing Statement shall become final and binding upon the parties hereto as the final Adjustment Amount, the final Net Working Capital and the final Closing Cash for all purposes hereunder.

(c) The Stockholder Representative and Parent will have the right to review all records, work papers and calculations, and shall have access to such personnel and advisors of the Surviving LLC and Parent on reasonable advance notice and during regular working hours, that are reasonably necessary for the purpose of reviewing the Estimated Closing Statement and the Parent Closing Statement; provided that Parent and the Stockholder Representative will be entitled to withhold portions of any such books, records, documents or other information or access from the Stockholder Representative or Parent, as applicable, the provision of which would, or would reasonably be likely, to cause the attorney-client privilege thereof to be waived. The Stockholder Representative will have thirty (30) days after Parent delivers the Parent Closing Statement in which to notify Parent in writing (such notice, a “Closing Statement Dispute Notice”) of any discrepancy in, or disagreement with, any calculations supporting, or any items reflected on, the Parent Closing Statement (and specifying the amount in dispute and setting forth in reasonable detail the basis for such discrepancy or disagreement), and Parent and the Stockholder Representative shall negotiate in good faith to resolve such disputed items and, upon mutual agreement by Parent and the Stockholder Representative in writing, an appropriate adjustment will be made thereto. If the Stockholder Representative does not deliver a Closing Statement Dispute Notice to Parent during such thirty (30) day period, the Parent Closing Statement will be deemed to be accepted in the form presented to the Stockholder Representative and the Adjustment Amount, the Net Working Capital and the Closing Cash included in the Parent Closing Statement shall become final and binding upon the parties hereto as the final Adjustment Amount, the final Net Working Capital and the final Closing Cash for all purposes hereunder. If the Stockholder Representative timely delivers a Closing Statement Dispute Notice and Parent and the Stockholder Representative do not resolve, within fifteen (15) days after timely delivery of the Closing Statement Dispute Notice, any discrepancy or disagreement therein, the discrepancy or disagreement may be submitted by either party for review and final determination by the Designated Accounting Firm. The parties hereto acknowledge and agree that the Federal Rules of Evidence Rule 408 shall apply to Parent, the Surviving LLC and the Stockholder Representative during such fifteen (15)-day period of negotiations. The review by the Designated Accounting Firm will be limited to the discrepancies and disagreements set forth in the Closing Statement Dispute Notice, and the resolution of such discrepancies and disagreements and the determination of the Net Working Capital and the Closing Cash and (A) the resulting calculation of the Adjustment Amount by the Designated Accounting Firm must be in writing, (B) made in accordance with GAAP and the definitions set forth herein, (C) with respect to any specific discrepancy or disagreement, no greater than the higher amount calculated by Parent or the Stockholder Representative, as the case may be, and no lower than the lower amount calculated by Parent or the Stockholder Representative as the case may be, (D) made as promptly as practical after the submission of such discrepancies and disagreements to the Designated Accounting Firm (but in no event later than thirty (30) days after the date of submission), (E) be based solely on written presentations by Parent and Stockholder Representative that are in accordance with the guidelines and procedures set forth in this Agreement and not on the basis of an independent review, and (F) final and binding upon, and non-appealable by, the parties hereto and their respective successors and assigns for all purposes hereof, and not subject to collateral attack for any reason absent manifest error or fraud. The fees, costs and expenses of retaining the Designated Accounting Firm will be allocated between (x) the Contributing Equityholders and (y) Parent in inverse proportion as they may prevail on matters resolved by the Designated Accounting Firm, which proportion will be based on the amounts proposed by the Stockholder Representative and Parent. Following the resolution of all objections of the Stockholder Representative regarding the manner in which any item or items are treated on the Parent Closing Statement, by mutual agreement or as determined by the Designated Accounting Firm, Parent will prepare the final statement reflecting such agreement or determination of the Adjustment Amount, the Net Working Capital and the Closing Cash and will deliver copies thereof to the Stockholder Representative and such final statement will be the final Closing Statement, and, for the avoidance of doubt, the Adjustment Amount, the Net Working Capital and the Closing Cash set forth in such final Closing Statement will be the final Adjustment Amount, the final Net Working Capital and the final Closing Cash.

(d) If the final Adjustment Amount reflects a positive adjustment (such positive adjustment amount, the “Excess Amount”), then Parent and the Stockholder Representative shall issue joint written instructions to the Escrow Agent to release the Adjustment Escrow Fund within five (5) Business Days of the final determination of the Adjustment Amount and Parent shall deposit the Excess Amount in cash or shares of Parent Common Stock valued at the Parent Trading Price per share, at Parent’s choice, within five (5) Business Days of the final determination of the Adjustment Amount with the Paying Agent for further distribution to the Contributing Equityholders based on their Escrow Pro Rata Portions in accordance with the Spreadsheet.

(e) If the final Adjustment Amount reflects a negative adjustment (such negative amount, the “Shortfall Amount”), then Parent and the Stockholder Representative shall issue joint written instructions to the Escrow Agent to release the lesser of such (i) Shortfall Amount divided by the Parent Trading Price (“Shortfall Amount Shares”) and (ii) the balance of the Purchase Price Adjustment Escrow Fund from the Purchase Price Adjustment Escrow Fund to Parent, and to release any remaining balance, if any, of the Purchase Price Adjustment Escrow Fund to the Paying Agent for further distribution to the Contributing Equityholders based on their Escrow Pro Rata Portions in accordance with the Spreadsheet; provided, however, to the extent the Purchase Price Adjustment Escrow Fund is insufficient to satisfy the Shortfall Amount Shares, in such joint written instructions, Parent and the Stockholder Representative shall direct the Escrow Agent to release the balance of the Shortfall Amount Shares from the Indemnity Escrow Fund to Parent. For the avoidance of doubt, recovery from these Escrow Funds shall be the sole and exclusive remedy available to Parent, the Surviving LLC and any of their respective Affiliates with respect to any Shortfall Amount.

Section 1.10 Withholding. The Company, the Paying Agent, Parent, the Surviving Corporation and the Surviving LLC, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of Tax law or under any Legal Requirements or applicable Orders, and to be provided any necessary Tax forms, including a valid IRS Form W-9; provided, however, that, except with respect to any deductions or withholdings with respect to payments to Employees, Parent shall use commercially reasonable efforts to (a) notify any Person receiving any payment subject to deduction or withholding under this Section 1.10 in writing, prior to deducting or withholding any amounts or permitting any such deduction or withholding, that such deduction or withholding is required and (b) cooperate and cause its Affiliates to cooperate with the Stockholder Representative in order to permit such amounts to be paid without deduction or withholding or at a reduced rate of deduction and withholding. To the extent such amounts are so deducted or withheld and duly paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to which such amounts would otherwise have been paid.

Section 1.11 Tax Consequences. The parties hereto intend for the Mergers to be treated as integrated steps in a single transaction and together to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3. The parties hereto shall report for all tax, financial and accounting purposes the Transactions as a reorganization under Section 368(a) of the Code, unless otherwise required by Applicable Law. Notwithstanding the foregoing, except as otherwise expressly provided in this Agreement, none of Parent or any of its Affiliates makes any representations or warranties to the Company or to any Equityholder of the Company regarding the Tax treatment of the Mergers, or any of the Tax consequences to the Company or any Equityholder of the Company of this Agreement, the Mergers or any of the other transactions or agreements contemplated hereby, and the Company acknowledges that the Company and the Equityholders of the Company are relying solely on their own Tax advisors in connection with this Agreement, the Mergers and the other transactions and agreements contemplated hereby.

Section 1.12 Taking of Further Action. If at any time after the First Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, to vest the Surviving LLC with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, to vest Parent with full right, title and possession to all of the Company Capital Stock or to otherwise carry out the purposes of this Agreement, then each of the Stockholder Representative, the Company, Parent and the officers and directors of each of the Company and Parent are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action as any other party may reasonably request.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

Subject to any disclosure set forth in the disclosure schedule delivered by the Company to Parent on the date hereof concurrently with the execution and delivery of this Agreement (the “Disclosure Schedule”, the Company hereby represents and warrants to Parent and Merger Subs that the statements in this Article II are true and correct as of the date hereof (except to the extent such representations and warranties expressly relate to an earlier date). The Disclosure Schedule has been arranged in separately numbered sections, subsections and subclauses that correspond to the specific sections, subsections or subclauses of each representation and warranty set forth in this Article II; provided, however, the disclosure of any item in any section, subsection or subclause of the Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section, subsection or subclause of the Disclosure Schedule to which the relevance of such item is reasonably apparent without reading or knowing the underlying documents.

Section 2.1 Organization and Good Standing.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted. The Company is duly qualified or licensed to do business and in good standing as a foreign corporation in California and each other jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business requires such qualification or license, except where the failure to so qualify or be licensed would not have a Company Material Adverse Effect, all of which jurisdictions are set forth on Section 2.1(a) of the Disclosure Schedule.

(b) The Company has Made Available true, correct and complete copies of its certificate of incorporation, as amended to date (the “Certificate of Incorporation”) and bylaws, as amended to date, each in full force and effect on the date hereof (collectively, the “Charter Documents”). The board of directors of the Company has not approved any amendment to any of the Charter Documents that has not been Made Available. Section 2.1(b) of the Disclosure Schedule lists the directors and officers of the Company and every jurisdiction in which the Company and its Subsidiaries have Employee or own or lease facilities. The operations now being conducted by the Company and its Subsidiaries are not now and have never been conducted by the Company or any of its Subsidiaries under any other name.

Section 2.2 Authority and Enforceability. The Company has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and, subject to receipt of the Company Stockholder Approval, to consummate the First Merger and the other Transactions. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the Mergers and the other Transactions have been duly authorized by all requisite corporate action on the part of the Company and no further corporate action is required on the part of the Company to authorize the Company’s entry into this Agreement and any Related Agreements to which the Company is a party or the consummation of the Mergers or any other Transactions by the Company, other than the adoption of this Agreement and approval of the Mergers by the holders of at least a majority of the issued and outstanding shares of Company Common Stock (the “Company Stockholder Approval”). The board of directors of the Company has unanimously approved this Agreement, the Mergers and the other Transactions, and recommended to the Stockholders that they vote in favor of adoption of this Agreement and approval of the Mergers and the other Transactions (the “Company Board Recommendation”). This Agreement and each of the Related Agreements to which the Company is a party have been, or when executed and delivered by the Company will be, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute, or when executed and delivered will constitute, the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, subject to (x) Legal Requirements of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (y) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity (clauses (x) and (y) collectively, the “Enforceability Limitations”).

Section 2.3 Governmental Approvals and Consents. Except as set forth on Section 2.3 of the Disclosure Schedule, no consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with any Governmental Entity, is required by, or with respect to, the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company or any of its Subsidiaries is a party or the consummation of the Mergers or any other Transactions, except for (a) such consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and state “blue sky” laws, and (b) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware.

Section 2.4 No Conflicts . Assuming compliance with the other regulatory measures, if any, described in Section 2.3 hereto, and except all necessary notices, consents, waivers and approvals of parties to any Contracts as are required thereunder in connection with the Mergers or any other Transactions as set forth on Section 2.4 of the Disclosure Schedule, (i) the execution and delivery by the Company of this Agreement and any Related Agreement to which the Company or any of its Subsidiaries is a party, and (ii) the consummation of the Mergers or any other Transactions, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, material modification or acceleration of any obligation or reasonably be expected to result in a loss of any material benefit (any such event, a “Conflict”) under (a) any provision of the Charter Documents (or the organizational documents of any Subsidiary of the Company), as amended, (b) any Company Contract or (c) any Legal Requirement or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible).

Section 2.5 Company Capital Structure.

(a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock, of which 6,157,856 shares are issued and outstanding on the date hereof. The Company Capital Stock is held by the Persons and in the amounts set forth in Section 2.5(a) of the Disclosure Schedule which further sets forth for each such Person the number of shares held, class and/or series of such shares and the number of the applicable stock certificates representing such shares (if any). Except as set forth on Section 2.5(a)(2) of the Disclosure Schedule, all outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Charter Documents, or any Company Contract.

(b) All outstanding shares of Company Capital Stock, Company Options, Company Warrants and Company Convertible Notes have been (i) issued or repurchased (in the case of shares that were outstanding and repurchased by the Company) in compliance with all applicable Legal Requirements, (ii) to the Knowledge of the Company, in the case of shares that were transferred by the Company’s Equityholders, transferred in compliance with all applicable securities laws, (iii) to the Knowledge of the Company, were issued, transferred and repurchased (in the case of shares that were outstanding and repurchased by the Company and in the case of shares transferred by the Company’s Equityholders) in accordance with any right of first refusal or similar right or limitation. Other than the Company Capital Stock set forth in Section 2.5(a) of the Disclosure Schedule, the Company has no other capital stock authorized, issued or outstanding. There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock. True, correct and complete copies of all agreements and instruments relating to any securities of the Company (to the extent in the Company’s possession or otherwise reasonably obtainable by the Company) have been Made Available and such agreements and instruments have not been amended, modified or supplemented.

(c) Except for the Plan, and except as set forth on Section 2.5(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries currently maintain any stock option plan or any other plan or agreement providing for equity or equity-related compensation to any Person (whether payable in shares, cash or otherwise). The Company has reserved 4,000,000 shares of Company Common Stock for issuance to employees and directors of, and consultants to, the Company upon the issuance of stock or the exercise of options granted under the Plan, of which (i) 1,466,500 shares are issuable, as of the date hereof, upon the exercise of outstanding, unexercised options granted under the Plan, (ii) 1,000 shares have been issued upon the exercise of options granted under the Plan and remain outstanding as of the date hereof, (iii) zero (0) shares have been issued as other types of equity awards under the Plan and remain outstanding as of the date hereof, and (iv) 2,533,500 shares remain available for future grant. In addition, 322,836 shares are issuable, as of the date hereof, upon the exercise of outstanding, unexercised warrants. All holders of Company Options are current or former employees or non-employee directors or independent contractors, advisors or consultants to or of the Company or a Subsidiary of the Company. No Company Option or other “stock right” (as defined in U.S. Treasury Department regulation 1.409A-1(1)) (A) has an exercise price that was less than the fair market value of the underlying equity as of the date such option or right was granted and no exercise price of any Company Option has been amended following the grant date of such Company Option to an exercise price less than the fair market value on the date of such amendment, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option or other stock rights, (C) has been granted after the Company’s incorporation, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A), or (D) has ever been accounted for other than fully in accordance with GAAP in the Year-End Financial Statements.

(d) Section 2.5(d) of the Disclosure Schedule sets forth for each outstanding Company Option and Company Warrant, the name of the holder, the type of award for a Company Option, the number of shares of Company Capital Stock issuable upon the exercise of such Company Option or Company Warrant, the date of grant for a Company Option and the exercise period for a Company Warrant, the exercise price and the vesting status.

(e) Except as set forth on Section 2.5(e) of the Disclosure Schedule, no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, are issued or outstanding as of the date hereof.

(f) Except for the Company Options, Company Warrants and Company Convertible Notes, and except as set forth on Section 2.5(f) of the Disclosure Schedule, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except for the Company Options, there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other equity-compensation rights of the Company or any of its Subsidiaries (whether payable in shares, cash or otherwise). Except as contemplated hereby, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company or any of its Subsidiaries, and there are no agreements to which the Company or any of its Subsidiaries is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock.

The Company is not aware of any fact that will contradict the following: As a result of the First Merger, Parent will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock, whether or not such shares of Company Capital Stock are outstanding. The information contained in the Spreadsheet will be true, correct and complete as of the Closing Date and the calculations performed to compute the information contained therein will be accurate and in accordance with applicable Legal Requirements, the terms of this Agreement, the Charter Documents and all other agreements and instruments among the Company and/or any of the Stockholders, and no Stockholder nor any other holder of Company securities will be entitled to any amounts except as provided in the Spreadsheet or applicable Legal Requirements with respect to Dissenting Shares.

Section 2.6 Company Subsidiaries.

(a) Section 2.6(a)(i) of the Disclosure Schedule lists each Subsidiary of the Company along with its jurisdiction of incorporation or organization. Each Subsidiary of the Company is an entity validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (or in the event good standing is not an applicable concept in such jurisdiction, no proceedings have been initiated for the dissolution of such Subsidiary under the laws of its jurisdiction of incorporation or organization). Each Subsidiary of the Company has the power to own its assets and properties and to carry on its business as currently conducted. Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business require such qualifications or licenses (except in the event good standing is not an applicable concept in any such jurisdiction), except where the failure to so qualify or be licensed would not have a Company Material Adverse Effect. Except as set forth on Section 2.6(a)(ii) of the Disclosure Schedule, all of the outstanding shares or other equity interests of each Subsidiary of the Company are owned of record and beneficially by the Company. All of the outstanding shares or other equity interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the charter documents or bylaws or other organizational documents of such Subsidiary, or any agreement to which such Subsidiary is a party or by which it is bound, and have been issued in compliance with all applicable Legal Requirements. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound obligating such Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock or other equity interests of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any Subsidiary of the Company.

(b) A true, correct and complete copy of the charter documents and bylaws or other organizational documents of each Subsidiary of the Company, each as amended to date and in full force and effect on the date hereof, has been Made Available. No Subsidiary of the Company is threatened with or subject to any bankruptcy or insolvency proceedings or is or likely to become unable to pay its due debts upon their maturity. Section 2.6(b)(i) of the Disclosure Schedule lists, for each Subsidiary of the Company on the date of this Agreement, (A) the managers, directors and officers for each such Subsidiary and (B) the name(s) of the shareholder(s) and other equity interest holders (and percentage owned by each), if applicable, of such Subsidiary. Except as set forth on Section 2.6(b)(ii) of the Disclosure Schedule, any Subsidiaries that are not wholly-owned by the Company are controlled by the Company and consolidated with the Company in the Financials.

(c) Section 2.6(c) of the Disclosure Schedule lists each corporation, limited liability company, partnership, association, joint venture or other business entity (other than the Company’s Subsidiaries) in which the Company owns, directly or indirectly, any shares or any interest. Neither the Company nor any of its Subsidiaries have entered into any Contracts to make any future investment in or capital contribution to any Person.

Section 2.7 Company Financial Statements; Internal Financial Controls.

 (a) Section 2.7(a) of the Disclosure Schedule sets forth the Company’s (i) audited consolidated balance sheets as of December 31, 2019, December 31, 2018 and December 31, 2017 and each of the related consolidated statements of income, cash flow and stockholders’ equity for the twelve (12) month periods then ended (the “Year-End Financials”), and (ii) reviewed unaudited consolidated balance sheet as of September 30, 2020 (the “Balance Sheet Date”), and the related unaudited consolidated statements of income, cash flow and stockholders’ equity for the nine (9) months then ended (the “Interim Financials” and, together with the Year-End Financials, collectively referred to as the “Financials”). The Year-End Financials and the Interim Financials have been prepared in accordance with GAAP. The Financials present fairly in all material respects the Company’s consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein, subject in the case of the Interim Financials to normal year-end adjustments, which are not material in amount or significance in any individual case or in the aggregate and the absence of footnote disclosures and other presentation items. The Company’s unaudited consolidated balance sheet as of the Balance Sheet Date is referred to hereinafter as the “Current Balance Sheet.” The Books and Records of the Company and each of its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements, and the Financials are consistent with such Books and Records.

(b) All of the accounts receivable, whether billed or unbilled, of the Company and each of its Subsidiaries arose in the ordinary course of business, are not subject to any valid set-off or counterclaim, do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis and are not subject to any other repurchase or return arrangement.

(c) The Company and each of its Subsidiaries have established and maintain, adhere to and enforce a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Financials), in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and each of its Subsidiaries in all material respects, (ii) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and each of its Subsidiaries are being made only in accordance with appropriate authorizations of management and the board of directors of the Company in all material respects and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries (including any manager thereof) have identified or been made aware of (x) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or any of its Subsidiaries, (y) any fraud, whether or not material, that involves the management or other Employees of the Company (current or former) or any of its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries or (z) any claim or allegation regarding any of the foregoing.

Section 2.8 No Undisclosed Liabilities . As of the date of this Agreement, neither the Company nor any of its Subsidiaries have any liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or otherwise (whether or not required to be reflected in financial statements prepared in accordance with GAAP), except (a) for those which have been reflected in the Current Balance Sheet, (b) those that are expressly disclosed on Section 2.8 of the Disclosure Schedule, (c) contractual and other liabilities which have been incurred or have arisen in the ordinary course of business (none of which is a liability for breach of contract, breach of warranty, tort, infringement, misappropriation, dilution or violation of law), (d) for those which incurred solely as a result of any action expressly required to be taken pursuant to the terms of the Agreement, or (e) those, that to the Knowledge of the Company, do not individually exceed $10,000, or $50,000 in the aggregate. All reserves that are set forth in or reflected in the Current Balance Sheet have been established in accordance with GAAP as consistently applied by the Company for pre-Closing periods.

Section 2.9 No Changes . Since the Balance Sheet Date through the date hereof,

(a) no event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect has occurred or arisen, and

(b) except as set forth on Section 2.9(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries have taken any of the following actions:

(i) caused or permitted any modifications, amendments or changes to the Charter Documents or the organizational documents of any of its Subsidiaries;

(ii) split, combined or reclassified of any shares of its capital stock;

(iii) issued, sold or otherwise disposed of any of its capital stock (other than in connection with the Transactions under this Agreement), or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(iv) declared or paid any dividends or distributions on or in respect of any of its capital stock or redeemed, purchased or acquired any of its capital stock;

(v) formed, or entered into any commitment to form, a subsidiary, or acquired, or entered into any commitment to acquire, an interest in any corporation, association, joint venture, partnership or other business entity or division thereof;

(vi) made or agreed to make any capital expenditure or entered into any agreement obligating the Company to make a capital expenditure exceeding $20,000 individually or $75,000 in the aggregate;

(vii) entered into any agreement, contract or commitment for the sale, lease, license or transfer of any Company IP or any agreement, contract or commitment or modification or amendment to any agreement with respect to Company IP with any Person, except non-exclusive licenses or sublicenses granted in the ordinary course of business consistent with past practice;

(viii) abandoned or allowed to lapse or failed to maintain in full force and effect any Registered IP, or failed to take or maintain reasonable measures to protect the confidentiality or value of any trade secrets included in the Company Intellectual Property;

(ix) acquired or agreed to acquire or disposed or agreed to dispose of any assets of the Company or any of its Subsidiaries or any business enterprise or division thereof outside the ordinary course of the business of the Company or any of its Subsidiaries, and consistent with past practice;

(x) incurred any Indebtedness, which is not paid off as of the date of this Agreement, issued or sold any debt securities, created a Lien (other than Permitted Liens) over any asset of the Company or any of its Subsidiaries or materially amended the terms of any outstanding loan agreement;

(xi) suffered any material damage, destruction or loss (whether or not covered by insurance) to its tangible or intangible property;

(xii) accelerated, terminated, materially modified or cancelled any material Contract (including, but not limited to, any Material Contract) to which the Company is a party or by which it is bound;

(xiii) made any loan to any Person (except for advances to employees for reasonable business travel and other business expenses in the ordinary course of business consistent with past practice), purchased debt securities of any Person or guaranteed any indebtedness of any Person;

(xiv) paid, discharged, released, waived or satisfied any claims, rights or liabilities, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected on the Current Balance Sheet or incurred in the ordinary course of business after the Balance Sheet Date;

(xv) adopted or changed accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by GAAP;

(xvi) (A) made or changed any material election in respect of Taxes other than in the ordinary course of business consistent with past practice, (B) adopted or changed any accounting method in respect of Taxes, (C) entered into any closing agreement in respect of Taxes, (D) settled any claim or assessment in respect of a material amount of Taxes, (E) consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes, (F) made or requested any Tax ruling, (G) entered into any Tax sharing or similar agreement or arrangement, (other than any agreement or arrangement the primary subject matter of which is not Taxes), or (H) amended any income or other material Tax Return;

(xvii) increased, or agreed to increase, in excess of $50,000 in the aggregate, the base cash compensation payable, to its officers, directors, senior Employees, independent contractors or consultants with annual base compensation in excess of $100,000, or granted any change in control benefit, severance or termination pay to, or entered into any employment or severance agreement with, any of its current Employees, directors, independent contractors or consultants, other than in the ordinary course of business consistent with past practice or as required by Legal Requirement;

(xviii) terminated any Employee whose annual salary exceeded $150,000, other than in the ordinary course of business consistent with past practice or as required by Legal Requirement or otherwise cause any Employees to resign, in each case other than (x) in the ordinary course of business consistent with past practice or (y) for “cause” or poor performance;

(xix) canceled, amended (other than in connection with the addition of customers and suppliers to such insurance policies from time to time in the ordinary course of business consistent with past practices) or failed to renew (on substantially similar terms) any insurance policy of the Company or any of its Subsidiaries;

(xx) except as required by applicable Legal Requirements and the Transactions contemplated herein, convened any regular or special meeting (or any adjournment or postponement thereof) of the Stockholders; or

(xxi) taken, committed, or agreed in writing or otherwise to take, any of the actions described in the foregoing clauses of this Section 2.9(b).

Section 2.10 Taxes.

(a) Tax Returns and Payments. Each income and other Tax Return required to be filed by or on behalf of the Company or any of its Subsidiaries with any Governmental Entity, including all Tax Returns required to be filed by the Company for fiscal years ending on or prior to December 31, 2019: (i) except as set forth on Section 2.10(a)(i) of the Disclosure Schedule, has been filed on or before its applicable due date (including any extensions of such due date); and (ii) has been accurately and completely prepared in compliance with all applicable Legal Requirements. All amounts of Taxes required to be paid by the Company and each of its Subsidiaries have been timely paid (whether or not shown on any Tax Return). Neither the Company nor any Subsidiary is the beneficiary of any extension of time within which to file any Tax Return, except extensions not currently in effect or obtained in the ordinary course of business. Neither the Company nor any of its Subsidiaries has deferred or delayed the payment of any Taxes under provisions of the CARES Act or any executive order, or has otherwise availed themselves of any Tax benefits or deferrals provided under the CARES Act.

(b) Reserves for Payment of Taxes. The Financials accurately and fully accrue in all material respects all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. Neither the Company nor any of its Subsidiaries have incurred any liability for Taxes since the Balance Sheet Date other than in the ordinary course of business.

(c) Audits; Claims; Etc. No Tax Return of the Company or any of its Subsidiaries is currently under any examination or audit by any Governmental Entity. Neither the Company nor any of its Subsidiaries have received from any Governmental Entity any: (i) written notice indicating an intent to open a Tax audit or other review; (ii) written request for information related to Tax matters; or (iii) written notice of deficiency or proposed Tax adjustment, in each case, which has not settled or resolved. No claim or legal proceeding is pending or threatened in writing against the Company or any of its Subsidiaries in respect of any Tax (including any Tax filing or Tax reporting obligation). There are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by the Company or any of its Subsidiaries. There are no Liens for Taxes upon any of the assets of the Company or any of its Subsidiaries except Liens for current Taxes not yet due and payable or which are being contested in good faith (and for which there are adequate accruals made in accordance with GAAP).

(d) Distributed Stock. Neither the Company nor any of its Subsidiaries have distributed stock of another Person, and neither the Company nor any of its Subsidiaries have had their stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code during the two (2) years prior to the date of this Agreement.

(e) Sales Tax. Except as set forth on Section 2.10(e) of the Disclosure Schedule, the Company and each of its Subsidiaries has collected and remitted all amounts, sales, use, value added, ad valorem, personal property and similar Taxes (“Sales Taxes”) with respect to sales made or services provided and, for all sales or provision of services that are exempt from Sales Taxes and that were made without charging or remitting Sales Taxes, the Company or its Subsidiaries, as applicable, has received and retained any required Tax exemption certificates or other documentation qualifying such sale or provision of services as exempt.

(f) Gain Recognition Agreements. The Company is not a party to a gain recognition agreement under Section 367 of the Code.

(g) Section 965. The Company will not be required to include in income following the Closing any amount as a result of an election under Section 965(h) of the Code.

(h) Tax Indemnity Agreements; Etc. Neither the Company nor any of its Subsidiaries currently are a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (in each case, other than any Contract, agreement or arrangement (i) between or among the Company and any of its Subsidiaries or (ii) the primary subject matter of which is not Taxes), and after the Closing Date, neither the Company nor any of its Subsidiaries will be bound by any such agreement or similar arrangement or have any liability thereunder for any amounts. Neither the Company nor any of its Subsidiaries have any liability for Taxes of any Person (other than the Company and its Subsidiaries, as the case may be) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Legal Requirements), as a transferee or successor, by operation of law or otherwise.

(i) No Other Jurisdictions for Filing Tax Returns. Neither the Company nor any of its Subsidiaries are subject to Tax in any country other than their respective countries of incorporation or formation by virtue of having a permanent establishment or other place of business in that country. No claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as the case may be, is or may be subject to taxation by that jurisdiction.

(j) Transfer Pricing. The Company and each of its Subsidiaries are in compliance with all applicable transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code (or any comparable provisions of state, local or non-U.S. Legal Requirements). All intercompany agreements have been adequately documented, and such documents have been duly executed in a timely manner.

(k) Tax Shelters; Listed Transactions; Etc. Neither the Company nor any of its Subsidiaries have consummated or participated in, nor is the Company or any of its Subsidiaries currently participating in, any transaction which was or is a “tax shelter” transaction as defined in Section 6662 of the Code and the Treasury Regulations promulgated thereunder. Neither the Company nor any of its Subsidiaries have ever participated in, nor is currently participating in, a “listed transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b). The Company and each of its Subsidiaries has disclosed on its respective Tax Returns any Tax reporting position taken in any Tax Return which could reasonably be expected to result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or non-U.S. Legal Requirements).

(l) Withholding. The Company and each of its Subsidiaries: (i) has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any non-U.S. Legal Requirement); (ii) has, within the time and in the manner prescribed by applicable Legal Requirements, withheld from employee wages or consulting compensation and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income and employment Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, and relevant non-U.S. income and employment Tax withholding Legal Requirements; and (iii) has timely filed all withholding Tax Returns, for all periods.

(m) Change in Accounting Methods; Closing Agreements; Etc. Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the First Effective Time or use of an improper method of accounting for any taxable period (or portion thereof) ending on or before the Closing Date; (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed prior to the First Effective Time; (iii) intercompany transactions or excess loss accounts described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Tax law) with respect to a transaction occurring prior to the First Effective Time; (iv) installment sale or open transaction disposition made prior to the First Effective Time; (v) prepaid amount received or deferred revenue accrued on or prior to the First Effective Time; or (vi) election under Section 108(i) of the Code (or any similar provision of state, local, or non-U.S. Tax law.

(n) Consolidated Groups. N either the Company nor any of its Subsidiaries have ever been a member of an affiliated, combined, consolidated or unified group (including within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company).

(o) PFICs; CFCs. Except as set forth on Section 2.10(o) of the Disclosure Schedule, the Company does not own any interest in any controlled foreign corporation (as defined in Section 957 of the Code) (“CFC”) or passive foreign investment company (as defined in Section 1297 of the Code) (“PFIC”).

(p) Section 83(b). To the Company’s Knowledge, no Person holds, or has ever acquired, shares of Company Common Stock that are nontransferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not timely been made. The Company has Made Available true, correct and complete copies in its possession of all election statements under Section 83(b) of the Code, together with evidence in its possession of timely filing of such election statements with the appropriate Internal Revenue Service Center, with respect to any unvested securities or other property issued by the Company, or any Subsidiary to any of their respective employees, non-employee directors, consultants and other service providers.

(q) Section 409A. Except as set forth on Section 2.10(q) of the Disclosure Schedule, each Company Employee Plan and Contract, agreement or arrangement between the Company or any Subsidiary and any Employee that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code), has been at all times since the Company’s incorporation in operational and documentary compliance with Section 409A of the Code (or any state law equivalent) and the regulations and guidance thereunder (“Section 409A”). No nonqualified deferred compensation plan that was originally exempt from application of Section 409A has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time since the Company’s incorporation. No compensation will, or could reasonably be expected to be, includable in the gross income of any Employee as a result of the operation of Section 409A with respect to any Company Employee Plan or other arrangements or agreements that is or has been in effect at any time prior to the First Effective Time. To the extent required, the Company and each of its Subsidiaries have properly reported and/or withheld and remitted on amounts deferred under any nonqualified deferred compensation plan subject to Section 409A. There is no Contract, agreement, plan or arrangement to which the Company or any Subsidiary is a party covering any Employee of the Company or any of its Subsidiaries, which individually or collectively obligates the Company or any of its Affiliates to pay a Tax gross-up payment to, or otherwise indemnify or reimburse, any Employee for Tax-related payments under Section 409A.

(r) Section 280G. There is no agreement, plan, arrangement or other Contract covering any current or former Employee to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound that, considered individually or collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the Transactions and other agreements contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). No stock of the Company or any Stockholders is readily tradable on an established securities market or otherwise (within the meaning of Section 280G and the regulations promulgated thereunder) such that the Company is ineligible to seek stockholder approval in a manner that complies with Code Section 280G(b)(5). No amount that will be received (whether in cash or property or the vesting of any property) as a result of the consummation of the Transactions by any employee, director, or other service provider of the Company under any Company Employee Plan or otherwise would not be deductible by reason of Section 280G of the Code nor would be subject to an excise tax under Section 4999 of the Code.

(s) Section 4999. There is no agreement, plan, arrangement or other Company Contract by which the Company or any of its Subsidiaries is bound to compensate any Employee for excise taxes paid pursuant to Section 4999 of the Code.

(t) The representations and warranties set forth in this Section 2.9 (other than the final sentence of Section 2.9(a), Sections 2.10(f) through (h) and Section 2.10(m)) are made only with respect to Pre-Closing Tax Periods and shall not be construed as a representation or warranty with respect to Tax positions that Parent or any of its Affiliates (including the Company and its Subsidiaries) may take in or in respect of a Tax period (or portion thereof) beginning after the Closing Date.

Section 2.11 Real Property . The Company and its Subsidiaries do not own any real property. Section 2.11(a) of the Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries (collectively, the “Leased Real Property”). Section 2.11(a) of the Disclosure Schedule lists (a) the street address of each parcel of Leased Real Property; (b) if such property is leased or subleased by the Company, the landlord under the lease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each leased or subleased property; and (c) the current use of such property. The Company has Made Available a true and complete copy of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (collectively, the “Lease Agreements”). Except as set forth on Section 2.11(b) of the Disclosure Schedule, (i) the Company and its Subsidiaries currently occupy all of the Leased Real Property for the operation of its business, and (ii) there are no other parties occupying, or with a right to occupy, the Leased Real Property. The use and operation of the Leased Real Property in the conduct of the Company’s business do not violate any Legal Requirement, covenant, condition, restriction, easement, license, permit or agreement. To the Knowledge of the Company, no material improvements constituting a part of the Leased Real Property encroach on real property owned or leased by a Person other than the Company (for the avoidance of doubt, all material improvements constituting a part of the Leased Real Property are on real property owned by the Company’s or its Subsidiaries’ respective landlord for each such parcel of Leased Real Property). There are no Actions pending nor, to the Knowledge of the Company, threatened against or affecting the Leased Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

Section 2.12 Tangible Property . The Company and each of its Subsidiaries have good and valid title to, or, in the case of Leased Real Property, valid leasehold interests in, all of their tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except (a) as reflected in the Current Balance Sheet, (b) Liens for Taxes not yet due and payable or which are being contested in good faith and for which there are adequate accruals made in accordance with GAAP (c) such imperfections of title and encumbrances, if any, which do not detract from the value or interfere with the present use of the property subject thereto or affected thereby, (d) as set forth on Section 2.12 of the Disclosure Schedules and (e) Permitted Liens. The material items of equipment owned or leased by the Company and each of its Subsidiaries (i) are reasonably adequate for the conduct of the business of the Company and its Subsidiaries in accordance with the Company’s past practices, and (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear.

Section 2.13 Intellectual Property.

(a) Disclosures. The Disclosure Schedule accurately identifies and describes: (i) in Section 2.13(a)(i) of the Disclosure Schedule, each current Company Product (by name, version number, and other appropriate identifiers); (ii) in Section 2.13(a)(ii) of the Disclosure Schedule, (A) each item of Intellectual Property Rights that are owned by, or purported to be owned by, the Company or any of its Subsidiaries that is Registered IP, (B) the record owner, and, if different, the legal and beneficial owner, of such item of such Registered IP, (C) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration or serial number, (D) the status of each item of Registered IP, including any upcoming deadlines in the next 60 days and (E) for each domain name registration, the applicable domain name registrar, the expiration date for the registration, and name of the registrant and (iii) in Section 2.13(a)(iii) of the Disclosure Schedule, all unregistered trademarks owned or used by the Company or any of its Subsidiaries.

(b) Ownership Free and Clear. Except as set forth on Section 2.13(b) of the Disclosure Schedule, the Company or one of its Subsidiaries exclusively own all right, title and interest to and in the Company IP, free and clear of any Liens other than Permitted Liens. Without limiting the generality of the foregoing:

(i) all documents and instruments necessary to perfect the rights of the Company and its Subsidiaries in the Company IP that is Registered IP have been validly executed, delivered and filed in a timely manner with the applicable Governmental Entity;

(ii) except as set forth on Section 2.13(b)(ii) of the Disclosure Schedule, each Employee (current or former) who is or was involved in the authorship, invention, creation, conception or development of any Company IP for or on behalf of the Company or any of its Subsidiaries has entered into a written agreement (A) assigning all such Intellectual Property and such Intellectual Property Rights to the Company and its Subsidiaries, and (B) containing confidentiality provisions protecting the Company IP;

(iii) except as set forth on Section 2.13(b)(iii) of the Disclosure Schedule, all Company IP created by the Company’s or its Subsidiaries’ founders or other Persons for or on behalf of or in contemplation of the Company or its Subsidiaries (A) prior to the inception of the Company or its Subsidiaries or (B) prior to their commencement of employment with the Company or its Subsidiaries have been irrevocably assigned to the Company;

(iv) except as set forth on Section 2.13(b)(iv) of the Disclosure Schedule, no Employee or former employer of any Employee has any claim, right or interest (including the right to obtain any claim, right or interest) to or in any Company IP;

(v) neither the Company nor any of its Subsidiaries are utilizing (A) any unlicensed Intellectual Property or Intellectual Property Rights authored, invented, created, conceived or developed by any third party or by any Employees or Persons the Company or any of its Subsidiaries currently intends to hire or engage as a contractor, or (B) to the Knowledge of the Company, any confidential information of any other Persons to which such Employees were exposed prior to their employment by the Company or any of its Subsidiaries;

(vi) to the Knowledge of the Company, no Employee is in breach of any Contract with any former or concurrent employer or other Person concerning Intellectual Property Rights, confidentiality or noncompetition;

(vii) no funding, facilities, resources or personnel of any Governmental Entity or any research or educational institution were used to develop or create any Company IP;

(viii) except as set forth on Section 2.13(b)(viii) of the Disclosure Schedule, the Company and each of its Subsidiaries have taken all commercially reasonable steps to maintain the confidentiality of all material proprietary information held by the Company or any of its Subsidiaries, or purported to be held by the Company or any of its Subsidiaries, as a trade secret, including any confidential information or trade secrets provided to the Company or any of its Subsidiaries by any Person under an obligation of confidentiality, and no such proprietary information has been authorized to be disclosed or has actually been disclosed to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use of such proprietary information;

(ix) neither the Company nor any of its Subsidiaries have made, directly or indirectly, any commitments, promises, submissions, suggestions, statements or declarations (including any membership commitments or other commitments, promises, submissions, suggestions, statements or declarations that could require or obligate the Company or any of its Subsidiaries to grant or offer to any other Person any license or right to any Company IP or otherwise impair or limit the Company or any of its Subsidiaries’ control of any Company IP) to any standards-setting bodies, industry groups or other similar organizations (“Standards Organizations”) with respect to Company IP, and no patent or copyright included in the Company IP (A) except as set forth on Section 2.13(b)(ix)(A) of the Disclosure Schedule, is subject to any commitment that would require the grant of any license or other right to any Person or otherwise limit the Company’s control of any Company IP or (B) has been identified by the Company or, to the Knowledge of the Company, any other Person as essential to any Standards Organization or any standard promulgated by any Standards Organization;

(x) except as set forth on Section 2.13(b)(x) of the Disclosure Schedule, either the Company or any one or more of its Subsidiaries owns or otherwise has the right to use, and after the Closing will continue to have, all Intellectual Property Rights and Intellectual Property used in or needed to conduct the business of such entity as currently conducted by the Company and its Subsidiaries;

(xi) all material Company IP will be fully transferable and alienable by the Company or one or more of its Subsidiaries at the Closing without restriction, other than Permitted Liens, and without payment of any kind to any Person;

(xii) no Company IP is subject to any Action that restricts in any manner the use, offer for sale, sale, license, practice and other exploitation thereof or that would reasonably be expected to have an adverse effect on the use, validity or enforceability thereof in the business or operations of the Company or any of its Subsidiaries; and

(xiii) the Company and its Subsidiaries have the exclusive right to bring an Action against a third party for infringement or misappropriation of the Company IP.

(c) Legal Requirements. No trademark (whether registered or unregistered), trade name, domain name or otherwise protected designation (e.g., worktitle) used by Company conflicts or interferes with any trademark (whether registered or unregistered), trade name or domain name owned, used or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) within the Company IP has been impaired. To the Knowledge of the Company, each item of Company IP that is Registered IP has been in compliance with all Legal Requirements, and all filings, payments and other actions required to be made or taken to maintain such item of Company IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, there is no basis for a claim that any Company IP is invalid or, except for pending applications, unenforceable. No issuance or registration obtained and no application filed by the Company or any of its Subsidiaries in connection with the Company IP has been cancelled, abandoned, allowed to lapse or not renewed, except (i) where the Company or its Subsidiaries, as applicable, has in its reasonable business judgment decided to cancel, abandon, allow to lapse or not renew such issuance, registration, or application, and (ii) except as set forth on Section 2.13(c) of the Disclosure Schedule.

(d) Effects of the Mergers. Neither the execution, delivery or performance of this Agreement or any Related Agreement nor the consummation of the Mergers or any of the other Transactions will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on (except for any Permitted Liens), any Company IP; (ii) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or any Intellectual Property or Intellectual Property Rights owned by, or licensed to, Parent or any of its Subsidiaries (other than the Company or any of its Subsidiaries); or (iv) payment of any royalties or other license fees with respect to Intellectual Property Rights of any other Person in excess of those payable by the Company or any of its Subsidiaries in the absence of this Agreement or the Transactions.

(e) No Third Party Infringement of Company IP. To the Knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Neither the Company nor any of its Subsidiaries have brought any Actions alleging (i) infringement, misappropriation or other violation of any Company IP or (ii) breach of any license, sublicense or other agreement authorizing another party to use any Company IP, and, to the Knowledge of the Company, there do not exist any facts which could currently form the basis of any such Actions. Neither the Company nor any of its Subsidiaries have entered into any agreement granting any Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, the Company IP. Section 2.13(e) of the Disclosure Schedule accurately identifies (and the Company has Made Available a true, correct and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company or any of its Subsidiaries or representatives regarding any actual, alleged or suspected infringement or misappropriation of any Company IP by a Person.

(f) Use of Licensed IP. The Company has written licenses or rights under compulsory licenses for all Licensed IP and, except as set forth on Section 2.13(f) of the Disclosure Schedule, such licenses are of sufficient scope to permit the Company and each of its Subsidiaries to conduct its business as currently conducted without infringing or violating the rights of the respective licensors of such Licensed IP. Neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, any other Person, is in breach of any Licensed IP Contract.

(g) Sufficiency of IP. The Company IP and the Licensed IP together constitute all of the Intellectual Property and Intellectual Property Rights used to operate the businesses of the Company and each of its Subsidiaries as currently conducted.

(h) No Infringement of Third Party IP Rights. Neither the Company nor any of its Subsidiaries is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Intellectual Property Right of any other Person, and the conduct of the business of the Company and each of its Subsidiaries, as conducted by the Company and each of its Subsidiaries prior the Closing Date, does not infringe, misappropriate or otherwise violate any Intellectual Property Right of any other Person, violate any right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under any Legal Requirement. Without limiting the generality of the foregoing: (i) to the Knowledge of the Company, no Company Product has ever infringed, misappropriated or otherwise violated any Intellectual Property Right of any other Person in any material respect; (ii) no Action for infringement, misappropriation or similar claim or legal proceeding is pending or has been threatened against the Company or any of its Subsidiaries or, to the Knowledge of the Company, against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any of its Subsidiaries with respect to such claim or legal proceeding and (iii) neither the Company nor any of its Subsidiaries have received any notice or other communication (A) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of any other Person, (B) inviting the Company or any of its Subsidiaries to license any Intellectual Property Right of any other Person or (C) claiming that any Company Product or the operation of the business of the Company or any of its Subsidiaries constitutes unfair competition or trade practices under any Legal Requirements.

(i) Bugs. None of the Company Software: (i) except as set forth on Section 2.13(i) of the Disclosure Schedule, contains any defect or vulnerability that adversely affects the security of such Company Software; or (ii) to the Knowledge of the Company, fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, security or performance of such Company Software. The Company has Made Available a true, correct and complete list of all known material bugs, defects and errors (the effect of which would render Company software inoperable or suffering significant reduction in functionality) in the current version of the Company Software. Without limiting the foregoing, there are no warranty, indemnification requests or other claims asserted against the Company or any of its Subsidiaries related to any Company Software which remain unresolved as of the date hereof.

(j) No Harmful Code. None of the Company Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” or “worm” or to the Knowledge of the Company, “virus” (as such terms are commonly understood in the Software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent (collectively, “Harmful Code”).

(k) Company IT Assets. All Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and other information technology equipment used in the operation of the Company’s and each of its Subsidiaries’ businesses (collectively, the “Company IT Assets”) are in good working order, operate in a manner consistent with their documentation and specifications and are adequate for the operation of such businesses as presently conducted. The Company IT Assets have not materially malfunctioned or failed within the past three (3) years, and do not contain any Harmful Code or other Software routines or hardware components that (i) disrupt or adversely affect the functionality of any Company IT Assets or other Software or systems, or (ii) enable or assist any Person to access without authorization any Company IT Assets. The Company and each of its Subsidiaries have taken commercially reasonable steps to provide for the archival, back-up, recovery and restoration of the Company IT Assets.

(l) Security Measures. The Company and each of its Subsidiaries have taken steps and implemented procedures intended to ensure that the information technology systems used in connection with the operation of the businesses of the Company and each of its Subsidiaries are free from any Harmful Code. The Company and each of its Subsidiaries have implemented disaster recovery and security plans, procedures and facilities for the businesses of the Company and each of its Subsidiaries, and have taken reasonable administrative, technical and physical measures consistent with (or exceeding) industry standards to safeguard the Company Software and Company IT Assets from unauthorized access, disclosure or use by any Person. Without limiting the generality of the foregoing, the Company and each of its Subsidiaries have implemented security plans that are intended to (i) identify internal and external risks to the security of the Company’s and each of its Subsidiaries’ confidential information and any Private Data held or used by the Company and each of its Subsidiaries and (ii) implement, monitor and improve adequate and effective safeguards to control those risks. Such security plans described above have been designed with the security standards referenced in the Company or any of the Subsidiaries’ product marketing materials. To the Knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the Company IT Assets or Company Software.

(m) No Spyware or Malware. None of the Company Software performs the following functions, without the knowledge and consent of the owner or authorized user of a computer system or device: (i) sends information of a user to any other Person without the user’s consent or collects Personal Data stored on the computer system or device; (ii) interferes with the owner’s or an authorized user’s control of the computer system or device; (iii) changes or interferes with settings, preferences or commands already installed or stored on the computer system or device without the knowledge of the owner or an authorized user of the computer system or device; (iv) changes or interferes with data that is stored, accessed or accessible on any computer system or device in a manner that obstructs, interrupts or interferes with lawful access to or use of that data by the owner or an authorized user of the computer system or device; (v) causes the computer system or device to communicate with another computer system or device; (vi) installs a computer program that may be activated by a Person other than the owner or an authorized user of the computer system or device; (vii) records a user’s actions without the user’s knowledge; or (viii) employs a user’s Internet connection without the user’s knowledge to gather or transmit information regarding the user or the user’s behavior.

(n) Use of Open Source Code.

(i) Neither the Company nor any of its Subsidiaries has used, modified, or distributed any Open Source Software in a manner that: (A) could or does require (or could or does condition the use or distribution of such Software on) the disclosure, licensing or distribution of any source code for any Company IP or any portion of any material Company Product other than such Open Source Software; (B) could or does require the licensing or disclosure of any Company IP, or any portion of any material Company Product other than such Open Source Software, for the purpose of making derivative works; (C) except as set forth on Section 2.13(n)(i)(C) of the Disclosure Schedule, could or does otherwise impose any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute any material Company IP, including restrictions on the consideration to be charged for the distribution of any material Company Product; (D) creates obligations for the Company or any of its Subsidiaries with respect to Company IP or grants to any Person any rights or immunities under Company IP; or (E) except as set forth on Section 2.13(n)(i)(E) of the Disclosure Schedule, imposes any other limitation, restriction or condition on the right of the Company or any of its Subsidiaries to use or distribute any Company Product.

(ii) Except as set forth on Section 2.13(n)(ii) of the Disclosure Schedule, The Company and each of its Subsidiaries have complied with all of the terms and conditions of each applicable license for Open Source Software, including all requirements pertaining to attribution and copyright notices. The Company and each of its Subsidiaries regulate the use, modification, and distribution of Open Source Software in connection with the businesses of the Company and each of its Subsidiaries and the Company Products, in compliance with the applicable licenses for such Open Source Software. There has been no deviation from or violation of the Company’s or any of its Subsidiaries’ policies with respect to Open Source Software.

(o) No License of Source Code. No source code for any Company IP has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an Employee, including under any license for Open Source Software. Except as set forth on Section 2.13(o) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Company Software to any escrow agent or any other Person who is not, as of the date of this Agreement, an Employee of the Company or any of its Subsidiaries. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code for any Company Software to any other Person who is not, as of the date of this Agreement, an Employee of the Company or any of its Subsidiaries.

(p) Marketing Communications. To the extent required by Privacy Legal Requirements, recipients of any communications initiated by or for the Company or any of its Subsidiaries have consented to receive such communications, and, with respect to such communications, the Company and each of its Subsidiaries and all Persons performing for the Company and each of its Subsidiaries have at all times complied, in all material respects, with the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Privacy and Electronic Communications Directive 2002/58/EC (ePrivacy) (as amended), and all other Legal Requirements relating to marketing, promotion, email harvesting, and the transmission of unsolicited communications.

(q) Private Data. No breach or violation of any security policy of the Company or its Subsidiaries has occurred in the past three (3) years, or is threatened, and to the Knowledge of the Company, there has been no loss, damage or unauthorized or illegal use, disclosure, modification, possession, interception, or other processing of or access to, or other misuse of, any of material Private Data or other material data or information in any of the databases owned or used by the Company including any third party databases used to process Private Data for the Company.

(r) Privacy Policies and Privacy Legal Requirements. No statement on any Company Product or any Company Site, or in any Company Privacy Policy, has been misleading, deceptive or in violation of any Privacy Legal Requirement. In the past three (3) years, the Company and its Subsidiaries have complied at all times with all: Company Privacy Policies, all Privacy Legal Requirements and all filings, registrations and certifications made with respect to such Privacy Legal Requirements. The execution, delivery and performance of this Agreement and any Related Agreements and the consummation of the Transactions will comply with all Company Privacy Policies and Privacy Legal Requirements. Neither the Company nor any of the Subsidiaries has exceeded its rights to data provided or accessed under any Contract. Neither the Company nor any of the Subsidiaries uses or has used (whether or not in anonymous form or for the purpose of improving any Company Product) any data directly or indirectly provided by, or obtained from, any counter party to any Contract, except in compliance with the applicable Contract. Neither the Company nor any of the Subsidiaries sell any Private Data. The systems, products and services of the Company and each of the Subsidiaries are adequate and sufficient to meet the requirements of all applicable Privacy Legal Requirements with respect to the protection of the privacy and confidentiality of all Private Data present, stored, used or processed in connection with such systems, products or services. The Company and each of the Subsidiaries have at all times taken reasonable steps intended to ensure that all Private Data is protected against loss, destruction or damage and against unauthorized access, use, modification, disclosure or other misuse and, to the Knowledge of the Company, there has been no loss, destruction or damage of or unauthorized access to or other misuse of Private Data in the past three (3) years. In the past three (3) years, there is not and has not been any complaint to, or any audit, proceeding, or to the Knowledge of the Company, any (i) investigation (formal or informal) or (ii) Action of or against the Company, any of its Subsidiaries, or any of their customers (in the case of customers, to the extent relating to any Company Product or Company Site or the practices of the Company or any of its Subsidiaries or any Person performing for the Company or any of its Subsidiaries) by any private party, the Federal Trade Commission, any state attorney general or any other Governmental Entity, in each case, with respect to the collection, storage, hosting, use, disclosure, transmission, transfer, disposal, possession, interception, other processing or security of any Private Data by the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no facts or circumstances that could constitute a reasonable basis for such an Action. There has been no Order or government or third-party settlement affecting the collection, storage, hosting, use, disclosure, transmission, transfer, disposal, possession, interception, other processing or security of any Private Data by or for the Company or any of its Subsidiaries.

(s) Private Data Processing Agreements. No statement on any Company Product or any Company Site, or in any Company Privacy Policy, has been misleading, deceptive or in violation of any Privacy Legal Requirement. The Company has Made Available a true, correct and complete copy of its standard form of Company Private Data Processing Contract currently used by the Company.

(t)     The conduct and operation of the Company’s and its Subsidiaries’ businesses, including the operation of the Company Products and their distribution to and use by customers, complies with Privacy Legal Requirements, including but not limited to the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation) (applicable as of 25 May 2018) (“GDPR”), and the California Consumer Privacy Act of 2018, Title 1.81.5 (commencing with Section 1798.100) to Part 4 of Division 3 of the Civil Code. Where the Company or any of its Subsidiaries uses a third party to process Private Data, there is in existence a written Contract between the Company and each such third party that (i) complies with the requirements of all Privacy Legal Requirements, and (ii) requires such third party to comply with the requirements of all Privacy Legal Requirements and to take all reasonable steps to ensure that all Private Data in such third parties’ possession or control is protected against damage, loss, and unauthorized access, acquisition, use, modification, or disclosure thereof. To the Knowledge of the Company, such third parties have not breached any such Contracts pertaining to Private Data processed by such Persons on behalf of Company. Neither the Company nor any of its Subsidiaries has transferred or authorized the transfer of Private Data outside of the originating country, except where such transfers have complied with the requirements of Privacy Legal Requirements. The Company and each of its Subsidiaries are not currently involved in or the subject of any Proceedings related to any Privacy Legal Requirements, and, to the Knowledge of the Company, no such Proceedings are threatened. Neither the Company nor any of its Subsidiaries has made any agreement with any Governmental Entity regarding data protection, privacy or the collection, use, disclosure, sale or licensing of Private Data, or otherwise relating to Privacy Legal Requirements. The Company and each of its Subsidiaries are not currently party to any consent order, consent decree, settlement or other similar agreement regarding data protection, privacy or the collection, use, disclosure, sale or licensing of Private Data, or otherwise relating to Privacy Legal Requirements. The Company and its Subsidiaries do not currently and have not in the past three (3) years, collected, stored or used any credit card information, credit scores, financial account information, social security numbers, health or medical information, any information regarding anyone under the age of thirteen (13) years, or any data designated as “sensitive” under any Privacy Legal Requirements, except as otherwise permitted under such Privacy Legal Requirements. No circumstance has arisen in which Privacy Legal Requirements would require the Company or any of the Subsidiaries to notify a Governmental Entity or any other Person of a data security breach, security incident or violation of any data security policy.

Section 2.14 Material Contracts.

(a)           Section 2.14(a) of the Disclosure Schedule identifies, in each subpart that corresponds to the subsection listed below, any Company Contract, including all amendments and modifications thereto, in effect as of the date hereof (the Company Contracts described below, whether or not set forth in Section 2.14(a) of the Disclosure Schedule, being referred to herein as the “Material Contracts”):

(i) that is with (A) a Top Customer or (B) a Top Supplier;

(ii) pursuant to which the Company or any of its Subsidiaries has been appointed a partner, reseller or distributor or OEM and which would reasonably be expected to result in payments to the Company and its Subsidiaries in excess of $50,000 per year;

(iii) pursuant to which the Company or any of its Subsidiaries has appointed another party as a partner, reseller, or distributor or OEM and which would reasonably be expected to result in payments to the Company and its Subsidiaries in excess of $50,000 per year;

(iv) which involves aggregate consideration in excess of $50,000 per year and which, in each case, cannot be cancelled by the Company without penalty or without more than 90 days’ notice;

(v) pursuant to which the Company or any of its Subsidiaries is bound to, or has committed to provide or license, any Company Product to any third party on an exclusive basis or to acquire or license any product or service on an exclusive basis from a third party;

(vi) pursuant to which the Company has an obligation to assign Intellectual Property Rights;

(vii) imposing any restriction on the right or ability of the Company or any of its Subsidiaries: (A) to engage in any business practices (excluding any confidentiality, secrecy or non-disclosure Contracts entered into by the Company on its standard form of customer, employee or independent contractor non-disclosure or confidentiality agreement, in each case, in substantially the form Made Available by the Company to Parent); or (B) to compete with any other Person or to engage in any line of business, market or geographic area or to sell, license, manufacture or otherwise distribute any of its technology or products, or from providing services, to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market;

(viii) that is a license agreement of any third-party Intellectual Property that is material to the Company or its Subsidiaries (excluding license agreements requiring an annual payment of less than $50,000 and agreements for commercial or “off-the-shelf” software or services);

(ix) that is a collective bargaining agreement or similar Contract with any union, works councilor or specifically authorized employee representative;

(x) that is a Lease Agreement;

(xi) for capital expenditures and involving future payments in excess of $20,000 individually or $75,000 in the aggregate;

(xii) for the settlement of any Action with respect to which the Company or any of its Subsidiaries has or is reasonably expected to have outstanding obligations in excess of $50,000 as of the date of this Agreement;

(xiii) entered into in the last three (3) years and relating to (A) the disposition or acquisition of material assets or any material interest in any Person outside of the ordinary course of business or (B) the acquisition, issuance or transfer of any material securities in connection with any such transaction referenced in Section 2.14(a)(xiii)(A);

(xiv) that is a mortgage, indenture, guarantee, loan or credit agreement, security agreement or other Contract or instrument relating to indebtedness of the Company or extension of credit or the creation of any Lien (other than Permitted Liens) with respect to any asset of the Company or any of its Subsidiaries;

(xv) involving or incorporating any guaranty, pledge, performance or completion bond, indemnity or surety arrangement, other than those indemnities that do not deviate in any material respect from the corresponding Standard Form IP Contract or that would not be material to business or operations of the Company or any of its Subsidiaries;

(xvi) creating or for any partnership or joint venture or involving any sharing of revenues, profits, losses, costs or liabilities (other than agreements solely involving an indemnity arrangement entered into by the Company in the ordinary course of business consistent with past practice);

(xvii) that is an employment agreement or Contract with any independent contractors or consultants (or similar arrangements) to which the Company is a party and which are not cancellable without material penalty or without more than ninety (90) days’ notice;

(xviii) for the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Interested Party; and

(xix) constituting any (A) prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has any right or interest, or (B) quotation, bid or proposal submitted to any Governmental Entity or any proposed prime contractor or higher-tier subcontractor of any Governmental Entity.

(u) The Company has Made Available true, correct and complete copies of all written Material Contracts, including all amendments thereto. Assuming the due authorization, execution and delivery thereof by the other party or parties thereto, each Material Contract is valid and in full force and effect and is enforceable against the Company or any of its Subsidiaries and by the Company or any of its Subsidiaries in accordance with its terms, subject to the Enforceability Limitations. Neither the Company nor any of its Subsidiaries is in breach or default under, any Material Contract, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any such Material Contract. Neither the Company nor any of its Subsidiaries have received any written notice or other written communication regarding any actual violation or breach of, or default under, any Material Contract or otherwise has Knowledge of any actual violation or breach of, or default under, any Material Contract. Neither the Company nor any of its Subsidiaries have waived any of its rights under any Material Contract. No Person has threatened in writing to terminate or refuse to perform its obligations under any Material Contract (regardless of whether such Person has the right to do so under such Contract).

Section 2.15 Employee Benefit Plans.

 (a) Schedule. Section 2.15(a)(1) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan. No Person, other than any current or former Employee, is or was a participant or former participant in any Company Employee Plan. Section 2.15(a)(2) of the Disclosure Schedule sets forth a table setting forth the name, hiring date, title, supervisor, annual salary or base wages, commissions (both commission target and earned commissions), bonus (target, maximum and any amounts paid for the current year), overtime classification, status (full time, part time, or temporary) and accrued but unpaid vacation balances of each current Employee, as of the date hereof; provided, that such information will only be provided with respect to such Employees to the extent such information may be provided without violating any applicable Legal Requirements, rules, or regulations, whether relating to the transfer or disclosure of personally identifiable information, data privacy or otherwise. To the Knowledge of the Company, no Employee listed on Section 2.15(a)(2) of the Disclosure Schedule intends to terminate their employment for any reason, other than in accordance with any employment arrangements as may be provided for in this Agreement. Section 2.15(a)(3) of the Disclosure Schedule contains an accurate and complete list of all Persons that have a consulting or advisory relationship with the Company or any of its Subsidiaries.

(b) Documents. The Company has Made Available, with respect to each Company Employee Plan, as applicable: (i) correct and complete copies of each Company Employee Plan in effect as of the date hereof or under which the Company or any of its Subsidiaries has any liability or obligation, including all amendments thereto and all related trust documents; (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (iv) all non-routine correspondence and/or notifications to or from any governmental agency in the last three (3) years; (v) the most recent written agreements and Contracts relating to each Company Employee Plan, including administrative service agreements and group or other insurance Contracts; (vi) all material communications within the three most recent plan years to any Employee(s) relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in compensation benefits, acceleration of payments or vesting schedules or other events which would result in any liability to the Company or any of its Subsidiaries; (vii) all policies currently in effect pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (viii) all discrimination tests for each Company Employee Plan for the three most recent plan years; (ix) all privacy notices under HIPAA currently in effect and all Business Associate Agreements to the extent required under HIPAA; and (x) the most recent IRS determination, opinion, or advisory letters. To the Knowledge of the Company, there is no fact, condition, or circumstance since the date the documents were provided in accordance with this Section 2.15(b), which would affect the information contained therein.

(c) Employee Plan Compliance. Except as set forth in Section 2.15(c) of the Disclosure Schedule, each Company Employee Plan has been established and maintained in accordance with its terms and in compliance with all applicable Legal Requirements including ERISA and the Code; and, to the Knowledge of the Company, the Company and its Subsidiaries are not in default or violation of, and there is no default or violation by any other party to, any Company Employee Plan. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code is so qualified, has obtained a favorable determination letter from the IRS (or relied upon an opinion, notification or advisory letter issued by the IRS to a prototype plan provider, if applicable) as to its qualified status under the Code and, to the Knowledge of the Company, nothing has occurred since the date of such letter that is reasonably likely to affect such qualification. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no actions, suits or claims pending or, to the Knowledge of the Company, threatened (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. Neither the Company nor any of its Subsidiaries is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and each of its Subsidiaries has timely made all contributions and other payments required by and due under the terms of each Company Employee Plan and/or pursuant to applicable Legal Requirements.

(d) No Pension Plan. Neither the Company nor any of its Subsidiaries has ever maintained, sponsored, participated in, contributed to, or has any liability with respect to, any Pension Plan subject to Title IV of ERISA or Section 412 of the Code.

(e) No Self-Insured Plan. Except as set forth on Section 2.15(e) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has ever maintained, established, sponsored, participated in or contributed to any self-insured Welfare Plan that provides, or provided, benefits to current, or former, Employee (including any such Welfare Plan pursuant to which a stop-loss policy or contract applies or applied).

(f) Multiemployer and Multiple-Employer Plan, Funded Welfare Plans and MEWAs. The Company does not contribute to or have an obligation to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). The Company does not maintain, sponsor, participate in or contribute to any multiple employer plan or to any plan described in Section 413(c) of the Code or a “multiple employer welfare arrangement”, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA).

(g) Healthcare Reform Laws. The Company and its Subsidiaries, and each Company Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Company Health Plan”) (i) is currently in compliance with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“PPACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”) and all regulations and guidance issued thereunder (collectively, with PPACA and HCERA, the “Healthcare Reform Laws”), and (ii) has been in compliance with applicable Healthcare Reform Laws since March 23, 2010. No event has occurred and, to the Knowledge of the Company, no condition or circumstance exists, that could reasonably be expected to subject the Company, any of its Subsidiaries or any Company Health Plan to penalties or excise Taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of the Healthcare Reform Laws.

(h) No Post-Employment Obligations. Except as set forth on Section 2.15(h) of the Disclosure Schedule, no Company Employee Plan provides, or reflects or represents or has any liability to provide, post-termination or retiree or post-employment life insurance, health or similar benefits to any person for any reason, except as may be required by Legal Requirements, including COBRA or applicable state law, and neither the Company nor any of its Subsidiaries has represented, promised or contracted (in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with post-termination, retiree or post-employment life insurance, health or similar benefits, except to the extent required by statute or other applicable Legal Requirements. No former Employee, or spouse or other dependent of a former Employee, is currently receiving or is scheduled to receive any compensation or benefits relating to such former Employee’s service with the Company or any of its Subsidiaries.

(i) Effect of Mergers. Neither the execution and delivery of this Agreement nor the consummation of the Mergers or the other Transactions (alone or in connection with additional or subsequent events) or any termination of employment or service in connection therewith will:

(i) except as set forth in Section 2.15(i)(i) of the Disclosure Schedule, result in any payment or benefit (including, without limitation, severance, golden parachute, or bonus) becoming due to any Employee,

(ii) result in any forgiveness of indebtedness owed by any Employee to the Company, or

(iii) except as set forth in Section 2.15(i)(iii) of the Disclosure Schedule, result in the acceleration of the time of payment or vesting of any such payments or benefits due under any Company Employee Plan except as required under Section 411(d)(3) of the Code.

Section 2.16 Employment Matters.

(a) Compliance with Employment Laws. Except as set forth on Schedule 2.16(a) of the Disclosure Schedule, the Company and each of its Subsidiaries are in compliance in all material respects with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification (including employee versus independent contractor classification), employee classification (including exempt versus non-exempt classification for purposes of overtime pay), employment tax withholding, social security contributions withholding, prohibited discrimination, harassment, and retaliation, working time, labor, union, and works council relations, equal employment, pay equity, fair employment practices, meal and rest periods, immigration status, occupational safety and health, wages (including overtime wages), compensation, leaves of absence, and hours of work. There are no actions, suits, claims or administrative matters pending, or to the Knowledge of the Company, threatened before any Governmental Entity against the Company or any of its Subsidiaries relating to any Employee. Neither the Company nor any of its Subsidiaries is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local Governmental Entity with respect to the Company or its Subsidiaries’ employment practices. Employees of the Company and each of its Subsidiaries are all terminable by the Company at will with any exceptions disclosed in Section 2.15(a)(1) of the Disclosure Schedule. The Company has complied in all material respects with the Families First Coronavirus Response Act (“FFCRA”) Emergency Paid Sick Leave Act, the FFCRA Paid Family & Medical Leave Act, state and local paid sick leave and paid family leave acts, and COVID-19 supplemental paid sick leave ordinances. Since January 1, 2018, the Company has complied with all required recording and reporting obligations imposed by the federal Occupational Safety and Health Act, California Occupational Safety and Health Act, or similar state or local law. Since January 1, 2020, no Employee has identified himself or herself as a “whistleblower” or raised concerns in writing regarding actual or perceived violations by the Company of federal, state, or local law or regulation.

(b) Harassment and Discrimination. The Company has adopted an equal employment opportunity, non-discrimination, and anti-harassment policy. Since January 1, 2015, there have been no material actions, suits, claims or administrative matters pending before any Governmental Entity against the Company or any of its Subsidiaries brought by any Employee related to alleged violations of Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act (“ADA”), the Genetic Information Non-Discrimination Act, the Fair Employment and Housing Act (“FEHA”), and other applicable foreign, federal, state or local laws or regulations prohibiting discrimination against or harassment of employees (collectively, “Anti-Discrimination Laws”). Except as set forth in Section 2.16(b) of the Disclosure Schedule, to the Knowledge of the Company, there are no facts that would reasonably be expected to give risk to a claim of sexual harassment, other unlawful harassment, discrimination or retaliation made against the Company or any of its Subsidiaries or its current or former directors, officers or employees, in their capacity as such. Since January 1, 2015, neither the Company nor any of its Subsidiaries has entered into any settlement agreement, non-disclosure agreement or similar agreement related to the resolution of any allegations, reports, investigations or incidents of a violation of its equal employment opportunity, non-discrimination and anti-harassment policy or Anti-Discrimination Laws involving any Employees.

(c) Labor. No labor or works council dispute, slowdown, work stoppage or labor strike against the Company or any of its Subsidiaries is pending, or to the Knowledge of the Company, threatened. The Company has no Knowledge of any activities or proceedings of any labor union to organize any Employees. Since January 1, 2015, neither the Company nor any of its Subsidiaries has been party to any unfair labor practice charges or complaints before the National Labor Relations Board. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, works council, union or similar agreement with respect to Employees and no such agreement is being negotiated by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has taken any action in the ninety (90) day period prior to the date of this Agreement that required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN Act”) or similar state or local law.

(d) No Interference or Conflict. To the Knowledge of the Company, no Employee is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such Employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or currently proposed to be conducted by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any Contract with any of their respective Employees or service providers that provide any additional payment of compensation to such service provider in connection with any period of non-competition or “garden leave” following the cessation of services to the Company or any of its Subsidiaries. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s and each of its Subsidiaries’ business as presently conducted nor any activity of such officers, directors, Employees or consultants in connection with the carrying on of the Company’s and each of its Subsidiaries’ business as presently conducted, to the Knowledge of the Company, conflicts with or results in a breach of the terms, conditions, or provisions or, or constitutes a default under any Contract under which any of such officer, director, Employee, or consultant is now bound. Except as set forth in Section 2.16(d) of the Disclosure Schedule, to the Knowledge of the Company, no Employee has given written notice that any such Employee intends to terminate his or her employment with the Company or any of its Subsidiaries within the one year period following the Closing.

Section 2.17 Authorizations. Each notification, consent, license, permit, grant or other authorization (a) pursuant to which the Company and each of its Subsidiaries currently operates or holds any interest in any of its properties, or (b) which is required for the operation of the Company’s and each of its Subsidiaries’ business as currently conducted or the holding of any such interest (collectively, “Company Authorizations”) has been issued or granted to the Company and each of its Subsidiaries, as the case may be, and has been set forth on Section 2.17 of the Disclosure Schedule. The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company and each of its Subsidiaries to operate or conduct its businesses as currently conducted or hold any interest in its properties or assets and, except as set forth on Section 2.3 or Section 2.4 of the Disclosure Schedule, none of the Company Authorizations is subject to any term, provision, condition or limitation which would reasonably be expected to result in an adverse modification or termination of such Company Authorizations by virtue of the completion of the Mergers. The Company and each of its Subsidiaries have been and are in material compliance with the terms and conditions of the Company Authorizations.

Section 2.18 Litigation. Except as set forth on Section 2.18 of the Disclosure Schedule, there is no Action pending, or to the Knowledge of the Company, threatened in writing, (a) against the Company or any of its Subsidiaries, its properties or assets (tangible or intangible) or any of its officers or directors (in their capacities as such); or (b) against or by the Company that challenges or seeks to prevent, enjoin or otherwise delay the Transactions contemplated by this Agreement. No Governmental Entity has challenged or questioned in writing the legal right of the Company and each of its Subsidiaries to conduct their operations as presently or previously conducted. To the Knowledge of the Company, there is no Action pending or threatened in writing against any Person who has a contractual right or a right pursuant to applicable Legal Requirements to indemnification from the Company or any of its Subsidiaries related to facts and circumstances existing prior to the Closing Date, nor, to the Knowledge of the Company, is there any reasonable basis therefor. Neither the Company nor any of its Subsidiaries has instituted any Action against any other Person that is currently pending.

Section 2.19 Insurance. Section 2.19 of the Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company (in their capacities as such), including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies (such policies and bonds, collectively, “Insurance Policies”). True and complete copies of such Insurance Policies have been Made Available to Parent. There is currently no claim by the Company pending under any of such Insurance Policies as to which coverage has been questioned, denied or disputed in writing by the applicable insurance provider. To the Knowledge of the Company, no facts or circumstances exists which would permit the Company to make a valid claim pursuant to any Insurance Policy which the Company has not made as of the date hereof. Except as set forth in Section 2.19 of the Disclosure Schedule, all premiums due and payable as of the date hereof under all Insurance Policies have been paid, and the Company is otherwise in material compliance with the terms of such Insurance Policies. The Insurance Policies have been in effect since their inception and remain in full force and effect. The Company does not have any Knowledge of threatened termination of, or premium increase with respect to, any of the Insurance Policies.

Section 2.20 Compliance with Legal Requirements.

(a) General. Since January 1, 2014, the Company and each of its Subsidiaries have complied in all material respect with all Legal Requirements and are not in violation, in any material respect, of any Legal Requirement. Since January 1, 2014, neither the Company nor any of its Subsidiaries have received any written notices of suspected, potential or actual violation with respect to, any Legal Requirement. The representations and warranties set forth in this Section 2.20(a) do not apply to the representations or warranties as to compliance with Legal Requirements relating to any matter that is the subject of another representation or warranty under this Agreement, including, without limitation, tax matters which are addressed in Section 2.10, intellectual property and data privacy matters which are addressed in Section 2.13, employee benefit plans which are addressed in Section 2.15, labor and employment matters which are addressed in Section 2.16, environmental matters which are addressed in Section 2.25, and regulatory matters which are addressed in Section 2.20(b).

(b) Export Control Laws. The Company and each of its Subsidiaries have in the past six (6) years conducted its export and re-export transactions in accordance in all material respects with (x) all applicable U.S. export and re-export control Legal Requirements, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations maintained by the Department of State, and (y) all other applicable import/export controls in other countries in which the Company and each of its Subsidiaries conduct business. Without limiting the foregoing, (i) the Company and each of its Subsidiaries have in the past three (3) years obtained all material export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) any export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”); (ii) the Company and each of its Subsidiaries are in compliance with the terms of all applicable Export Approvals; (iii) there are no pending or, to the Company’s Knowledge, threatened claims against the Company or any of its Subsidiaries with respect to such Export Approvals or export or re-export transactions; (iv) no Export Approvals for the transfer of export licenses to Parent or the Surviving LLC are required, or if required, such Export Approvals can be obtained expeditiously without material cost; and (v) Section 2.20(b) of the Disclosure Schedule sets forth the true, correct and complete export control classifications applicable to the Company’s and each of its Subsidiaries’ products, services, software and technologies.

(c) Anticorruption Laws. Neither the Company nor any of its Subsidiaries nor, any director, officer, employee, distributor, reseller or consultant, agent or, to the Knowledge of the Company, other third party acting on behalf of the Company or any of its Subsidiaries, has in the past three (3) years provided, attempted to provide, or authorized the provision of anything of value (including but not limited to payments, meals, entertainment, travel expenses or accommodations, or gifts), directly or indirectly, to any person, including a “foreign official”, as defined by the Foreign Corrupt Practices Act (“FCPA”), which includes employees or officials working for state-owned or controlled entities, a foreign political party or candidate, any individual employed by or working on behalf of a public international organization, or any other person, for the purpose of (i) obtaining or retaining business; (ii) influencing any act or decision of a foreign government official in their official capacity; (iii) inducing a foreign government official to do or omit to do any act in violation of their lawful duties; (iv) directing business to another; or (v) securing any advantage in violation of the FCPA or United Kingdom Bribery Act of 2010 (“UKBA”) or any applicable local, domestic, or international anticorruption laws. Neither the Company nor any of its Subsidiaries, nor any director, officer, employee or agent of the Company or any of its Subsidiaries has in the past three (3) years used any corporate funds to maintain any off-the-books funds or engage in any off-the-books transactions nor has any of the before-stated parties falsified any documents of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries have in the past three (3) years made any unlawful provisions to any person (including foreign government officials) that would constitute an improper rebate, commercial bribe, influence payment, extortion, kickback, or other improper payment in violation of the FCPA, UKBA, or any other applicable anticorruption law. The Company and each of its Subsidiaries maintain internal controls and compliance programs that are reasonably designed to detect and prevent material violations of anticorruption laws (including the FCPA and UKBA), ensure its books and records are accurately maintained, and track any payments made to third parties and foreign government officials. Neither the Company nor any of its Subsidiaries have in the past three (3) years conducted any internal or government-initiated investigation, or made a voluntary, directed, or involuntary disclosure to any governmental body or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with any anticorruption law, including the FCPA and UKBA. Upon reasonable request, the Company and each of its Subsidiaries agree to provide Parent with anticorruption law certifications.

Section 2.21 Interested Party Transactions. Except as set forth on Section 2.21 of the Disclosure Schedule, no officer, director or, to the Knowledge of the Company, any other current stockholder or employee of the Company (nor, to the Knowledge of the Company, any immediate family member of any of such Persons) (each, an “Interested Party”), has or has had, directly or indirectly, (a) any interest in any Person which furnishes or sells services, products, technology or Intellectual Property Rights that the Company or any of its Subsidiaries furnish or sell, or (b) any interest in any Person that purchases from or sells or furnishes to the Company or any of its Subsidiaries, any goods or services, or (c) any interest in, or is a party to, any Company Contract, other than written employment agreements between the Company and such Interested Party that have been Made Available to Parent or as otherwise disclosed on Section 2.15(a)(1) or Section 2.15(a)(2) of the Disclosure Schedules; provided, however, that ownership of no more than three percent (3%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 2.21. All material transactions pursuant to which any Interested Party has purchased any services, products, technology or Intellectual Property Rights from, or sold or furnished any services, products, technology or Intellectual Property Rights to, the Company or any of its Subsidiaries have been on an arms-length basis on terms no less favorable to the Company or such Subsidiary than would be available from an unaffiliated party.

Section 2.22 Books and Records; Powers of Attorney. The minute books of the Company and each of its Subsidiaries that have been Made Available are complete in all material respects. The Company and each of its Subsidiaries have made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, tax records and related work papers and other books and records (collectively, the “Books and Records”) that are true, correct and complete in all material respects and accurately and fairly reflect, in all material respects, the business activities of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries have engaged in any material transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. At the Closing, the minute books and other Books and Records (to the extent in the Company’s possession or otherwise reasonably obtainable by the Company) will be in the possession of the Company. Except as set forth on Section 2.22 of the Disclosure Schedule, there are no material outstanding powers of attorney executed by or on behalf of the Company or any of its Subsidiaries.

Section 2.23 Company Broker’s Fees. Other than as set forth on Section 2.23 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries have incurred, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby, nor will Parent or the Surviving LLC incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company or any of its Subsidiaries. Section 2.23 of the Disclosure Schedule sets forth the principal terms and conditions of any oral agreement with respect to such fees.

Section 2.24 Top Customers and Top Suppliers.

(a) Section 2.24(a) of the Disclosure Schedule contains a true and correct list of the top twenty (20) currently active customers of Company Products (or group of affiliated customers) in connection with such customers based on revenue for the twelve (12) month period ending on the Balance Sheet Date (each such customer, a “Top Customer”). Neither the Company nor any of its Subsidiaries have received written notice, nor does the Company have Knowledge, that any Top Customer (i) intends to cancel, or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries (whether related to payment, price or otherwise) on account of the Transactions or otherwise, or (ii) is threatened with bankruptcy or insolvency.

(b) Section 2.24(b) of the Disclosure Schedule contains a true and correct list of the top twenty (20) currently active suppliers of the Company and its Subsidiaries, whether of products, services, Intellectual Property Rights or otherwise, based on amounts paid or payable by the Company and its Subsidiaries for the twelve (12) month period ending on the Balance Sheet Date (each such supplier, a “Top Supplier”). Neither the Company nor any of its Subsidiaries have received written notice, nor does the Company have Knowledge, that any Top Supplier (i) intends to cancel, or otherwise materially and adversely modify its relationship with the Company and its Subsidiaries (whether related to payment, price or otherwise) on account of the Transactions or otherwise, or (ii) is threatened with bankruptcy or insolvency.

(c) Since January 1, 2020, the Company and its Subsidiaries have not experienced any (i) material failure of any of the Top Suppliers to timely manufacture, ship or deliver products, raw materials and goods, (ii) material reductions in customer demand, (iii) claim of force majeure by the Company or any of its Subsidiaries or a counterparty to any Material Contract, or (iv) material default under a Material Contract to which the Company or any of its Subsidiaries is a party, in each case, arising out of, resulting from or related to COVID-I9 or COVID-19 Measures.

Section 2.25 Environmental Matters.

  The Company represents that:

(a) Compliance with Environmental Laws. The Company and its Subsidiaries are and have been, in material compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all permits, licenses, registrations, variances, clearances, consents, commissions, exemptions, Orders, authorizations, and approvals from Governmental Entities (“Permits”) required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as currently conducted.

(b) No Disposal, Release, or Discharge of Hazardous Substances. Neither the Company nor any of its Subsidiaries has disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of the Company, formerly owned, leased, or operated by it or any of its Subsidiaries or at any other location that is: (i) currently subject to any investigation, remediation, or monitoring; or (ii) reasonably likely to result in liability to the Company or any of its Subsidiaries, in either case of (i) or (ii) under any applicable Environmental Laws.

(c) No Production or Exposure of Hazardous Substances. Neither the Company nor any of its Subsidiaries has: (i) produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws; or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material liability or obligation under any Environmental Law.

(d) No Legal Actions or Orders. Neither the Company nor any of its Subsidiaries has received written notice of and there is no Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging any liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material liability or obligation with respect to any of the foregoing.

(e) No Assumption of Environmental Law Liabilities. Neither the Company nor any of its Subsidiaries has expressly assumed or retained any liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

Section 2.26 State Takeover Statutes. The board of directors of the Company has taken all requisite action to ensure that any restrictions on business combinations contained under applicable Legal Requirements or Delaware Law will not apply to the Mergers and the other Transactions. No other “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar Legal Requirement relating to anti-takeover law or antitakeover provisions in the Charter Documents is applicable to the Company, the shares of Company Capital Stock, the Mergers or the other Transactions.

Section 2.27 Disclosure. No representation or warranty or other statement made by the Company in this Agreement, the Disclosure Schedule, the certificates delivered pursuant to this Agreement or the Related Agreements contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading. The Company has Made Available true, correct, complete (to the extent in the Company’s possession or otherwise reasonably obtainable by the Company) and, where applicable, executed copies of each document that is listed in the Disclosure Schedule.

Section 2.28 No Other Representations. The representations and warranties made by the Company in Article II of this Agreement (as modified by the Disclosure Schedule) and made by the Equityholders (in their capacities as such) in the Related Agreements are the exclusive representations and warranties made by the Company and the Equityholders in connection with the transactions contemplated by this Agreement. The Company and the Equityholders hereby disclaim, on behalf of themselves, their respective Affiliates and their respective representatives, any other express or implied representations or warranties with respect to such matters, whether made by the Company, any Equityholder, their respective Affiliates or any of their respective representatives or any other Person. Notwithstanding the foregoing, this Section 2.28 shall not prejudice the rights and remedies of Parent and Merger Subs in connection with an action pursued against the perpetrator of Fraud.

  ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF PARENT AND THE MERGER SUBS

Parent and each of the Merger Subs hereby represent and warrant to the Company as of the date hereof as follows:

Section 3.1 Organization and Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of Nevada. Merger Sub I is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and is properly classified as an entity disregarded as separate from Parent for U.S. federal income tax purposes. Parent directly owns beneficially and of record all outstanding equity interests in the Merger Subs, no other Person holds any capital stock or other equity interests of either of the Merger Subs nor has any rights to acquire any interest in either of the Merger Subs. The Merger Subs were formed solely for the purpose of effecting the Mergers and have not engaged in any business activities or conducted any operations other than in connection with the Transactions; neither Merger Sub owns any property or assets or has any liabilities. Parent has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted. Parent is duly qualified or licensed to do business and in good standing as a foreign corporation in Arizona and each other jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business requires such qualification or license, except where the failure to so qualify or be licensed would not have a Parent Material Adverse Effect.

Section 3.2 Authority and Enforceability. Each of Parent and the Merger Subs has all requisite corporate or limited liability company, as applicable, power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Mergers and the other Transactions. The execution and delivery by each of Parent and the Merger Subs of this Agreement and any Related Agreements to which it is a party and the consummation of the Mergers and the other Transactions have been duly authorized by all necessary corporate, limited liability company and other action on the part of Parent and the Merger Subs and no further corporate or limited liability company action is required on the part of Parent or the Merger Subs (or their respective equityholders) to authorize the Parent’s and the Merger Subs’ entry into this Agreement and any Related Agreements to which Parent or the Merger Subs is a party or the consummation of the Mergers or any other Transactions by Parent and the Merger Subs, other than the Parent Stockholder Approval of the Parent Stock Issuance and other Transactions under this Agreement requiring Parent Stockholder Approval. The boards of directors of Parent and Merger Sub I, and the Manager of Merger Sub II, have unanimously approved this Agreement, the Mergers and the other Transactions and determined that the Transactions are in the best interests of Parent and its stockholders, and approved resolutions recommending that the holders of shares of Parent Common Stock approve the Parent Stock Issuance. This Agreement and any Related Agreements to which Parent and/or the Merger Subs are a party have been, or when executed and delivered by Parent and/or the Merger Subs, as applicable, will be, duly executed and delivered by Parent and the Merger Subs and constitute, or when executed and delivered will constitute, the valid and binding obligations of Parent and the Merger Subs, enforceable against each of Parent and the Merger Subs in accordance with their terms, subject to the Enforceability Limitations.

Section 3.3 Governmental Approvals and Consents. No consent, waiver, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or the Merger Subs in connection with the execution and delivery of this Agreement and any Related Agreements to which Parent or the Merger Subs are a party or the consummation of the Mergers and the other Transactions, except for (a) such consents, waivers, approvals, Orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and state “blue sky” laws, and (b) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware , and (c) such other consents, waivers, approvals, Orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not materially impair Parent’s or the Merger Subs’ ability to consummate the Mergers.

Section 3.4 No Conflict. Assuming compliance with the other regulatory measures, if any described in Section 3.3 hereto, the execution, delivery and performance by each of Parent and the Merger Subs of this Agreement, and the consummation of the Transactions contemplated hereby, do not and will not: (a) conflict with or violate the organizational documents of Parent or the Merger Subs, including, without limitation, their respective articles or certificate of incorporation, certificate of formation, bylaws and limited liability company agreement, as the case may be, (b) conflict with or violate any material Legal Requirement with respect to Parent or the Merger Subs, as the case may be or (c) result in any material breach of, constitute a material default (or an event that, with notice or lapse of time or both, would become a material default or breach) under or require an consent of any Person pursuant to, any “material contract” (as defined by Regulation S-K” Section 601(b)(10)) or material Permit of Parent or the Merger Subs, as applicable.

Section 3.5 Litigation; Compliance with Laws.

(a) Except as disclosed in the Parent SEC Documents, there is no Action pending or, to the knowledge of Parent, threatened in writing, against Parent or the Merger Subs, its properties or assets (tangible or intangible) or any of its officers or directors (in their capacities as such), which, if determined or resolved adversely in accordance with the plaintiff’s demands, would, individually or in the aggregate, reasonably be expected to be material to the business of Parent and Merger Subs, taken as a whole, or seeks to prevent, enjoin or materially delay the consummation by Parent or Merger Subs of the transactions contemplated by, or the performance by Parent or Merger Sub of their respective obligations under, this Agreement and the Related Agreements. No Governmental Entity has at any time since January 1, 2018 challenged or questioned the legal right of Parent or the Merger Subs to conduct their operations as presently or previously conducted or as currently contemplated to be conducted. There is no Action pending or, to the knowledge of Parent, threatened in writing, against any Person who has a contractual right or a right pursuant to Legal Requirements to indemnification from Parent or the Merger Subs related to the facts and circumstances existing prior to the First Effective Time.

(b) Since January 1, 2016, Parent has complied in all material respects with all Legal Requirements and is not in violation, in any material respect, of any Legal Requirement.

Section 3.6 SEC Reports and Financial Statements.

(a) Parent has timely filed all forms, reports, schedules and statements, including any exhibits thereto, required to be filed by it with the SEC under the Securities Act or Exchange Act, respectively, since January 1, 2018, together with any amendments, restatements, or supplements thereto (collectively, the “Parent SEC Documents”). A true and complete copy of each Parent SEC Document is available on the website maintained by the SEC at http://www.sec.gov, other than portions in respect of which confidential treatment was granted by the SEC. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents.

(b)  The financial statements of Parent included in the Parent SEC Documents complied in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto, except in the case of pro forma statements, or, in the case of unaudited financial statements, except as permitted under Form 10-Q under the Exchange Act) and Regulation S-X and Regulation S-K, as applicable, and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated (subject to, in the case of unaudited statements, normal and recurring year-end audit adjustments).

(c) To the knowledge of Parent, no employee of Parent is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Legal Requirement, which, if determined or resolved adversely in accordance with the such employee’s assertions, would, individually or in the aggregate, reasonably be expected to be material to the business of Parent and Merger Subs, taken as a whole, or may prevent, enjoin or materially delay the consummation by Parent or Merger Subs of the transactions contemplated by, or the performance by Parent or Merger Sub of their respective obligations under, this Agreement and the Related Agreements.

Section 3.7 Total Stock Consideration. The Parent Common Stock to be issued by Parent as part the Aggregate Merger Consideration has been duly authorized, and upon consummation of the Mergers and the issuance of such shares of Parent Common Stock pursuant to and in accordance with the terms hereof, will be validly issued, fully paid and non-assessable.

Section 3.8 Parent Broker’s Fees. No investment banker, broker, finder or similar party is or shall be entitled to any payment of any fees of expenses in connection with the origin, negotiation or execution of this Agreement or in connection with the Mergers or any other Transactions based upon arrangements made by or on behalf of Parent, the Merger Subs or any of their Affiliates.

Section 3.9 Financial Ability. Parent has, and at the Closing will have, cash available or other sources of immediately available funds sufficient to enable it to consummate the Transactions, including payment of the Base Cash Merger Consideration.

Section 3.10 Taxes. Parent has no plan or intention to reacquire any of its stock issued to the Company Equityholders in the Mergers. Parent has no plan or intention to sell or otherwise dispose of any of the assets acquired from the Company in the Mergers, other than dispositions made in the ordinary course of business or described in Treasury Regulation Section 1.368-2(k). Parent will continue the “historic business” of the Company or use a significant portion of the Company’s historic business assets in a business meeting the requirements of Section 368(a) of the Code.

Section 3.11 Listing.

. The issued and outstanding shares of Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “CXDO.” As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened in writing against Parent by the Nasdaq Capital Market or the SEC with respect to any intention by such entity to deregister the shares of Parent Common Stock or terminate the listing of Parent on the Nasdaq Capital Market. None of Parent or any of its affiliates has taken any action in an attempt to terminate the registration of the shares of Parent Common Stock under the Exchange Act. Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Capital Market.

Section 3.12 No Parent Material Adverse Effect. Since November 11, 2020, there has not been any Parent Material Adverse Effect.

Section 3.13 No Other Representations; Non-Reliance. Except for the specific representations and warranties set forth in Article II of this Agreement (as modified by the Disclosure Schedule) or made by any Equityholder (in his, her or its capacity as such) in any Related Agreements, Parent specifically disclaims that it is relying upon or has relied upon any other representations or warranties that may have been made by the Company, any Equityholder or any other Person, and acknowledges and agrees that the Company and the Equityholders have specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by the Company, any Equityholder or any other Person. Notwithstanding the foregoing, this Section 3.13 shall not prejudice the rights and remedies of Parent and the Merger Subs in connection with an action pursued against the perpetrator of Fraud.

ARTICLE IV
ADDITIONAL AGREEMENTS

Section 4.1 General; Stockholder Approvals and Notice.

(a)           Each of the parties will use its commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the Transactions contemplated by this Agreement, including that prior to the Closing:

(i)             the Company shall use commercially reasonable efforts to obtain the third-party consents required in connection with the Mergers or any other Transactions set forth under Section 2.4 of the Disclosure Schedule and shall have obtained the consents from customers for the assignment in connection with the Mergers of those certain agreements set forth under Section 2.4(b), Company Contracts Requiring Prior Written Consent, Item 1 of the Disclosure Schedule (the “Listed Customers”) from the Listed Customers who collectively generated at least 80% of the total Company revenue generated by all the Listed Customers in the Company’s last completed fiscal year;

(ii)           the Company shall have settled the dispute matter set forth under Section 2.8, Item 1 of the Disclosure Schedule pursuant to written agreements reasonably acceptable to Parent and paid off any settlement amounts required under such written agreements or, if any remaining balance of such required settlement amounts is not paid prior to the Closing, such balance will be accounted for in the calculation of Net Working Capital;

(iii)           the Company shall use commercially reasonable efforts to enter into a new Master Services Agreement with the customer set forth under Section 2.9(b)(vii), Item 2 of the Disclosure Schedule as described therein and reasonably acceptable to Parent; and

(iv)           the Company shall have obtained written intellectual property assignments from those persons set forth on Sections 2.13(b)(ii) Item 1(a) – (e) and Item 2(a)-(b) of the Disclosure Schedule.

(b)           As promptly as practical after the date of this Agreement and during the Pre-Closing Period, Parent and the Company shall each take all legal actions reasonably necessary (including recommendation by each party’s board of directors to its stockholders) to call, give notice of, convene, and hold stockholders meetings or, obtain a written consent from the stockholders, to approve the Transactions in accordance with their respective organizational documents, including certificates and articles of incorporation, certificates of formation, bylaws and limited liability company agreements, and the applicable Legal Requirements (the “Company Stockholder Approval Process”). Promptly following the Closing, the Surviving LLC shall prepare and send to all Stockholders, all notices required pursuant to Delaware Law and the California Corporations Code, including to the extent applicable, notices required by Chapter 13 of the California Corporations Code and Sections 228 and 262 of the Delaware Law, together with a copy of Section 262 of Delaware Law.

Section 4.2 Employee Matters.

(a) Benefits Continuation. For purposes of eligibility to participate, vesting, determining the level of benefits, and vacation and paid time off accrual (to the extent applicable) under each employee benefit plan of Parent and its Affiliates established or maintained following the Closing Date (the “Parent Plans”), each Employee who continues to be employed by the Surviving Corporation, the Surviving LLC or any of either such entity’s Subsidiaries immediately following the Closing Date (each, a “Continuing Employee”) shall be credited with all service with the Company, its Subsidiaries and their respective predecessors before the Closing Date, provided that no such service shall be credited to the extent that it would result in a duplication of benefits. In addition, Parent shall, and shall cause its Affiliates (including, after the Closing, the Surviving Corporation or Surviving LLC, as applicable) to use commercially reasonable efforts to provide full credit for expenses incurred by each Continuing Employee (and his or her eligible dependents) under a Company Employee Plan that is a group health plan during the portion of the applicable plan year prior to the Closing Date for purposes of satisfying any deductible, out-of-pocket, and co-payment requirements under the corresponding Parent Plan in which such Continuing Employee (and his or her eligible dependents) participates following the Closing Date, to the extent permitted under such Parent Plans. During the period commencing on the Closing Date and ending on December 31, 2021 (or if earlier, the date of the Continuing Employee’s termination of employment with Surviving Corporation or Surviving LLC, as applicable, or any of either such entity’s Subsidiaries), Parent shall, or shall cause the Surviving Corporation or Surviving LLC, as applicable, or such entity’s applicable Subsidiary to, provide each Continuing Employee with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by Seller immediately prior to the Closing; (ii) commission and target bonus opportunities (excluding equity-based compensation), if any, which are no less than the commission and target bonus opportunities (excluding equity-based compensation) provided by the Company immediately prior to the Closing; (iii) retirement and welfare benefits that are no less favorable in the aggregate than those provided by the Company immediately prior to the Closing; provided, however, that notwithstanding this clause (iii), the parties acknowledge and agree that in the event the Company’s health, dental, life and AD&D insurance Company Employee Plans cannot be maintained by the Company and its Subsidiaries following the Second Effective Time, the Continuing Employees shall be covered under the existing Parent Plans with respect to health, dental, life and AD&D insurance; and (iv) severance benefits that are no less favorable than the practice, plan or policy in effect for such Continuing Employee immediately prior to the Closing; notwithstanding the foregoing clause (iv), the individuals set forth on Schedule 4.2(a) shall receive at least one (1) month of severance for every two (2) years of service up to a maximum of six (6) months’ severance (and each such individual shall be credited with all service with the Company, its Subsidiaries and their respective predecessors before the Closing Date for such purpose).

(b) No Employment Commitment or Plan Amendments. No provision of this Agreement is intended, or shall be interpreted, to provide nor create any employee benefit plan, third party beneficiary rights or any other rights of any kind or nature whatsoever in any Stockholder, Employee or any other Person, including any rights of employment for any specified period and/or any employee benefits, in favor of any Person, union, association, Continuing Employee, Key Employee, Employee, consultant or contractor or any other Person, other than the parties hereto, and their respective successors and permitted assigns, and all provisions hereof will be personal solely among the parties to this Agreement. In addition, except with respect to assumption of the Assumed Options and issuance of the Exchange Options, no provision of this Agreement is intended, or shall be interpreted, to amend any term or condition of a Company Employee Plan or any other employee related plan, program or policy of Parent, any Subsidiary of Parent, the Company or any of its Subsidiaries. Further, each of Company, Parent and its subsidiaries retain the right to amend or terminate its benefit plans at any time and from time to time; provided, however, that notwithstanding the foregoing, Parent agrees that, to the extent permitted by applicable Legal Requirements, it shall cause the Company and its Subsidiaries to maintain the Company Employee Plans set forth on Schedule 4.2(b) until December 31, 2021.

(c) Cooperation with respect to Company Employee Plans. The parties hereto agree and acknowledge that they understand that certain of the Company Benefit Plans set forth on Schedule 4.2(b) may not be able to maintained by the Company and its Subsidiaries from and after the Closing pursuant to applicable Legal Requirements. The parties hereto further acknowledge and agree that from the date hereof until the Closing Date they shall cooperate in good faith with respect to determining the optimal treatment for the Continuing Employees with respect to any Company Benefit Plans set forth on Schedule 4.2(b) that cannot be maintained under applicable Legal Requirements and shall work together in good faith to find a resolution in the spirit of this Agreement.

Section 4.3 Payoff Letters; Release of Liens; PPP Loan.

(a) Payoff Letters. At least two (2) Business Days prior to the Closing Date, the Company shall obtain from each holder of Closing Indebtedness except the PPP Loan, and deliver to Parent, an executed payoff letter, in form and substance reasonably acceptable to Parent, setting forth: (i) the amounts required to pay off in full on the Closing Date the Indebtedness owing to such creditor (the “Payoff Amount”) and wire transfer information for the payment of the Payoff Amount; and (ii) the commitment of the creditor to release all Liens, if any, that the creditor may hold on any of the assets of the Company and each of its Subsidiaries upon receipt of the applicable Payoff Amount (each, a “Payoff Letter”).

(b) PPP Loan. At the Closing, the PPP Loan Escrow Amount shall be withheld from the Aggregate Merger Consideration and deposited into the escrow account designated by the PPP Lender pursuant to the PPP Escrow Agreement to pay for all or any portion of the PPP Loan that is not forgiven by the U.S. Small Business Administration following the Closing. Further to the PPP Escrow Agreement, within five (5) Business Days following the PPP Forgiveness Date, the remainder of the PPP Loan Escrow Fund shall be released to the Paying Agent for further distribution to the Contributing Equityholders based on their Escrow Pro Rata Portions.

(c)           Telecom Investment Note. To the extent that a portion of the total amount due under the Telecom Investment Note can be paid off by Parent Common Stock, Parent may elect to pay such amount by issuing Parent Common Stock to the note holder, in which case the parties shall reduce the same amount from the Base Stock Merger Consideration and Closing Stock Merger Consideration to be paid by Parent at the Closing.

Section 4.4 Transaction Expenses.

(a) Subject to the provisions of Article VII, each party shall be responsible for its own expenses and costs that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the Related Agreements. Notwithstanding the foregoing, to the extent that the Company is required to prepare audited financial statements in connection with the Transactions, Parent shall bear and pay half of all the costs and fees relating to such audit, provided that such payment shall not exceed $40,000.00.

(b) At least two (2) Business Days prior to the Closing, the Company shall provide Parent with a statement, in a form reasonably satisfactory to Parent, setting forth all unpaid Transaction Expenses incurred by or on behalf of the Company and its Subsidiaries as of the Closing Date, or anticipated to be incurred or payable by or on behalf of the Company and its Subsidiaries after the Closing, to be paid from the Aggregate Merger Consideration (the “Statement of Expenses”).

Section 4.5 Spreadsheet. At least two (2) Business Days prior to the Closing, the Company shall deliver to Parent a spreadsheet (the “Spreadsheet”) setting forth the following information, in form and substance reasonably approved by Parent, accompanied by documentation in support of the calculation of the information set forth therein as reasonably requested by Parent:

(a) the Closing Financial Information, as calculated by the Company using the information set forth in based on the Estimated Closing Statement and in accordance with the definitions provided in this Agreement;

(b) with respect to each Stockholder: (i) the name and address of such holder, (ii) whether such holder is an accredited investor, (iii) the number, class and series of shares of Company Capital Stock held by such holder and the respective certificate numbers, (iv) whether any Taxes are to be withheld in accordance with Section 1.10 from the consideration that such holder is entitled to receive pursuant to Section 1.6(b)(i), (v) the stock or cash consideration that such holder is entitled to receive pursuant to Section 1.6(b)(i) and Section 1.6(b)(ii), (vi) the Pro Rata Portion of such holder, (vii) the Escrow Pro Rata Portion of such holder, (viii) whether shares of Company Capital Stock held by such Stockholder is a “covered security” (as defined in Section 6045) of the Code or not and, if such share of Company Capital Stock is a “covered security”, the acquisition date and Tax basis of such security, (ix) the amount of cash and stock deemed contributed by such holder into the Indemnity Escrow Fund, Special Indemnification Escrow Fund, Purchase Price Adjustment Escrow Fund and the PPP Loan Escrow Fund, respectively;

(c) with respect to each holder of a Company Option: (i) the name and address of the holder, (ii) whether the holder is an accredited investor, an Employee or a former employee, (iii) the exercise price per share and the number, class and series of shares of Company Capital Stock underlying such Company Option immediately prior to the Closing, (iv) whether any Taxes are to be withheld in accordance with Section 1.10 from the consideration that such holder is entitled to receive pursuant to Section 1.6(c), (v) whether such holders’ Company Options are Participating Options, Assumed Options or Cashed-Out Options; (vi) the stock or cash consideration that such holder is entitled to receive pursuant to Section 1.6(b)(ii) and Section 1.6(c) for each category of Company Options such holder has (and, as for each Assumed Option, the number of shares of Parent Common Stock subject to the Exchange Option), (vii) the Pro Rata Portion of such holder, (viii) the Escrow Pro Rata Portion of such holder, (ix) if such holder has Participating Options or Cashed-Out Options, the amount of cash and stock deemed deducted to pay the exercise price of such Participating Options or Cashed-Out Options, as applicable, and (x) if such holder has Participating Options, the amount of cash and stock deemed contributed by such holder into the Indemnity Escrow Fund, Special Indemnification Escrow Fund, Purchase Price Adjustment Escrow Fund and the PPP Loan Escrow Fund, respectively.

(d) with respect to each holder of a Company Warrant which is not a Participating Option: (i) the name and address of such holder, (ii) whether such holder is an accredited investor, (iii) the exercise price per share and the number, class and series of shares of Company Capital Stock underlying such Company Warrant immediately prior to the Closing, (iv) whether any Taxes are to be withheld in accordance with Section 1.10 from the consideration that such holder is entitled to receive pursuant to Section 1.6(c), (v) the Pro Rata Portion of such holder, if applicable; (vi) the stock or cash consideration that such holder is entitled to receive pursuant to Section 1.6(b)(ii) and Section 1.6(c)(iv).

Section 4.6 Tail Policy.

(a) Parent hereby agrees that all rights to indemnification, advancement of expenses and exculpation by the Company and/or any Subsidiary now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the First Effective Time an officer or manager of the Company and/or any Subsidiary (each an “D&O Indemnified Parties”) as provided in the organizational documents of the Company and its Subsidiaries, in each case as in effect on the date of this Agreement, shall be assumed by Parent in the Transactions, without further action, at the First Effective Time and shall survive the Transactions and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

(b) Prior to the First Effective Time, the Company shall acquire for the benefit of the Indemnified D&Os, a directors’ and officers’ liability insurance policy, in form and substance reasonably acceptable to Parent (any such insurance policy, the “D&O Policy”), providing “tail” coverage for six (6) years following the Closing. In no event shall Parent or the Surviving LLC take any action that would cause such D&O Policy to cease to be effective and shall take all commercially reasonable actions (other than paying additional premiums) to maintain in effect such D&O Policy for the benefit of the Indemnified D&Os. Parent shall use, and shall cause its subsidiaries (including the Surviving LLC) to use, commercially reasonable efforts to make the proceeds, if any, under the D&O Policy available for the payment of claims against the Indemnified D&Os.

(c) The obligations of Parent and the Surviving LLC under this Section 4.6 shall survive the consummation of the Transactions and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Parties or Indemnified D&Os to whom this Section 4.6 applies without the consent of such affected D&O Indemnified Parties or Indemnified D&Os (it being expressly agreed that the D&O Indemnified Parties and or Indemnified D&Os to whom this Section 4.6 applies shall be third party beneficiaries of this Section 4.6, each of whom may enforce the provisions of this Section 4.6).

(d) In the event Parent, the Surviving LLC or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving LLC, as the case may be, shall assume all of the obligations set forth in this Section 4.6. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any D&O Indemnified Parties or Indemnified D&Os is entitled, whether pursuant to applicable Legal Requirements, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to managers’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any Subsidiary or their respective officers, managers and employees, it being understood and agreed that the indemnification provided for in this Section 4.6 is not prior to, or in substitution for, any such claims under any such policies.

Section 4.7 R&W Insurance Policy. On or prior to the Closing Date, Parent shall obtain a binder agreement incepting coverage under the R&W Insurance Policy, effective as of the Closing, in a form reasonably acceptable to the Stockholder Representative, which provides that (a) except with respect to claims pursued against the perpetrator of Fraud, the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against any Equityholder or the Stockholder Representative; (b) each of the Equityholders and the Stockholder Representative is a third party beneficiary of such waiver; and (c) following the Closing, the R&W Insurance Policy shall not be amended in a manner adverse to any Equityholder (including with respect to the subrogation provisions or the exclusion provisions) without Stockholder Representative’s express written consent. Parent agrees to use commercially reasonable efforts to cause the provider to issue the R&W Insurance Policy as promptly as possible following the Closing in accordance with such binder agreement. The fees and expenses of the R&W Insurance Policy, including application fees, premiums, underwriting fees, brokers’ and agents’ commissions (collectively, the “R&W Insurance Policy Expenses”), shall be paid at or prior to the Closing and shall be borne equally by the Company and Parent.

Section 4.8 State Takeover Statutes. In the event that any “business combination,” “fair price,” “moratorium,” “control share acquisition,” or other Legal Requirement relating to anti-takeover laws or any anti-takeover provision of the Charter Documents is or becomes, or at the First Effective Time will be, applicable to the Company, shares of Company Capital Stock, the Mergers or the other Transactions, during the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article 8 hereof (the “Pre-Closing Period”), the Company, at the direction of the board of directors of the Company, shall use its commercially reasonable efforts to ensure that the Mergers and the other Transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such Legal Requirement on this Agreement and the other Transactions.

Section 4.9 Access to Information; Notices of Certain Events; Supplement to Disclosure Schedule.

(a) Access to Information. During the Pre-Closing Period, the Company and Parent shall each (i) afford the other party and its designated representatives reasonable access and the right to inspect all of the real property, properties, assets, premises, books and records, Contracts and other documents and data (including Tax Returns, internal working papers, client files, client Contracts and director service agreements) related to such party, in each case, during normal business hours upon reasonable notice; (ii) upon the other party’s request, furnish the other party and its designated representatives with such financial, operating and other data and information related to such party as the other party or any of its representatives may reasonably request; and (iii) instruct such party’s representatives to reasonably cooperate with the other party in its investigation provided herein. Any investigation pursuant to this Section 4.9 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the investigated party. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require Parent to disclose (a) information that is (i) material non-public information of Parent under applicable securities laws, (ii) subject to attorney-client privilege, (iii) which would conflict with any confidentiality obligations to which the Parent is bound, or (iv) related to the analysis of the Transactions by the Parent, and (c) any document or information prohibited to be shared by Legal Requirements until such time as such documents are not prohibited to be shared. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require the Company to disclose (a) due diligence questions, lists or investigations conducted by others, names, bids, letters of intent, expressions of interest, or other proposals received from others prior to the parties’ entry into that certain Letter of Intent dated as of October 21, 2020, in connection with the transactions contemplated hereby or otherwise information and analyses relating to such communications, (b) information (i) subject to attorney-client privilege, (ii) which would conflict with any confidentiality obligations to which the Company or any Equityholder is bound, or (iv) related to the analysis of the Transactions by the Company or any Equityholder, and (c) any document or information prohibited to be shared by Legal Requirements until such time as such documents are not prohibited to be shared. Notwithstanding anything herein to the contrary, the Company must approve, in its sole discretion, and an officer of the Company must be present and included in any communications with customers or employees of the Company and Parent and Merger Subs shall not, and shall cause their affiliates not to, and shall direct their representatives not to, contact or communicate with any employees, customers, suppliers, distributors or licensors of the Company or any other persons having a business relationship with the Company regarding the Transactions without the prior written consent of the Company. Parent will treat such information as Confidential Information under the Non-Disclosure Agreement.

(b) Notices of Certain Events. During the Pre-Closing Period, the Company shall notify Parent, and Parent shall notify the Company, promptly of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (ii) any notice or other communication from any Governmental Entity in connection with the Transactions; and (iii) any event, change, or effect between the date of this Agreement and the First Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 5.2(a), Section 5.2(b), or Section 5.2(c) of this Agreement (in the case of the Company and its Subsidiaries) or Section 5.3(a), Section 5.3(b), or Section 5.3(c) of this Agreement (in the case of Parent and Merger Subs), to be satisfied.

(c) Supplement to Disclosure Schedule.

(i) From and after the date of this Agreement until six (6) Business Days prior to the Closing Date, the Company and Parent may each prepare and deliver to the other party (such other party, the “Receiving Party”), supplements and/or amendments to the Disclosure Schedule of the Company by listing new or additional matters on the applicable schedule of the Disclosure Schedule to which such matter is responsive or, disclosures applicable to Parent’s representations (each such new or additional matter being referred to as a “Disclosure Update”) with respect to only matters first arising after the date hereof which would or would reasonably be expected to cause any inaccuracy, misrepresentation or breach of any representation or warranty made by the Company in Article II of this Agreement or, by Parent and Merger Subs in Article III of this Agreement, as applicable.

(ii) Notwithstanding anything contained herein to the contrary, each such Disclosure Update shall be deemed to be an amendment to this Agreement for all purposes hereof. Following the receipt or delivery of each Disclosure Update, the Receiving Party shall have five (5) Business Days to make a good faith determination of the likely Losses, if any, that the Receiving Party expects to incur as a result of the matter(s) identified in such Disclosure Update (the “Estimated Losses”).

(iii) If the amount of the Estimated Losses plus any other Estimated Losses with respect to any previous Disclosure Updates, in the aggregate exceeds $100,000 (the “Update Threshold”), then the Receiving Party shall be entitled to request that Parent and the Company negotiate an indemnity agreement with respect to such Disclosure Update(s) (an “Interim Disclosure Indemnity”) in favor of the Receiving Party (or if the Company is the Receiving Party, in favor of the Equityholders). Following such request, Parent and the Company shall negotiate in good faith for a period of thirty (30) days the terms of an Interim Disclosure Indemnity under which the Contributing Equityholders or, Parent, as applicable, would agree to indemnify the other party (or if the Company is the Receiving Party, in favor of the Equityholders) with respect to all or some portion of the Losses that actually exceed the Update Threshold.

(iv)  If the Receiving Party requests the negotiation of an Interim Disclosure Indemnity and Parent and the Company are not able to reach agreement on an Interim Disclosure Indemnity within such thirty (30) day period, then the Receiving Party may elect to proceed to Closing without any additional indemnification with respect to Losses arising from the matters contained in the Disclosure Updates.

(v) If the Receiving Party requests the negotiation of an Interim Disclosure Indemnity and Parent and the Company are not able to reach agreement on an Interim Disclosure Indemnity within such thirty (30) day period, and the Receiving Party does not elect to proceed to Closing without any additional indemnification from the other party with respect to Losses arising from the matters contained in the Disclosure Updates, then the Receiving Party may elect to terminate this Agreement pursuant to Section 8.3.

Section 4.10 No Solicitation of Other Bids.

(a) During the Pre-Closing Period, the Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal (each, a “Company Acquisition Agreement”). The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent or any of its Affiliates) concerning (A) the issuance or acquisition of shares of capital stock or other equity securities of the Company representing more than twenty-five percent (25%) or more of the total voting power of the equity securities of the Company (whether by merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company); or (B) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets.

(b) Notwithstanding Section 4.10(a), prior to the receipt of the Company Stockholder Approval, the Company’s Board of Directors, directly or indirectly through any representative, may, subject to Section 4.10(c), (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in writing that the Company’s Board of Directors reasonably believes in good faith, after consultation with outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal and (ii) thereafter, furnish to such third party non-public information relating to the Company pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of such confidentiality agreement shall be promptly (in all events within two (2) Business Days) provided to Parent); provided, that the Company shall promptly provide to Parent and Merger Subs any material non-public information that is provided to any such Person which has not previously been provided to Parent and Merger Subs. Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent (x) necessary to allow a confidential Acquisition Proposal to be made to the Company or the Company Board of Directors so long as the Company Board of Directors promptly (and, in any event, within two (2) Business Days) notifies Parent after granting any such waiver, amendment or release or (y) the Company Board of Directors reasonably believes in good faith, after consultation with outside legal counsel, that the failure to grant such waiver, amendment or release would be reasonably expected to be inconsistent with its fiduciary duties under applicable Legal Requirements.

(c) The Company Board of Directors shall not take any of the actions referred to in Section 4.10(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. The Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after receipt by the Company or any of their respective representatives of any Acquisition Proposal, any inquiry that would reasonably be expected to lead to an Acquisition Proposal or any request for non-public information relating to the Company or for access to the business, properties, assets, personnel, books or records of the Company by any third party, outside of the ordinary course of business. In such notice, the Company shall, to the extent permitted by applicable Legal Requirements and any confidentiality agreement to which the Company is then subject, identify the third party making any such Acquisition Proposal, indication or request and provide the details of the material terms and conditions of any such Acquisition Proposal, indication or request. The Company shall keep Parent reasonably informed, on a current and prompt basis, of the status and material terms of any such Acquisition Proposal, indication or request, including the material terms and conditions thereof and any material amendments or proposed amendments.

(d) Except as set forth in this Section 4.10(d) neither the Company Board of Directors nor any committee thereof shall (i) (A) fail to make, change, withdraw, withhold, amend, modify or qualify, or publicly propose to make, change, withdraw, withhold, amend, modify or qualify, in a manner adverse to Parent or Merger Subs, the Company Board Recommendation, or (B) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to the stockholders of the Company any Acquisition Proposal or Superior Proposal, (ii) make any public statement inconsistent with the Company Board Recommendation, (iii) resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”), or (iv) authorize, cause or permit the Company or any of their respective representatives to enter into any Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Company Stockholder Approval, but not after, the Company Board may make a Company Adverse Recommendation Change or cause the Company to enter into a Company Acquisition Agreement with respect to an Acquisition Proposal only if the Company Board of Directors has reasonably determined in good faith, after consultation with its outside legal counsel, that (i) the failure to take such action would reasonably be expected to be inconsistent with the Company Board of Director’s fiduciary duties under applicable Legal Requirements and (ii) such Acquisition Proposal constitutes a Superior Proposal; provided, however, that prior to taking such action, (A) the Company promptly notifies Parent, in writing, at least forty-eight (48) hours (the “Notice Period”) before making a Company Adverse Recommendation Change or entering into a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal or its intention to make a Company Adverse Recommendation Change, which notice shall specify the basis for such Company Adverse Recommendation Change and, in the case of a Superior Proposal, (1) state expressly that the Company has received an Acquisition Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement, and (2) include a copy of the most current version of the proposed agreement relating to such Superior Proposal (which version shall be updated on a prompt basis), and a description of any financing commitments relating thereto (or, if no draft exists, a summary of the material terms and conditions of such Superior Proposal); (B) the Company shall, during the Notice Period, negotiate with Parent in good faith in respect of adjustments in the terms and conditions of this Agreement if Parent, in its discretion, proposes to make such adjustments as would permit the Company Board of Directors in the exercise of its fiduciary duties not to effect a Company Adverse Recommendation Change (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least forty-eight (48) hours remain in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and (C) following the end of such Notice Period (as extended pursuant to the preceding clause (B)) the Company Board of Directors determines in good faith, after consulting with outside legal counsel, that the failure to make such a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law and that, in the case of a Company Adverse Recommendation Change with respect to an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of this Agreement; and provided, further, that the Company has complied with its obligations under this Section 4.10.

(e) Nothing contained in this Section 4.10 shall prohibit the Company, after the receipt of advice from outside legal counsel that failure to disclose such position would constitute a violation of applicable Legal Requirements, from (i) disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company contemplated by Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company) in which the Company indicates that it has not changed the Company Board Recommendation or making any legally required disclosure to the Stockholders with regards to an Acquisition Proposal, which actions, in the case of clause (i) through (iii), shall not constitute or be deemed to constitute a Company Adverse Recommendation Change so long as any such disclosure (x) includes an express reaffirmation of the Company Board Recommendation and (y) does not include any statement that constitutes, and does not otherwise constitute, a Company Adverse Recommendation Change.

(f) The Company agrees that the rights and remedies for noncompliance with this Section 4.10 shall include Parent seeking to have such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to Parent and that money damages may not provide an adequate remedy to Parent.

Section 4.11 Closing Parent Board.

(a) Parent shall take all such action as may be necessary or appropriate such that immediately following the First Effective Time, an individual designated by the Company’s Board of Directors and acceptable to Parent (which approval shall not be unreasonably conditioned, withheld or delayed) (or any successor thereto as designated by the Stockholder Representative, the “NetSapiens Board Designee”) shall be elected to the board of directors of Parent.

(b) From and after the Closing, Parent hereby agrees to (i) include the NetSapiens Board Designee as a nominee to the Board of Directors on each slate of nominees for election to the Board of Directors proposed by management of Parent, (ii) recommend the election of the NetSapiens Board Designee to the stockholders of Parent and (iii) without limiting the foregoing, otherwise use its reasonable best efforts to cause the NetSapiens Board Designee to be elected to the Board of Directors. The initial NetSapiens Board Designee, Anand Buch, shall be elected to the Board of Directors immediately following the First Effective Time (which approval shall not be unreasonably conditioned, withheld or delayed).

Section 4.12 [Intentionally Omitted]

Section 4.13 Proxy Statement; Parent Stockholder Meeting.

(a) As promptly as practicable after the date hereof, Parent shall file with the SEC a proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of the Parent relating to the meeting of Parent’s stockholders (the “Parent Stockholder Meeting”) to be held to consider the approval of the Parent Stock Issuance and any other proposals the parties deem necessary to effectuate the Mergers and the other Transactions or as may be mutual agreed upon by the Company and Parent (the “Parent Proposals”). Parent shall file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its stockholders of record, as of the record date to be established by the board of directors of Parent, as promptly as practicable (but in no event later than ten (10) Business Days) following the earlier to occur of: (Y) in the event the preliminary Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; or (Z) in the event the preliminary Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC). Parent covenants that none of the Parent Board of Directors or any committee thereof shall withdraw or modify, or propose publicly or by formal action of the Parent Board of Directors to withdraw or modify, in a manner adverse to the Company, the approval or recommendation by the Parent Board of the Parent Proposals and the Proxy Statement shall include the recommendation of the Parent Board of Directors to the stockholders of Parent in favor of the Parent Proposals, provided that, the Parent Board of Directors or any committee thereof may withdraw or modify the recommendation of the Parent Proposals to the stockholders of Parent to the extent that the Parent Board of Directors reasonably believes in good faith, after consultation with outside legal counsel, that the recommendation of the Parent Proposals to the stockholders of Parent would be reasonably expected to be inconsistent with its fiduciary duties under applicable Legal Requirements.

(b) From and after the date hereof and prior to the First Effective Time, prior to filing with the SEC, Parent will make available to the Company drafts of the Proxy Statement and any other documents to be filed with the SEC by Parent, both preliminary and final, and any amendment or supplement to the Proxy Statement or such other document and will provide the Company with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. Parent shall not file any such documents with the SEC without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Parent will advise the Company promptly after it receives notice thereof, of: (A) the time when the Proxy Statement has been filed; (B) in the event the preliminary Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; (C) in the event the preliminary Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC; (D) the filing of any supplement or amendment to the Proxy Statement; (E) the issuance of any stop order by the SEC; (F) any request by the SEC for amendment of the Proxy Statement; (G) any comments from the SEC relating to the Proxy Statement and responses thereto; and (H) requests by the SEC for additional information. Prior to responding to any requests or comments from the SEC, Parent will make available to the Company drafts of any such response and provide the Company with a reasonable opportunity to comment on such drafts.

(c) The Company shall furnish to Parent at Parent’s request such information as is required to be included under the Exchange Act in the Proxy Statement (or any amendment or supplement thereto). The Company represents that the information supplied by the Company for inclusion in the Proxy Statement shall not, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Parent, (ii) the time of the Parent Stockholders’ Meeting, and (iii) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company, or its officers or directors or otherwise supplied by the Company for inclusion in the Proxy Statement, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly inform Parent. All documents that Parent is responsible for filing with the SEC in connection with the Mergers or the other Transactions, will comply as to form and substance in all material aspects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Parent shall make all necessary filings, if any, with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder.

(d) Parent shall call and hold the Parent Stockholders’ Meeting as promptly as practicable for the purpose of voting upon the Parent Proposals, and Parent shall use its reasonable best efforts to hold the Parent Stockholders Meeting within twenty (20) Business Days following the date the Proxy Statement is mailed to the stockholders of Parent. Subject to Section 4.13(a), Parent shall use its reasonable best efforts to obtain the approval of the Parent Proposals at the Parent Stockholders Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the Parent Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders therefor.

Section 4.14 Record Retention. From and after the Closing Date, Parent will, and Parent will cause the Surviving LLC to, retain all of the books and records of the Company in the Surviving LLC’s possession, in compliance with Parent’s record retention policies (which shall be in place on or before the Closing Date), which would be reasonably be expected to be relevant to any legal, regulatory or tax audit, investigation, inquiry or requirement of the Equityholders (including, for the avoidance of doubt, the Stockholder Representative) and will not, and will cause the Surviving LLC not to, destroy or dispose of any such books or records without the prior written consent of the Stockholder Representative (which will not be unreasonably withheld). Parent will, and will cause the Surviving LLC to, at reasonable times upon reasonable notice, afford the Stockholder Representative and its representatives reasonable access (including the right to make, at the Stockholder Representative’s expense, photocopies), during normal business hours, to such books and records in the Parent’s or Surviving LLC’s possession as the Stockholder Representative may reasonably request.

Section 4.15 Conduct of Business Prior to the Closing. From the date hereof until the Closing, the Company and Parent shall each, except as otherwise provided in this Agreement or consented to in writing by the other party (which consent shall not be unreasonably withheld, conditioned or delayed), (x) conduct its business in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact its current organization, business and franchise and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with it. Without limiting the foregoing, from the date hereof until the Closing Date, except as set forth on Schedule 4.15, the Company and Parent shall each not take or permit any action that would cause any of the changes, events or conditions described in Section 2.9 in the case of the Company or, Section 3.12 in the case of Parent, to occur.

ARTICLE V
CLOSING CONDITIONS AND DELIVERABLES

Section 5.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party to this Agreement to effect the Closing are subject to the satisfaction or waiver (where permissible pursuant to applicable law) on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement and the Mergers will have been duly adopted by the Stockholders in accordance with the Company’s Charter Documents and the applicable Legal Requirements.

(b) Parent Stockholder Approval. The Parent Proposals including the Parent Stock Issuance will have been approved by the requisite holders of Parent Common Stock in accordance with Parent’s Charter Documents and the applicable Legal Requirements (the “Parent Stockholder Approval”).

(c) No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Mergers, the Parent Stock Issuance, or the other Transactions.

Section 5.2 Conditions to Obligations of Parent and Merger Subs. The obligations of Parent and Merger Subs to effect the Closing are also subject to the satisfaction by the Company or waiver (where permissible pursuant to applicable Legal Requirements) by Parent and Merger Subs on or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the Fundamental Representations (each interpreted without giving effect to any limitation or qualification as to materiality or Company Material Adverse Effect) shall be true and correct in all but de minimis respects when made and as of immediately prior to the Closing, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), and (ii) the other representations and warranties of the Company set forth in Article II (each interpreted without giving effect to any limitation or qualification as to materiality or Company Material Adverse Effect) shall be true and correct in all respects when made and as of immediately prior to the Closing, as if made at and as of such time (in each case, except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except in the case of this clause (ii) for any failure of such representations or warranties to be so true and correct as had not had and would not reasonably be expected to have, individually or in the aggregate with all such other failures, a Company Material Adverse Effect.

(b) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

(d) Officers Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 5.2(a), Section 5.2(b), and Section 5.2(c) hereof.

Section 5.3 Conditions to Obligations of Company. The obligation of the Company to effect the Mergers is also subject to the satisfaction by Parent or Merger Subs, as the case may be, or waiver (where permissible pursuant to applicable Legal Requirements) by the Company on or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) Each of the Parent Fundamental Representations (each interpreted without giving effect to any limitation or qualification as to materiality or Parent Material Adverse Effect) shall be true and correct in all but de minimis respects as of the Closing as if made anew as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), and (ii) the other representations and warranties of Parent and Merger Subs set forth in Article III (each interpreted without giving effect to any limitation or qualification as to materiality or Parent Material Adverse Effect) shall be true and correct in all respects when made and as of immediately prior to the Closing, as if made at and as of such time (in each case, except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except in the case of this clause (ii) for any failure of such representations or warranties to be so true and correct as had not had and would not reasonably be expected to have, individually or in the aggregate with all such other failures, a Parent Material Adverse Effect.

(b) Performance of Covenants. Parent and Merger Subs shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by each of them at or prior to the Closing.

(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect.

(d) Officers Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of Parent, certifying as to the matters set forth in Section 5.3(a), Section 5.3(b), and Section 5.3(c) hereof.

(e) Tax-Free Reorganization. The Company reasonably and in good faith determines that the Transactions are a tax-free reorganization pursuant to Section 368(a)(1) of the Code.

Section 5.4 Company Closing Deliverables. On or prior to the Closing Date, the Company shall deliver or cause to be delivered to Parent:

(a) Joinder Agreements. Joinder Agreements executed by (i) the holders of no less than 90% of the shares of Company Common Stock held by all Contributing Equityholders and (ii) all Contributing Equityholders except no more than five (5) Contributing Equityholders;

(b) Key Employee Documents. Executed copies of the Key Employee Employment Agreements substantially in the form attached hereto as Exhibit C and the documents ancillary thereto from each of the Key Employees;

(c) FIRPTA Certificate. A certificate from the Company, validly executed by a duly authorized officer of the Company, that the Company is not, and has not been at any time during the five (5) years preceding the date of such statement, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, such certificate in form and substance reasonably satisfactory to Parent and conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and proof reasonably satisfactory to Parent that the Company has provided notice of such statement to the IRS in a manner consistent with the provisions of Treasury Regulations Section 1.897-2(h)(2);

(d) Resignation Letter of Directors and Officers. Executed copies of a resignation letter, effective as of the Closing, from each officer and director of the Company and its Subsidiaries, other than those officers and directors listed on Schedule 5.4(d);

(e) D&O Policy. Evidence reasonably satisfactory to Parent that the D&O Policy will be bound at the Closing;

(f) Escrow Agreement. Executed counterpart signature pages of the Company and the Stockholder Representative to the Escrow Agreement;

(g) PPP Escrow Agreement. Executed counterpart signature pages of the PPP Lender, the Company and the Stockholder Representative to the PPP Escrow Agreement and;

(h) Documentary Deliverables. All certificates and other documents that it is expressly required to deliver to Parent pursuant to this Agreement prior to the Closing, including the Spreadsheet, the Statement of Expenses and the Payoff Letters.

Section 5.5 Parent Closing Deliverables. On or prior to the Closing Date, Parent shall deliver or cause to be delivered to the Company:

(a) R&W Insurance Policy. A final draft copy of the R&W Insurance Policy that is being bound at the Closing;

(b) Escrow Agreement. Executed counterpart signature pages of Parent and the Escrow Agent to the Escrow Agreement;

(c) PPP Escrow Agreement. Executed counterpart signature page of Parent to the Escrow Agreement;

(d) Paying Agent Agreement. Executed counterpart signature pages of Parent and the Paying Agent to the Paying Agent Agreement;

(e) Joinder Agreements. Executed counterpart signature pages of Parent to each of the Joinder Agreements;

(f) Voting Agreement. A voting agreement, in a form to be mutually agreed upon by the Company and Parent, executed by Parent and the Parent Majority Stockholder;

(g) Key Employee Documents. Executed counterpart signature pages to each Key Employee Employment Agreement and the documents ancillary thereto from Parent;

(h) Documentary Deliverables. All certificates and other documents that it is expressly required to deliver to Company or the Stockholder Representative pursuant to this Agreement prior to the Closing; and

(i) Secretary’s Certificate. A certificate of the Secretary of Parent certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Parent and Merger Sub I, and the manager and members of Merger Sub II, authorizing the execution, delivery and performance of this Agreement and the other Related Agreements and the consummation of the Transactions, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the Transactions.

ARTICLE VI
TAX MATTERS

Section 6.1 Straddle Period Taxes. For purposes of this Agreement, any real, personal and intangible property Taxes and other Taxes imposed on a periodic basis for any Straddle Period shall be allocated to the portion of the Straddle Period ending on the Closing Date on a per diem basis, and all other Taxes for any Straddle Period shall be allocated as if such Straddle Period ended on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis.

Section 6.2 Tax Returns. Parent shall timely prepare and file (or cause to be timely prepared and filed) all Tax Returns of the Company and its Subsidiaries for any Pre-Closing Tax Period or Straddle Period that are due or filed after the Closing Date. All such Tax Returns shall be prepared in a manner consistent with the past custom and practices of the Company and its Subsidiaries, except as otherwise required by applicable law. The parties acknowledge and agree that all Transaction Tax Deductions shall be reported in the Pre-Closing Tax Period (and otherwise treated as attributable to the Pre-Closing Tax Period) to the extent permitted by applicable law. At least fifteen (15) days prior to filing any such Tax Return, Parent shall submit such Tax Return that reflects any Tax liability for which the Indemnifying Parties could reasonably be expected to be liable pursuant to this Agreement to the Stockholder Representative for its review and comment and shall consider in good faith any revisions as are reasonably requested by the Stockholder Representative prior to filing.

Section 6.3 Tax Proceedings. For purposes of this Agreement, a “Pre-Closing Tax Contest” is any claim, action, cause of action, inquiry, audit, notice of violation, or other administrative or judicial proceeding or other dispute with respect to any Tax matter that affects the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period or Straddle Period for which the Indemnifying Parties could reasonably be expected to be liable pursuant to this Agreement. The Stockholder Representative will, at its election, have the right to represent the Company’s interests in any Pre-Closing Tax Contest relating to a Tax matter arising in a Tax period beginning before the Closing Date, to employ counsel of their choice at the Indemnifying Parties’ expense, and to control the conduct of such Pre-Closing Tax Contest, including settlement or other disposition thereof; provided, however, that Parent will have the right to consult with the Stockholder Representative regarding any such Pre-Closing Tax Contest that may affect the Company for any Tax periods ending after the Closing Date at Parent’s own expense and provided, further, that any settlement or other disposition of any such Pre-Closing Tax Contest may only be with the consent of Parent, which consent will not be unreasonably withheld, conditioned or delayed. Parent will have the right to control the conduct of any Pre-Closing Tax Contest with respect to any Tax matter arising in a Tax period beginning after the Closing Date.

Section 6.4 Cooperation. Parent and the Stockholder Representative agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Parent, the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of Parent, the Company and the Stockholder Representative shall retain all books and records in their possession with respect to Taxes for a period of at least seven (7) years following the Closing Date. Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to disclose to the Stockholder Representative or any Stockholder any consolidated, combined, affiliated or unitary Tax Return which includes Parent or any of its Affiliates or any Tax related work papers.

Section 6.5 Post-Closing Actions. Following the Closing, each of Parent and its Affiliates (including the Company and its Subsidiaries) shall file each Tax Return of the Company and its Subsidiaries with respect to any Pre-Closing Tax Period or Straddle Period, conduct and manage each Pre-Closing Tax Proceeding (including any proceeding relating to Voluntary Disclosure Agreements), and otherwise conduct its affairs with respect to Taxes of the Company and its Subsidiaries in good faith and in the same manner as though such Person was the sole Person economically responsible for the relevant Taxes, without any right to indemnification or reimbursement from any other Person (including pursuant to this Agreement).

Section 6.6 Tax Treatment of Mergers. This Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). The parties intend that, for U.S. federal income Tax purposes, the Mergers, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 and qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder. Further, each party hereto shall cause all Tax Returns to be filed on the basis of treating the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code unless otherwise required by applicable Law.

Section 6.7 Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement shall be paid fifty percent (50%) by Parent and fifty percent (50%) by the Stockholder Representative (on behalf of and subject to reimbursement by the Stockholders) when due, and the party required by law shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. The parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation to the extent required by applicable law.

Section 6.8 Refunds. The Parent and the Company shall pay or cause to be paid, in immediately available funds using wire transfer instructions as designated by the Stockholder Representative, within ten (10) days of receipt of any Refund of Taxes by the Parent or any of its Affiliates (including the Company or any of its Subsidiaries), any Refund of Taxes (including Refunds arising from amended returns filed after the Closing Date) received by the Parent or Company to the extent that such amounts were not taken into account in the computation of Net Working Capital or Closing Indebtedness or otherwise as a component of the Adjustment Amount. For this purpose, "Refund" means any refund or overpayment of the Taxes of the Company or any of its Subsidiaries plus any interest received with respect thereto from the applicable Taxing authorities for any Pre-Closing Tax Period or pre-Closing portion of a Straddle Period, net of any out-of-pocket expenses and net of any Taxes on such Refund. To the extent any such Refund of Taxes that was paid to the Stockholder Representative pursuant to this Section 6.8 is subsequently disallowed or reduced, any such disallowed amount or reduction, including any Taxes, penalties or interest arising from the disallowance or reduction of such Refund, shall be paid by the Stockholder Representative, on behalf of the Contributing Equityholders, to the Parent within ten (10) days after notification of such disallowance or reduction by the Parent to the Stockholder Representative.

Section 6.9 Conflicts. Notwithstanding anything to the contrary in this Agreement, the provisions of this Article VI shall control in the event of any conflict or inconsistency with the provisions of Article VII.

ARTICLE VII
POST-CLOSING INDEMNIFICATION

Section 7.1 Survival of Representations and Warranties. The representations and warranties of the Company set forth in Article II and Parent and Merger Subs set forth in Article III of this Agreement shall survive until 11:59 p.m. Pacific Time on the date that is eighteen (18) months following the Closing Date and the covenants and agreements of the parties hereto contained in this Agreement or in the Related Agreements shall survive the Closing for the applicable statute of limitations, or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive for the applicable statute of limitations or until the latest date permitted by law (the date of expiration of such period, the “Expiration Date”); provided, however, (a) if a good faith claim hereunder is made in writing prior to the expiration of the survival period for such representation and warranty, such claim shall survive and remain a basis for indemnity hereunder until such claim has been finally resolved or disposed of in accordance with the terms hereof; (b) the representations and warranties under Section 2.1(a) (Organization and Good Standing), Section 2.2 (Authority and Enforceability), Section 2.5 (Company Capital Structure), Section 2.6(a) (Company Subsidiaries), the first sentence of Section 2.23 (Company Brokers’ Fees), Section 3.1 (Organization and Standing), Section 3.2 (Authority and Enforceability), Section 3.7 (Total Stock Consideration), Section 3.8 (Parent Broker’s Fees), and Section 3.13 (No Other Representations; Non-Reliance), shall survive for six (6) years; and (c) the representations and warranties under Section 2.10 (Taxes) and Section 3.10 (Taxes) shall survive until thirty (30) days after the expiration of applicable statutes of limitations. For the avoidance of doubt, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties and covenants and agreements, and the parties acknowledge that the survival periods set forth in this Section 7.1 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties, and any claim brought pursuant to this Article VII must be brought or filed prior to the Expiration Date.

Section 7.2 Indemnification.

(a) From and after, and by virtue of, the Mergers, subject to the terms of this Article VII, the Contributing Equityholders (other than holders of Cancelled Shares solely in their capacities as such), (each, an “Company Indemnifying Party” and collectively, the “Company Indemnifying Parties”) agree to (i) jointly, to the extent of the funds then available from the Indemnity Escrow Fund or Special Indemnification Escrow Fund, as applicable, and (ii) as to any amounts exceeding the funds then available from the Indemnity Escrow Fund, severally (based on such Indemnifying Party’s Escrow Pro Rata Portion), but not jointly, indemnify, defend and hold harmless Parent and its officers, directors, Affiliates, employees, agents and representatives, including the Surviving LLC (each, an “Parent Indemnified Party” and collectively, the “Parent Indemnified Parties”), from and against all losses, liabilities, damages, costs, interest, awards, judgments, settlements, penalties or expenses, (including reasonable attorneys’ and consultants’ fees and expenses and including any such reasonable expenses incurred in connection with investigating, defending against or settling any of the foregoing) (hereinafter individually a “Loss” and collectively “Losses”) paid, incurred, suffered or sustained by any Parent Indemnified Party (including the Surviving LLC) (regardless of whether or not such Losses relate to any third party claims), resulting from, arising out of, or relating to any of the following:

(A)           any breach of or inaccuracy in a representation or warranty of the Company set forth in Article II of this Agreement;

(B)           any failure by the Company to perform or comply with any of its covenants or agreements set forth in this Agreement;

(C)           any Pre-Closing Taxes, including any of the matters described on Schedule 7.2(a)(C) (the “Special Indemnification Matter”); and

(D)           [Intentionally Omitted].

(b) From and after, and by virtue of, the Mergers, subject to the terms of this Article VII, Parent and Merger Subs (each, an “Parent Indemnifying Party” and collectively, the “Parent Indemnifying Parties”) agree to jointly or severally indemnify, defend and hold harmless the Equityholders and their respective officers, directors, Affiliates, employees, agents and representatives (each, an “Equityholder Indemnified Party” and collectively, the “Equityholder Indemnified Parties”), from and against Losses paid, incurred, suffered or sustained by any Equityholder Indemnified Party (regardless of whether or not such Losses relate to any third party claims), resulting from, arising out of, or relating to (i) any breach of or inaccuracy in a representation or warranty of Parent and Merger Subs set forth in Article III of this Agreement; and (ii) any failure by Parent and/or Merger Subs to perform or comply with any of their respective covenants or agreements set forth in this Agreement.

(c) For the purpose of this Article VII, for purposes of both determining whether a breach of or inaccuracy in a representation or warranty has occurred and determining the amount of Losses paid, incurred, suffered or sustained by an Indemnified Party as a result of any breach of or inaccuracy in a representation or warranty that is qualified or limited in scope as to materiality or Company Material Adverse Effect, such representation or warranty shall be deemed to be made without such qualification or limitation; provided that such qualification or limitation shall not be disregarded (i) to the extent used in Section 2.9(a), (ii) to the extent used with respect to a defined term (e.g., “Material Contract”, etc.), (iii) to the extent used to determine the enumerated items on a list, or (iv) to the extent applicable pursuant to GAAP.

(d) The Company Indemnifying Parties (including any officer or director of the Company or any of its Subsidiaries) shall not have any right of contribution, indemnification or right of advancement from the Surviving LLC or Parent with respect to any Loss claimed by an Parent Indemnified Party.

(e) Any payments made to a Parent Indemnified Party pursuant to any indemnification obligations under this Article VII will be treated as adjustments to the Aggregate Merger Consideration for Tax purposes, unless otherwise required by applicable Legal Requirements.

(f) As further set forth in the Escrow Agreement, (i) within two (2) Business Days following the date that is 18 months after the Closing Date, the remainder of the Indemnity Escrow Fund, and (ii) within two (2) Business Days following the Special Indemnification Matter Expiration Date, the remainder of the Special Indemnification Escrow Fund, shall be released by the Escrow Agent to the Paying Agent for further distribution to the Contributing Equityholders based on their Escrow Pro Rata Portions, provided, that if (A) at the Expiration Date there are pending and unresolved indemnity claims which would be payable from the Indemnity Escrow Fund or (B) at the Special Indemnification Matter Expiration Date there are pending and unresolved indemnity claims which would be payable from the Special Indemnification Escrow Fund (“Outstanding Indemnity Claims”), then an amount shall be retained by the Escrow Agent pursuant to the Escrow Agreement equal to the aggregate maximum amount of all such Outstanding Indemnity Claims (the “Outstanding Indemnity Claims Amount”), and a portion of the Outstanding Indemnity Claims Amount, net of any amounts paid to Parent in respect of such Outstanding Indemnity Claim, shall be released to the Paying Agent for distribution to the Contributing Equityholders in accordance with their Escrow Pro Rata Portions following complete resolution of each such Outstanding Indemnity Claim.

Section 7.3 Limitations on Indemnification.

(a)

(i) Except in the case of indemnification claims under Section 7.2(a)(A) for breaches of or inaccuracies in the Fundamental Representations, the Parent Indemnified Parties, as a group, may not recover any Losses pursuant to an indemnification claim under Section 7.2(a)(A) relating to breaches of or inaccuracies in the representations or warranties of the Company unless and until the Parent Indemnified Parties, as a group, shall have paid, incurred, suffered or sustained at least $250,000.00 in Losses (the “Deductible”) in the aggregate for all claims, in which event the Parent Indemnified Parties may recover only the excess of such Losses above the Deductible. For the avoidance of doubt, the limitations set forth in this Section 7.3(a)(i) shall not apply to indemnification claims under clauses (B) through (D) of Section 7.2(a).

(ii) The Parent Indemnified Parties, as a group, may not recover any Losses pursuant to an indemnification claim under Section 7.2(a)(C) with respect to the Special Indemnification Matter unless and until the Parent Indemnified Parties, as a group, shall have paid, incurred, suffered or sustained at least $500,000 in Losses (the “Special Indemnification Matter Deductible”) in the aggregate for all claims, in which event the Parent Indemnified Parties may recover only the excess of such Losses above the Special Indemnification Matter Deductible. For the avoidance of doubt, the limitations set forth in this Section 7.3(a)(ii) shall not apply to indemnification claims under clauses (C) of Section 7.2(a) with respect to matters other than the Special Indemnification Matter.

(iii) Except in the case of indemnification claims under Section 7.2(b)(i) for breaches of or inaccuracies in the Parent Fundamental Representations, the Equityholder Indemnified Parties, as a group, may not recover any Losses pursuant to an indemnification claim under Section 7.2(b)(i) relating to breaches of or inaccuracies in the representations or warranties of the Parent and Merger Subs unless and until the Equityholder Indemnified Parties, each as a group, shall have paid, incurred, suffered or sustained at least the Deductible in the aggregate for all claims, in which event the Equityholder Indemnified Parties may recover only the excess of such Losses above the Deductible. For the avoidance of doubt, the limitations set forth in this Section 7.3(a)(iii) shall not apply to indemnification claims under clause (ii) of Section 7.2(b).

(b)

(i) Except in the case of (i) indemnification claims under Section 7.2(a)(A) for breaches of or inaccuracies in the Fundamental Representations and (ii) indemnification claims under clauses (B) through (D) of Section 7.2(a), in no event shall any Company Indemnifying Party be liable for Losses under Section 7.2(a) in excess of the Indemnity Escrow Fund.

(ii) In no event shall any Company Indemnifying Party be liable for Losses under Section 7.2(a)(C) with respect to the Special Indemnification Matter in excess of the Special Indemnification Escrow Fund.

(iii) Except in the case of (i) indemnification claims under Section 7.2(b)(i) for breaches of or inaccuracies in the Parent Fundamental Representations and (ii) indemnification claims under clause (ii) of Section 7.2(b), in no event shall any Parent Indemnifying Party be liable for Losses under Section 7.2(b) in excess of $5,000,000.

(iv) The aggregate Liability of the Parent Indemnifying Parties, as a group, for Losses under this Article VII and under the Related Agreements shall not exceed $50,000,001 in the aggregate. The aggregate Liability of the Company Indemnifying Parties, as a group, for Losses under this Article VII and under the Related Agreements shall not exceed $50,000,001 in the aggregate; provided, further, that no Contributing Equityholder shall have liability for any Losses in excess of the actual dollar amount and number of shares of Parent Common Stock included in such Contributing Equityholder’s Pro Rata Portion of the Aggregate Merger Consideration. Parent acknowledges that the liability of the Contributing Equityholders under this Agreement is several and not joint (except with respect to amounts in the Indemnity Escrow Fund, Special Indemnification Escrow Fund and Purchase Price Adjustment Escrow Fund).

(c) The amount of any Losses recoverable by any Indemnified Party against any Indemnifying Party under Section 7.2 shall be calculated net of any insurance proceeds actually received by, and/or any indemnification or contribution payments actually paid by any third party to, such Indemnified Party in respect of such Losses in, each case net of all costs directly incurred in such recovery; provided that the Parent Indemnified Party shall be required to seek to obtain such proceeds with respect to the R&W Insurance Policy (to the extent available and to the extent there is insufficient Indemnity Escrow Fund) and shall use its commercially reasonable efforts to seek or obtain any other such insurance proceeds and; provided, further that the Indemnified Parties shall have no obligations to seek any third party indemnification or contribution. In the event that an insurance recovery is received by any Indemnified Party with respect to any Losses for which any such Person has been indemnified and which Losses such Person had received from the Indemnifying Parties hereunder, then a refund equal to the aggregate amount of the recovery (net of reasonable costs and expenses incurred in recovering such amounts) shall be promptly made to the Paying Agent for distribution to the Company Indemnifying Parties in accordance with their Escrow Pro Rata Portions or to the Parent for distribution to the Equityholder Indemnified Parties, as applicable. Each Indemnified Party shall use commercially reasonable efforts within their control (including incurring such reasonable costs or expenses) to mitigate any Loss or potential Loss upon acquiring actual knowledge of any event or occurrence that would reasonably be expected to, or that in fact does, give rise to such Loss.

(d) No Indemnified Party shall be entitled to indemnification for punitive damages, unless such damages are actually paid to a third party in respect of a Third Party Claim for which such Indemnified Party is entitled to indemnification under this Article VII.

(e) Notwithstanding any other provision of this Agreement, the Company Indemnifying Parties shall not have any liability or indemnification obligation for any Taxes of the Company resulting from any election made under Section 338 of the Code with respect to the Mergers.

(f) Other than the limitations set forth in Section 7.3(b)(iv), nothing in this Agreement shall limit the liability of an Indemnifying Party in connection with a claim based on Fraud.

(g) This Agreement shall not permit duplicative indemnifications in respect of the same Loss or any component thereof if more than one provision of this Agreement gives rise to an indemnification obligation with respect to the same Loss.

(h) In no event shall any Parent Indemnified Party be entitled to recover or make a claim for any amount included in the calculation of the Net Working Capital as finally determined pursuant to Section 1.9. The amount of Losses to which a Parent Indemnified Party is entitled in respect of a particular matter will be reduced by the amount of any reserve established specifically for such matter which reserve is reflected on the Company’s books and records and in the Estimated Closing Statement as of the Closing Date, but only to the extent such reserve is actually taken into account in the calculation of the Net Working Capital as finally determined pursuant to Section 1.9 (or Closing Indebtedness).

(i) The limitations set forth above in this Article VII and Section 7.3 are cumulative such that one or more of such limitations may apply to a claim by an Indemnified Party for indemnification under this Article VII (and the fact that certain provisions in this Article VII reference the cumulative nature of such limitations and others shall not in any way limit the generality of this Section 7.3).

Section 7.4 Indemnification Claim Procedures.

(a) Subject to the limitations set forth in Section 7.1 and Section 7.3, if an Indemnified Party wishes to make an indemnification claim under this Article VII for any matter not involving a Third Party Claim, such Indemnified Party shall deliver a written notice (an “Indemnification Claim Notice”) to the Stockholder Representative, in the event the Indemnified Party is a Parent Indemnified Party, or the Parent, in the event the Indemnified Party is an Equityholder Indemnified Party, (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) specifying in reasonable detail the individual items of such Losses, the date each such item was paid, incurred, suffered or sustained, or the basis for such anticipated liability, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related. Parent may update an Indemnification Claim Notice from time to time to reflect any new information discovered with respect to the claim set forth in such Indemnification Claim Notice.

(b) If the Stockholder Representative on behalf of the Company Indemnifying Parties, or the Parent on behalf of the Parent Indemnifying Parties, as applicable, shall not object in writing within the thirty (30)-day period after receipt of an Indemnification Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable indemnification claim (an “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Stockholder Representative on behalf of the Company Indemnifying Parties (or the applicable Company Indemnifying Party), or the Parent on behalf of the Parent Indemnifying Parties (or the applicable Parent Indemnifying Party), that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice subject to the limitations set forth in Section 7.3. In such event, in the event the Indemnified Party is a Parent Indemnified Party, Parent and the Stockholder Representative shall promptly execute and deliver joint written instructions to the Escrow Agent to release to the applicable Parent Indemnified Party from the Indemnity Escrow Fund or the Special Indemnification Escrow Fund, as applicable, the amount of Losses set forth in such Indemnification Claim Notice. In such event, in the event the Indemnified Party is an Equityholder Indemnified Party, Parent shall promptly, and in any event in no less than ten (10) Business Days pay to the Paying Agent, for further distribution to the Equityholder Indemnified Parties, the amount of Losses set forth in such Indemnification Claim Notice. Subject to the limitations set forth in Section 7.3, only with respect to an indemnification claim made pursuant to (B) through (D) of Section 7.2(a) (except for indemnification claims under Section 7.2(a)(C) with respect to the Special Indemnification Matter) or for breaches of or inaccuracies in the Fundamental Representations within their respective survival periods provided under Section 7.1, should the amount held in the Indemnity Escrow Fund, if any, be insufficient to satisfy in whole the amount to be paid to a Parent Indemnified Party by the Company Indemnifying Parties in accordance with the applicable Indemnification Claim Notice, then each Company Indemnifying Party shall, within ten (10) Business Days following the expiration date of the right of the Stockholder Representative on behalf of the Company Indemnifying Parties (or the applicable Company Indemnifying Party) to make an Indemnification Claim Objection Notice, pay to the Parent Indemnified Party, such Indemnifying Parties’ Escrow Pro Rata Portion of such shortfall.

(c) In the event that the Stockholder Representative or the Parent shall deliver an Indemnification Claim Objection Notice in accordance with Section 7.4(b) within thirty (30) days after delivery of such Indemnification Claim Notice, the Stockholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims, subject to the limitations set forth in Section 7.3. In such event, as applicable, Parent and the Stockholder Representative shall promptly execute and deliver joint written instructions to the Escrow Agent to release from the Indemnity Escrow Fund or Special Indemnification Escrow Fund, as applicable, or Parent shall promptly, and in any event in no less than ten (10) Business Days pay to the Paying Agent, for further distribution to the Equityholder Indemnified Parties, the amount of Losses agreed upon by Parent and the Stockholder Representative documented in a memorandum. Subject to the limitations set forth in Section 7.3, only with respect to an indemnification claim made pursuant to (B) through (D) of Section 7.2(a) (except for indemnification claims under Section 7.2(a)(C) with respect to the Special Indemnification Matter) or for breaches of or inaccuracies in the Fundamental Representations within their respective survival periods provided under Section 7.1, should the amount held in the Indemnity Escrow Fund, if any, be insufficient to satisfy in whole the amount owed to a Parent Indemnified Party in accordance with such memorandum and this Agreement, then each Company Indemnifying Party shall, within ten (10) Business Days following the date of such memorandum, pay to the Parent Indemnified Party such Indemnifying Party’s Escrow Pro Rata Portion of such shortfall.

(d) If no such agreement can be reached after good faith negotiation and prior to thirty (30) days after delivery of an Indemnification Claim Objection Notice, the parties shall have the right to pursue all available remedies to resolve such dispute. From and after the time that an Indemnification Claim Notice is received and until such claim is finally resolved, the Indemnified Parties, the Indemnifying Parties, Parent, the Surviving LLC, and the Stockholder Representative shall cooperate in good faith.

(e) For purposes of this Article VII, including in determining the number of Escrow Shares to be released from the Indemnity Escrow Fund to Parent in connection with any indemnification claim as finally resolved by the parties hereto in accordance with the terms hereof, each Escrow Share shall be deemed to have a value equal to the Parent Trading Price.

Section 7.5 Third Party Claims.

(a) In the event an Indemnified Party becomes aware of a third party claim (a “Third Party Claim”) which the Indemnified Party reasonably believes would result in a demand against the Indemnity Escrow Fund, the Special Indemnification Escrow Fund or for other indemnification pursuant to this Article VII, the Indemnified Party shall, within ten (10) Business Days after such third party asserts such claim, notify the Stockholder Representative on behalf of the Company Indemnifying Parties or Parent on behalf of the Parent Indemnifying Parties, as applicable, of such Third Party Claim (it being understood that no delay in providing such notice (a “Third Party Claim Notice”) shall prejudice an Indemnified Party’s rights under this Article VII except to the extent that the applicable Indemnifying Party is materially prejudiced by reason of such failure).

(b) Subject to the provisions of the R&W Insurance Policy, the Indemnifying Party shall have the right (but not the obligation), to be exercised within ten (10) Business Days following its receipt of the Third Party Claim Notice by delivering written notice to the Indemnified Party, to assume and thereafter conduct and control the defense of such Third Party Claim (with counsel of such Indemnifying Party’s choice that is reasonably satisfactory to the Indemnified Party), but only if and for so long as (1) such Third Party Claim does not seek monetary damages in an amount in excess of the remaining amount for which the Indemnifying Party could be liable by virtue of the caps on Losses expressly set forth herein, (2) such Third Party Claim does not allege criminal activity, and (3) such Third Party Claim does not seek equitable remedies. For so long as the Indemnifying Party is conducting and controlling such defense, (I) each Indemnified Party shall have the right, but not the obligation, to participate in such defense with separate counsel of its choosing at its sole cost and expense (or at the Indemnifying Parties’ sole cost and expense if there are any conflicts of interests with respect to such defense as between any Indemnified Party and any Indemnifying Party), and (II) each Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party and its Representatives, all witnesses, pertinent records, materials and information in or under such Indemnified Party’s possession or control relating thereto as may be reasonably requested by the Indemnifying Party. The Indemnifying Party shall not be permitted to consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnified Party (which such consent shall not be unreasonably withheld, conditioned or delayed); provided, that, notwithstanding the foregoing, the Indemnifying Party shall be permitted to consent to the entry of any judgment or enter into any settlement agreement with respect to such Third Party Claim if such judgment or settlement does not (w) involve the admission of fraudulent or criminal wrongdoing on the part of any Indemnified Party, (x) impose equitable relief or any other restrictions or non-monetary obligations on any Person, (y) impose any monetary damages on any Indemnified Party, and (z) contains a complete and unconditional release of each applicable Indemnified Party from all liability with respect to such Third Party Claim.

(c) Subject to the provisions of the R&W Insurance Policy, unless and until the Indemnifying Party assumes the defense of any Third Party Claim as provided above, each applicable Indemnified Party may defend against such Third Party Claim in any manner it may reasonably deem appropriate (with counsel of such Indemnified Party’s choice), in which case the Indemnifying Party shall cooperate with such Indemnified Party in such defense and make available to such Indemnified Party and its Representatives all witnesses, pertinent records, materials, and information in or under the Indemnifying Party’s possession or control relating thereto as may be reasonably requested by such Indemnified Party (provided that nothing herein required shall require the Company Members or the Members’ Agent to disclose any information subject to attorney-client privilege). The conduct of such defense by such Indemnified Party shall not be construed to be a waiver of such Indemnified Party’s right to indemnification with respect to such Third Party Claim. No Indemnified Party shall be permitted to consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned, or delayed); provided, further, that, except with the express consent of the Indemnifying Party, no settlement or resolution of any such Third Party Claim shall be determinative of the existence or the amount of Losses resulting from, arising out of or relating to such Third Party Claim; and provided, further, that the parties hereto agree and acknowledge that it shall be reasonable for an Indemnifying Party to withhold consent to the entry of any judgment or entry into any settlement with respect to a Third Party Claim in the event such Indemnifying Party disputes the amount of Losses or its obligation to indemnify the Indemnified Party under this Article VII.

(d) In the event that the Indemnifying Party has consented to any settlement or resolution of a Third Party Claim, the Indemnifying Parties shall have no power or authority to object under any provision of this Article VII to the amount of Losses resulting from, arising out of or relating to such Third Party Claim, and the Indemnified Parties shall be entitled to indemnification for the entire amount of such Losses, subject to the applicable limitations contained in Section 7.3. In the event that the Indemnifying Parties does not, in accordance with the terms of this Section 7.5(b), consent to any such settlement or resolution or the existence or the amount of Losses resulting from, arising out of or relating to such Third Party Claim, then the Indemnified Parties shall be entitled pursue all available remedies to resolve such dispute with respect to the existence or amount of Losses resulting from, arising out of or relating to such Third Party Claim.

(e) For the avoidance of doubt and subject to the other terms of this Agreement, the Indemnifying Parties shall keep any information obtained in connection with any Third Party Claim confidential in accordance with Section 9.6 hereof, and in no event shall any Indemnifying Party disclose such information to any third party unless and until such party has executed a confidentiality agreement with respect to such information, or is otherwise subject to applicable confidentiality obligations, containing confidentiality terms no less favorable to the Company than those contained in the Non-Disclosure Agreement.

Section 7.6 Stockholder Representative.

(a) By virtue of the execution and delivery of a Joinder Agreement, and the adoption of this Agreement and approval of the Mergers by the Stockholders, each of the Contributing Equityholders shall be deemed to have agreed to appoint David Wang as its agent and attorney-in-fact and as the Stockholder Representative with full power and authority to act for and on behalf of the Contributing Equityholders to pay each such Contributing Equityholder’s expenses (whether incurred on or after the date hereof) incurred in connection with the negotiation and performance of this Agreement, to receive, give receipt and disburse any funds received hereunder or on behalf of or to each such Contributing Equityholder, to negotiate, settle, compromise and make any required payments from the Escrow Funds on behalf of all Contributing Equityholders, to give and receive notices and communications on behalf of any Contributing Equityholder or all Contributing Equityholders collectively, both generally with respect to matters contemplated by this Agreement or more specifically in respect of indemnification claims under this Agreement, to authorize payment from the Escrow Funds in satisfaction of any indemnification claims hereunder, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any such indemnification or other claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any such indemnification claim by any Indemnified Party hereunder against any Indemnifying Party or by any such Indemnifying Party against any Indemnified Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case relating to this Agreement or the Transactions, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed by the Stockholders from time to time upon not less than thirty (30) days prior written notice to Parent; provided, however, that the Stockholder Representative may not be removed unless holders of a majority in interest of the Escrow Funds agree to such removal and to the identity of the substituted agent. Notwithstanding the foregoing, in the event of a resignation of the Stockholder Representative or other vacancy in the position of Stockholder Representative, such vacancy may be filled by the holders of a majority in interest of the Escrow Funds. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall not receive any compensation for its services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from the Indemnifying Parties. The agency and proxy granted to the Stockholder Representative pursuant to this Section 7.6(a) are coupled with an interest, and are therefore irrevocable without the consent of holder, unless otherwise agreed to between the Stockholder Representative and any such Person in writing.

(b) A decision, act, consent or instruction of the Stockholder Representative, including an amendment of any provision of this Agreement pursuant to Section 8.7 hereof, shall constitute a decision of the Contributing Equityholders and shall be final, binding and conclusive upon the Contributing Equityholders, and Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Contributing Equityholders. Parent is hereby relieved from any liability to any person for any acts done by Parent in accordance with such decision, act, consent or instruction of the Stockholder Representative. The Stockholder Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Contributing Equityholder, except in respect of amounts actually received on behalf of such Contributing Equityholder. The Stockholder Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement.

(c) The Stockholder Representative shall not be, nor shall any person employed by or otherwise affiliated with the Stockholder Representative be, liable for any act done or omitted hereunder as Stockholder Representative except for actions or omissions constituting willful misconduct or gross negligence of the Stockholder Representative in connection therewith. The Contributing Equityholders shall severally (and not jointly and severally) in accordance with their respective Escrow Pro Rata Portion pay for all reasonable and documented fees, costs and expenses incurred by the Stockholder Representative in connection with the acceptance and administration of its duties hereunder and shall indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any and all Losses arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, including all reasonable fees and expenses of defending the Stockholder Representative against any claim of liability (“Stockholder Representative Expenses”). From time to time in its sole discretion, the Stockholder Representative may pay or cause to be paid or reimburse itself for any Stockholder Representative Expenses from the Stockholder Representative Expense Fund or, if such funds are depleted, from the Escrow Funds (only to the extent that such reimbursement is paid from payments that would otherwise have been made to the Contributing Equityholders (i.e. after the release of any escrowed amounts), and prior to any such payment or reimbursement, shall deliver to the Parent a certificate setting forth the Stockholder Representative Expenses to be so paid. For the avoidance of doubt, while this section allows the Stockholder Representative to be paid from the Stockholder Representative Expense Fund and the Escrow Funds this Section 7.6(c) shall not limit the obligation of any Contributing Equityholders to promptly pay such Stockholder Representative Expenses as they are incurred. A decision, act, consent or instruction of the Stockholder Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 8.7, Section 9.2 or Section 9.3, shall constitute a decision of the Contributing Equityholders and shall be final, conclusive and binding upon the Contributing Equityholders; and the Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Contributing Equityholders. The Parent is hereby relieved from any liability to any person for any acts done by it in accordance with such decision, act, consent or instruction of the Stockholder Representative. The Stockholder Representative shall notify the Contributing Equityholders if additional funds are required to cover any Stockholder Representative Expenses and such Contributing Equityholders shall be required to deposit additional funds in accordance with their respective Escrow Pro Rata Portion into an account designated by the Stockholder Representative. The Stockholder Representative may release at any time, in its sole discretion, all or any portion of the Stockholder Representative Expense Fund for distribution to the Contributing Equityholders in accordance with their Escrow Pro Rata Portions.

Section 7.7 Exclusive Remedies. Subject to Section 1.9 and Section 9.8, and except with respect to claims arising from Fraud pursued against a perpetrator of Fraud or claims under the Related Agreements, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Legal Requirements, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Legal Requirements, except pursuant to the indemnification provisions set forth in this Article VII. Nothing in this Section 7.7 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 9.8. Nothing in this Agreement shall limit (i) the remedies available to any party in connection with any claim based on Fraud or (ii) the right of any Indemnified Party hereunder to pursue remedies under any Related Agreement against the party thereto; provided, however, that for the avoidance of doubt, nothing in this Section 7.7 shall be deemed to affect or limit the provisions of Section 7.3(b)(iv) and Section 7.3(b)(f) with respect to the limitations of Liability set forth therein.

Section 7.8 Effect of Knowledge

. Notwithstanding anything to the contrary contained herein, no Equityholder shall be liable to any Parent Indemnified Parties for any Loss resulting from any inaccuracy in or breach of any representation or warranty of the Company contained in Article II of this Agreement if Parent had actual knowledge of such inaccuracy or breach prior to the Closing.

Section 7.9 Recourse to R&W Insurance Policy.

(a) Except in the case of indemnification claims under Section 7.2(a)(A) for breaches of or inaccuracies in the Fundamental Representations, the Parent Indemnified Parties shall seek recovery with respect to any indemnification claim under Section 7.2(a)(A) in the following order and priority: (i) first, against the Deductible, (ii) second, against funds then held in the Indemnity Escrow Fund, if any, and (iii) then under the R&W Insurance Policy, and in no event will any Parent Indemnified Party be entitled to make a claim for indemnification against, seek to recover from, or have any right to recover directly from any Equityholder for such Losses.

(b) The Parent Indemnified Parties shall seek recovery with respect to any indemnification claims under (i) Section 7.2(a)(A) for breaches of or inaccuracies in the Fundamental Representations, and (ii) except in the case of indemnification claims under Section 7.2(a)(C) with respect to the Special Indemnification Matter, Section 7.2(a)(B) through Section 7.2(a)(D), in the following order and priority, (1) first, against funds held in the Indemnity Escrow Fund, if any, (2) second, under the R&W Insurance Policy to the extent covered thereby, and (3) thereafter, directly against the Contributing Equityholders, subject to the limitations on indemnification set forth in this Article VII. Unless the applicable indemnification claim is expressly excluded from coverage under the R&W Insurance Policy, Parent shall, before seeking recovery directly against the Contributing Equityholders pursuant to clause (iii) of the preceding sentence, seek to recover all of such Damages under the R&W Insurance Policy.

(c) The Parent Indemnified Parties shall seek recovery with respect to any indemnification claims under Section 7.2(a)(C) with respect to the Special Indemnification Matter, in the following order and priority, (i) first, against the Special Indemnification Matter Deductible, (ii) second, under the R&W Insurance Policy to the extent covered thereby, and (iii) third, against funds held in the Special Indemnification Escrow Fund, subject to the limitations on indemnification set forth in this Article VII.

ARTICLE VIII
TERMINATION, AMENDMENT, AND WAIVER

Section 8.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the First Effective Time (whether before or after the receipt of the Company Stockholder Approval or the Parent Stockholder Approval) by the mutual written consent of Parent and the Company.

Section 8.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the First Effective Time (whether before or after the receipt of the Company Stockholder Approval or the Parent Stockholder Approval):

(a) if the Mergers have not been consummated on or before 120 days after the signing of this Agreement (the “End Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party the breach by which of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Mergers to be consummated on or before the End Date;

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Mergers or the Parent Stock Issuance, and such law or Order shall have become final and nonappealable, provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to the party the breach by which of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such law or Order;

(c) if the Company Stockholder Approval is not received pursuant to the Company Stockholder Approval Process; or

(d) if any of the Parent Proposals shall fail to receive the requisite vote for approval at the Parent Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof.

Section 8.3 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the First Effective Time if there shall have been a material breach of any representation, warranty, covenant, or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Mergers set forth in Section 5.2(a) or Section 5.2(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided that Parent shall have given the Company at least twenty (20) days’ written notice prior to such termination stating Parent’s intention to terminate this Agreement pursuant to this Section 8.3 and provided further that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.3 if Parent or either Merger Sub is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

Section 8.4 Termination by the Company. This Agreement may be terminated by the Company at any time prior to the First Effective Time if there shall have been a material breach of any representation, warranty, covenant, or agreement on the part of Parent or either Merger Sub set forth in this Agreement such that the conditions to the Closing of the Mergers set forth in Section 5.3(a) or Section 5.3(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided that the Company shall have given Parent at least twenty (20) days’ written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.4 and provided further that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.4 if the Company is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

Section 8.5 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article VIII (other than pursuant to Section 8.1) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 8.5 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this Article VIII, this Agreement shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or representative of such party) to any other party hereto, except: (a) with respect to this Section 8.5, Section 8.6, and Article IX (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect and (b) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of Fraud or the breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.

Section 8.6 Breakup Fee Following Termination.

(a) If the Company is not entitled to terminate this Agreement pursuant to Section 8.4 and this Agreement is terminated by Parent because the Company fails to obtain the Company Stockholder Approval prior to the End Date, then the Company shall pay to Parent (by wire transfer of immediately available funds), within five (5) Business Days after such termination, the Expense Reimbursement, provided, that if this Agreement is terminated by Parent or by the Company pursuant to Section 8.2(c), because the Company fails to obtain the Company Stockholder Approval as a result of the Company Board of Directors making a Company Adverse Recommendation Change or causing the Company to enter into a Company Acquisition Agreement with respect to an Acquisition Proposal pursuant to Section 4.10, then five (5) Business Days after such termination, the Company shall pay the Expense Reimbursement and provide the Two-Year License to Parent.

(b) If Parent is not entitled to terminate this Agreement pursuant to Section 8.3 and this Agreement is terminated by the Company because Parent fails to obtain Parent Stockholder Approval prior to the End Date, or if this Agreement is terminated by Parent or by the Company pursuant to Section 8.2(d), then Parent shall pay to the Company (by wire transfer of immediately available funds), within five (5) Business Days after such termination, the Expense Reimbursement.

(c) The parties acknowledge and hereby agree that the provisions of this Section 8.6 are an integral part of the transactions contemplated by this Agreement (including the Mergers), and that, without such provisions, the parties would not have entered into this Agreement. If the Company, on the one hand, or Parent and Merger Subs, on the other hand, shall fail to pay in a timely manner the amounts due pursuant to this Section 8.6 and, in order to obtain such payment, the other party makes a claim against the non-paying party that results in a judgment, the non-paying party shall pay to the other party the reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 8.6 at the prime rate as published in The Wall Street Journal in effect on the date such payment was actually received, or a lesser rate that is the maximum permitted by applicable law. The parties acknowledge and agree that in no event shall a party be obligated to pay any fees under this Section 8.6, on more than one occasion.

Section 8.7 Amendment. At any time prior to the First Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval, by written agreement signed by each of the parties hereto, provided, however, that: (a) following the receipt of the Company Stockholder Approval, there shall be no amendment or supplement to the provisions of this Agreement which by law would require further approval by the holders of Company Capital Stock without such approval and (b) following the receipt of the Parent Stockholder Approval, there shall be no amendment or supplement to the provisions of this Agreement which by law would require further approval by the holders of Parent Common Stock without such approval.

Section 8.8 Extension; Waiver. At any time prior to the First Effective Time, Parent or Merger Subs, on the one hand, or the Company, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Legal Requirements, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Certain Interpretation. When a reference is made in this Agreement to an Annex, Exhibit or Schedule, such reference shall be to an Annex, Schedule or Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” All references in this Agreement to “$” or dollars shall mean U.S. denominated dollars. The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. “Extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”. The word “or” is used in the inclusive sense of “and/or”. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. The table of contents and headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.2 Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Parent may assign its rights and delegate its obligations hereunder to its Affiliates as long as Parent remains ultimately liable for all of Parent’s obligations hereunder.

Section 9.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via email (with automated or personal acknowledgment of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement, by email):

(a) if to Parent, either of the Merger Subs or the Surviving LLC, to:

Crexendo, Inc.
1615 South 52nd Street
Tempe, AZ 85281
Attention: Jeffrey Korn, General Counsel
Email: jkorn@crexendo.com

with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
1 E. Washington St., Suite 2700
Phoenix, Arizona 85004
Attention: Matthew M. Holman, Esq.
Email: matthew.holman@squirepb.com

(b)          if to the Stockholder Representative, to:

David Wang
PO Box 8588
LA Jolla, CA 92038
Email: david@wangsfamily.net

with a copy (which shall not constitute notice) to:

Procopio, Cory, Hargreaves & Savitch LLP
525 B Street, Suite 2200
San Diego, California 92101
Attention: William W. Eigner, Esq.
Email: william.eigner@procopio.com

(c)          Prior to the Closing, if to the Company, to:

NetSapiens, Inc.

PO Box 8588
La Jolla, CA 92038
Attention: Anand Buch
Email: abuch@netsapiens.com

with a copy (which shall not constitute notice) to:

Procopio, Cory, Hargreaves & Savitch LLP
525 B Street, Suite 2200
San Diego, California 92101
Attention: William W. Eigner, Esq.
Email: william.eigner@procopio.com

Any notice given as specified in this Section 9.3 (i) if delivered personally shall conclusively be deemed to have been give or served at the time of delivery (ii) if delivered by electronic mail shall conclusively be deemed to have been given effective upon actual receipt if during the recipient’s normal business hours, or at the beginning of the recipient’s next normal business day after receipt if not received during the recipient’s normal business hours, and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same. No notice to Parent, Merger Sub I, Merger Sub II, the Company or the Stockholder Representative shall be deemed given or received unless the entity noted “with a copy to” is simultaneously given notice in the same manner as any notice given to the Parent, Merger Sub I, Merger Sub II, the Company or the Stockholder Representative as the case may be; provided, however, that no notice to such party shall constitute notice to the Parent, Merger Sub I, Merger Sub II, the Company or the Stockholder Representative for purposes of this Section 9.3.

Section 9.4 Confidentiality. Each of the parties hereto hereby agrees that any information obtained pursuant to the negotiation and execution of this Agreement or the effectuation of the Transactions, shall be governed by the terms of the Mutual Confidentiality Agreement dated as of April 30, 2020 (as may be amended from time to time, the “Non-Disclosure Agreement”), between the Company and Parent, which will survive after the termination of this Agreement; provided, however, that notwithstanding any provision hereof to the contrary, the parties hereto agree and acknowledge that upon the Closing of the Transactions as set forth herein, the Nondisclosure Agreement shall be deemed terminated and be of no further force or effect. In this regard, the Company acknowledges that the common stock of Parent is publicly traded and that any information obtained during the course of its due diligence could be considered to be material non-public information within the meaning of federal and state securities laws. Accordingly, the Company acknowledges and agrees not to engage and will cause its representatives or any Equityholders having access to Parent’s material non-public information to engage in any discussions, correspondence or transactions in the securities of Parent in violation of applicable securities laws.

Section 9.5 Public Disclosure. Except as required by Legal Requirements, neither the Company nor any of its representatives nor Parent nor any of its representatives shall issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the Transactions, including, if applicable, the termination of this Agreement and the reasons therefor, without the consent of Parent, on the one hand, or the Stockholder Representative, on the other hand; provided, however, that the Equityholders which are private equity or venture capital firms and their Affiliates may disclose information regarding this Agreement and the Transactions to their current or prospective limited partners or investors or to the current or prospective limited partners or investors in any funds or investment vehicles managed by any Affiliates of such Equityholder that are subject to customary confidentiality restrictions. Notwithstanding the foregoing limitations, neither the Company, the Stockholder Representative nor any Equityholder will be required to keep confidential any information that (i) is known or available through other lawful sources not known by the Company, the Stockholder Representative or such Equityholder, as applicable, to be bound by a confidentiality agreement with Parent; (ii) is or becomes publicly known or generally known in the industry through no fault of the Company, the Stockholder Representative, or the Equityholders or their respective representatives; (iii) in connection with an Action under this Agreement or any Related Agreement (including in an indemnification claim or response to any summons, subpoena or other legal process or formal or informal investigative demand issued by or to the Shareholders in the course of any litigation, arbitration, mediation, investigation or administrative proceeding); (iv) relates to the Tax aspects and consequences of the transactions contemplated by this Agreement; (v) as part of a plan to announce the Transactions as agreed upon by the parties hereto; or (vi) to the extent that such disclosure or use is reasonably related to and required by an Equityholder’s performance of duties as a representative of (or as otherwise assigned to such Equityholder by) any of the Company, Parent, Surviving LLC or any of their respective Affiliates. Notwithstanding anything to the contrary herein, nothing in this Agreement shall restrict the Equityholders from disclosing any information about the Transactions, this Agreement and the Related Agreements to their representatives or family members.

Section 9.6 Entire Agreement. This Agreement, Annex A hereto, the Exhibits and Schedules hereto, the Disclosure Schedule, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, including, without limitation, that certain Letter of Intent dated as of October 21, 2020, among the parties with respect to the subject matter hereof, and are not intended to confer upon any other person any rights or remedies hereunder.

Section 9.7 No Third Party Beneficiaries. Nothing in this Agreement is intended to, or shall be construed to, confer upon any other person any rights or remedies hereunder, except for the Indemnified D&Os and D&O Indemnified Parties under Section 4.6 and the Indemnified Parties under Article VII.

Section 9.8 Specific Performance. The parties to this Agreement agree that in the event of any breach or threatened breach by the other party or parties hereto or any Equityholder of any covenant, obligation or other agreement set forth in this Agreement, each party and the Equityholders shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it by law or equity), to seek a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and seek an injunction preventing or restraining such breach or threatened breach.

Section 9.9 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.11 Exclusive Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in connection with any matter based upon or arising out of this Agreement, the Mergers and the other Transactions or any other matters contemplated herein (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each party agrees not to commence any legal proceedings related hereto except in such court (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any federal court within federal court within the State of Delaware). By execution and delivery of this Agreement, each party hereto and the Equityholders irrevocably and unconditionally submit to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes arising under the this Agreement and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The parties hereto and the Equityholders irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by applicable Legal Requirements. The parties hereto and the Equityholders hereby waive any right to stay or dismiss any action or proceeding under or in connection with this Agreement brought before the foregoing courts on the basis of (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, or that it or any of its property is immune from the above-described legal process, or (b) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts.

Section 9.12 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 9.13 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile, electronic transmission in PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 9.14 Non-Recourse. All claims or causes of action (whether in contract or in tort, at law or in equity) that may be based upon, arise out of or relate to this Agreement or the Related Agreements, or the negotiation, execution or performance of this Agreement or the Related Agreements (including any representation or warranty made in or in connection with this Agreement or the Related Agreements or as an inducement to enter into this Agreement or the Related Agreements) may be made only against the entities that are expressly identified as parties hereto and thereto. Except to the extent named as a party to this Agreement or any Related Agreements (then only to the extent of the specific obligations of such parties set forth in this Agreement or such Related Agreements), no Affiliate of Parent (except the Merger Subs), the Stockholder Representative, the Equityholders or the Company shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or such other Related Agreement or any transactions contemplated hereby or thereby or for any claim based on, in respect of, or by reason of this Agreement or such other Related Agreement (as the case may be), the transactions contemplated hereby and thereby or the negotiation or execution hereof or thereof; and each party hereto waives and releases all such liabilities, claims and obligations against any Affiliate of the Company, the Equityholders, the Stockholder Representative or Parent (except for the Merger Subs). The Affiliates of the Company, the Equityholders, the Stockholder Representative and Parent are expressly intended as third party beneficiaries of this provision of this Section 9.14. For the avoidance of doubt, this Section 9.14 shall not limit any remedies available to any Person under the Non-Disclosure Agreement.

Section 9.15 Attorney-Client Privilege. Each of the parties acknowledges and agrees, on its own behalf and on behalf of its Affiliates, that the Company is a client of Procopio, Cory, Hargreaves & Savitch LLP (“PCHS”) and that PCHS has represented the Company and/or one or more Equityholders in connection with this Agreement and the Transactions contemplated hereby. After the Closing, it is possible that PCHS will represent one or more of the Stockholder Representative and/or the Equityholders and/or the Equityholders’ Affiliates (individually and collectively, the “Seller Group”) in connection with a variety of matters, including matters adverse or potentially adverse to the interests of the Company, Surviving LLC, Parent or an Affiliate or direct or indirect equityholder of Parent. Each of the parties hereby agrees that PCHS (or any successor) may serve as counsel to all or a portion of the Seller Group in connection with any matter arising from or relating to this Agreement, any document, agreement or instrument entered into or delivered in connection herewith or the Transactions contemplated hereby and thereby after the date hereof. Each of the parties hereto consents to such representation, and waives any conflict of interest arising therefrom. Each of the parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel in connection herewith. Notwithstanding the Mergers, Parent and the Merger Subs (including in the capacity as the Surviving Corporation and Surviving LLC) agree that they shall not have the right to assert the attorney/client privilege as to pre-Closing communications between any member of the Seller Group or the Company (for the Company, only with respect to pre-Closing communications), on one hand, and its counsel, PCHS, on the other hand, to the extent that the privileged communications relates in substantial part to this Agreement, the documents, instruments, or other deliverables contemplated hereby or delivered in connection herewith the Transactions contemplated hereby and thereby. The parties agree that only the Seller Group shall be entitled to assert such attorney/client privilege in connection with such communications following the Closing. Such privileged portions of the files generated and maintained by PCHS in connection with the representation by PCHS of the Company with respect to this Agreement, the documents, instruments, or other deliverables contemplated hereby or delivered in connection herewith, and the Transactions contemplated hereby and thereby shall remain the exclusive property of the Seller Group. Parent and the Merger Subs further acknowledge and agree that the Seller Group is not waiving, and will not be deemed to have waived or diminished, any of its attorney work product protections, attorney-client privileges or similar protections and privileges with respect to email that was sent to or received from (as applicable) PCHS, including all attachments to such sent or received emails solely in their capacity as attachments to such emails, stored in any digital format on any device at any location under the control of the Company or its successors. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Merger Subs, and the Company, on the one hand, and a Person other than a party to this Agreement or the Seller Group, on the other hand, after the Closing, the Surviving LLC may assert the attorney-client privilege to prevent disclosure to such third-party of confidential communications by PCHS to the Company.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II, the Company and the Stockholder Representative have caused this Agreement to be executed as of the date first written above.
CREXENDO, INC.

By:      /s/ Steven G. Mihaylo
Name: Steven G. Mihaylo
Title: Chief Executive Officer

CREXENDO MERGER SUB, INC.

By:      /s/ Doug Gaylor
Name: Doug Gaylor
Title: President

CREXENDO MERGER SUB, LLC

By:      /s/ Doug Gaylor
Name: Doug Gaylor
Title: President

[Signature Page to the Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II, the Company and the Stockholder Representative have caused this Agreement to be executed as of the date first written above.

NETSAPIENS, INC.

By:      /s/ Anand Buch
Name: Anand Buch
Title: Chief Executive Officer

[Signature Page to the Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub I, Merger Sub II, the Company and the Stockholder Representative have caused this Agreement to be executed as of the date first written above.

DAVID WANG,
solely in its capacity as the Stockholder Representative

By:      /s/ David Wang
David Wang

[Signature Page to the Merger Agreement]

ANNEX A

CERTAIN DEFINED TERMS

“Accrued Employee Amounts” shall mean any line items listed on Schedule D.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that is in a form reasonably acceptable to the Company and Parent, it being understood that such an agreement in substantially the form of the Non-Disclosure Agreement (in each case, except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements), or such an agreement which is no less restrictive than the Non-Disclosure Agreement, shall be considered a form acceptable to the Company and Parent.

 “Action” shall mean any action, suit, claim, complaint, litigation, investigation, audit, proceeding, arbitration or other similar dispute by or before a Governmental Entity.

“ADA” shall have the meaning assigned to it in Section 2.16(a).

“Adjustment Amount” shall mean an amount equal to the sum of (a) Net Working Capital minus Net Working Capital Target (which may be a positive or negative number), plus (b) Closing Cash minus Estimated Closing Cash.

 “Affiliate” of any Person shall mean another Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such first Person.

“Aggregate Closing Merger Consideration” shall mean (a) Aggregate Merger Consideration, plus (b) the Aggregate Exercise Price, minus (c) the Transaction Expenses, minus (d) Closing Indebtedness Paid-off Amount.

 “Aggregate Exercise Price” means the aggregate exercise price of all Participating Options, Cashed-Out Options, Assumed Options and Company Warrants.

 “Aggregate Merger Consideration” shall mean (a) Base Merger Consideration, plus (b) Net Working Capital minus Net Working Capital Target, plus (c) the Closing Cash.

 “Aggregate Value of Exchange Options” shall mean (a) the gross value of the Exchange Options, calculated as the product of the Exchange Options multiplied by the Parent Trading Price, minus (b) the aggregate exercise price of the Exchange Options, as set forth on the Spreadsheet.

“Agreement” shall have the meaning assigned to it in the preamble to the Recitals.

“Anti-Discrimination Laws” shall have the meaning assigned to it in Section 2.16(b).

“Acquisition Proposal” shall have the meaning assigned to it in Section 4.10.

“Assumed Option” shall have the meaning assigned to it in Section 1.6(c)(ii).

“Balance Sheet Date” shall have the meaning assigned to it in Section 2.6(a).

“Base Cash Merger Consideration” shall mean an amount of cash equal to $10,000,000.00.

“Base Merger Consideration” shall mean an amount equal to $50,000,001.00.

“Base Stock Merger Consideration” shall mean a number of shares of Parent Common Stock equal to the quotient of dividing $40,000,001.00 by the Parent Trading Price.

“Behavioral Data” shall mean any behavioral, browsing, usage, purchase, interest-based, demographic or other information attributable to a Person.

“Books and Records” shall have the meaning assigned to it in Section 2.21.

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in Phoenix, Arizona are authorized or obligated by law or executive order to close.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (P.L. 116-136), enacted March 27, 2020.

“Cashed-Out Option” shall have the meaning assigned to it in Section 1.6(c)(iii).

“Certificate of Incorporation” shall have the meaning assigned to it in Section 2.1.

“Certificates of Merger” shall mean, collectively, the First Certificate of Merger and the Second Certificate of Merger.

“Charter Documents” shall have the meaning assigned to it in Section 2.1.

“Closing” shall have the meaning assigned to it in Section 1.2(a).

“Closing Cash” shall mean the aggregate amount (without duplication and which cannot be a negative number) of any unrestricted cash and cash equivalents of the Company and its Subsidiaries as of immediately prior to the First Effective Time, including all deposits in transit or amounts held for deposit that have not yet cleared, other wire transfers and drafts deposited or received and available for deposit but excluding outstanding checks or other negotiable instruments used like checks of the Company and its Subsidiaries including all deposits in transit or amounts held for deposit that have not yet cleared, other wire transfers and drafts deposited or received and available for deposit but excluding amounts subject to outstanding checks.

“Closing Cash Merger Consideration” shall mean the Base Cash Merger Consideration minus (a) the Transaction Expenses, (b) the Closing Indebtedness Paid-off Amount, (c) the cash payment for any fractional interest pursuant to Section 1.6(b)(ii), (d) the Special Indemnification Escrow Amount and (e) the PPP Loan Escrow Amount, as set forth on the Spreadsheet.

“Closing Date” shall have the meaning assigned to it in Section 1.2(a).

“Closing Financial Information” shall mean the Aggregate Merger Consideration, the Aggregate Closing Merger Consideration, the cash payment pursuant to Section 1.6(b)(ii), the Closing Indebtedness Paid-off Amount, the Transaction Expenses amount, the Stockholder Representative Expense Fund amount, the Closing Cash Merger Consideration and the Closing Stock Merger Consideration.

“Closing Indebtedness” shall mean the aggregate amount (without duplication) of all outstanding Indebtedness (including principal and accrued and unpaid interest) of the Company and its Subsidiaries as of immediately prior to the Closing, including any termination, pre-payment or balloon or similar penalties or premiums that are paid or become payable as a result of the full repayment and retirement of such Indebtedness immediately following the First Effective Time (including, for the avoidance of doubt, all outstanding convertible promissory notes that are not converted into shares of Company Capital Stock prior to the First Effective Time).

“Closing Indebtedness Paid-off Amount” shall have the meaning assigned to it in Section 1.8(a)(iv) and shall equal to Closing Indebtedness minus the PPP Loan Escrow Amount minus any amount due under the Telecom Investment Note that is paid off by the issuance of shares of Parent Common Stock at the Closing.

“Closing Stock Merger Consideration” shall mean the Base Stock Merger Consideration plus (a) the Net Working Capital minus Net Working Capital Target (which may be a positive or a negative number), plus (b) the Closing Cash, minus (c) the Aggregate Value of Exchange Options, minus (d) the Indemnity Escrow Amount, minus (e) the Purchase Price Adjustment Escrow Amount, as set forth on the Spreadsheet.

“Closing Statement Dispute Notice” shall have the meaning assigned to it in Section 1.9(d).

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning assigned to it in the Preamble to the Recitals.

“Company Acquisition Agreement” shall have the meaning assigned to it in Section 4.10(a).

“Company Adverse Recommendation Change” shall have the meaning assigned to it in Section 4.9(d).

“Company Authorizations” shall have the meaning assigned to it in Section 2.17.

“Company Capital Stock” shall mean the capital stock of the Company. As of the date of this Agreement and of the Closing, the only class of Company Capital Stock outstanding is Company Common Stock.

“Company Common Stock” shall mean the common stock of the Company, par value $0.001 per share.

“Company Contract” shall mean any Contract to which the Company or any of its Subsidiaries is or was a party or by which the Company or any of its Subsidiaries is or was bound.

“Company Convertible Notes” shall mean Indebtedness of the Company which is convertible into Company Capital Stock in accordance with its terms.

 “Company Employee Plan” shall mean any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination indemnity, change of control, termination pay, deferred compensation, profit sharing, performance awards, equity or equity-related awards, retirement benefits, welfare benefits, health benefits or medical, dental, vision, disability, accident or life insurance benefits, Code Section 125 pre-tax benefits, fringe benefits, perquisites or other employee benefits or remuneration of any kind, and any other plans, programs or arrangements similar to the foregoing, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, sponsored, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former Employee (or any dependent thereof), or with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation.

“Company Health Plan” shall have the meaning assigned to it in Section 2.15(g).

“Company Indemnifying Party” and “Company Indemnifying Parties” shall have the meaning assigned to them in Section 7.2(a).

 “Company IP” shall mean any and all Intellectual Property Rights and Intellectual Property that are owned by, or purported to be owned by, the Company or any of its Subsidiaries.

“Company IP Contract” shall mean any Company Contract that contains any assignment or license of, or any covenant not to assert or enforce, any Company IP.

“Company IT Assets” shall have the meaning assigned to it in Section 2.13(k).

“Company Material Adverse Effect” shall mean any change, event, circumstance, condition or effect (regardless of whether or not such change, event, circumstance, condition or effect is inconsistent with the representations or warranties made by the Company in this Agreement) that, individually or in the aggregate, taking into account all other changes, events, circumstances, conditions or effects, has or would reasonably be likely to be materially adverse to the condition (financial or otherwise), properties, products, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of the Company and its Subsidiaries, taken as a whole, except to the extent that any such change, event, circumstance, condition or effect results from (i) the outbreak or escalation of war, hostilities or terrorist activities in any jurisdiction in which the Company and its Subsidiaries have material operations; (ii) changes in any applicable Legal Requirements or regulations or GAAP or other accounting standards (or the interpretation thereof) applicable to the Company or its Subsidiaries; (iii) changes or conditions affecting the industry or markets in which the Company have material operations; (iv) any earthquake, hurricane, tornado or other natural disaster or pandemic (including COVID-19) in any jurisdiction in which the Company and its Subsidiaries have material operations including any worsening thereof (including with respect to COVID-19); (v) conditions generally affecting the United States economy or credit, securities, currency, financial, banking or capital markets (including any disruption thereof and any decline in the price of any security or any market index) in the United States or elsewhere in the world; (vi) the taking of any action contemplated by this Agreement and the Related Agreements contemplated hereby, including the completion and announcement of the Transactions or any actions taken by Parent or Merger Subs following the execution and delivery of this Agreement or the Closing; and (vii) the taking of any action approved or consented to in writing by Parent; provided, however, that such changes in (i) — (v) do not have a disproportionate effect on the Company or its Subsidiaries (and, in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Options” shall mean all issued and outstanding options to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person.

“Company Principal Stockholder” shall mean each of Anand Buch, David Wang, and Jim Murphy.

“Company Privacy Policy” shall mean each external, past or present privacy policy of the Company or any of its Subsidiaries.

“Company Private Data Processing Contract” shall mean any Company Contract that relates to the collection, use, disclosure, transfer, transmission, storage, hosting, disposal, retention, interception or other processing of Private Data.

“Company Product” shall mean each product (including software and databases) or service, licensed-out or sold by or on behalf of the Company or any of its Subsidiaries.

 “Company Site” means www.netsapiens.com.

“Company Software” shall mean any Software (including Software that is Company IP or Licensed IP), that is embedded in, or used in the delivery, hosting or distribution of, any Company Products, including any such Software that is used to collect, transfer, transmit, store, host or otherwise process Private Data.

“Company Stock Certificates” shall have the meaning assigned to it in Section 1.8(c).

“Company Stockholder Approval” shall the meaning assigned to it in Section 2.2.

“Company Warrants” shall mean all issued and outstanding warrants to purchase or otherwise acquire Company Common Stock held by any Person.

“Conflict” shall have the meaning assigned to it in Section 2.3.

“Contract” shall mean any contract, statement of work, mortgage, indenture, lease, license, covenant, plan, insurance policy or other agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise, license or obligation, whether written or oral.

“Contributing Equityholders” shall have the meaning assigned to it in Section 1.6(g).

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any natural evolutions thereof or related or associated epidemics, pandemics or disease outbreaks thereof.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, Order or directive by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act.

“Current Balance Sheet” shall have the meaning assigned to it in Section 2.6(a).

“D&O Policy” shall have the meaning assigned to it in Section 4.6.

“Delaware Law” shall mean the General Corporation Law of the State of Delaware.

“Designated Accounting Firm” shall mean Moss Adams LLP, or if Moss Adams LLP is unavailable, an independent certified public accounting firm of nationally recognized standing to be mutually agreed by the parties.

“Determination Time” shall mean 12:01 a.m. Pacific Time on the Closing Date.

“Disclosure Schedule” shall have the meaning assigned to it in the preamble to Article II.

“Disclosure Updates” shall have the meaning assigned to it in Section 4.9(c)(ii).

“DOL” shall mean the United States Department of Labor.

 “End Date” shall have the meaning assigned to it in Section 8.2(a).

“Employee” shall mean any employee of the Company or any of its Subsidiaries.

“Employee Optionholders” shall have the meaning assigned to it in Section 1.8(b)(i).

“Enforceability Limitations” shall have the meaning assigned to it in Section 2.1.

“Environmental Laws” shall mean any applicable law of, and any Order or binding agreement with, any Governmental Entity: (a) regulating pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) regulating the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Substances. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Equityholder” shall mean any holder of Company Capital Stock, Company Options or Company Warrants, in each case, as of immediately prior to the First Effective Time.

“Equityholder Indemnified Party” and “Equityholder Indemnified Parties” shall have the meaning assigned to them in Section 7.2(b).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Western Alliance Bank.

“Escrow Agreement” shall have the meaning assigned to it in Section 1.6(e).

“Escrow Agreements” shall mean each of the Escrow Agreement and the PPP Escrow Agreement.

“Escrow Cash” shall mean the amount of cash deposited in the PPP Loan Escrow Fund and the Special Indemnification Escrow Fund pursuant to Section 1.6(e) at the Closing.

“Escrow Fund” shall mean each of the Indemnity Escrow Fund, the Purchase Price Adjustment Escrow Fund, the Special Indemnification Escrow Fund or the PPP Loan Escrow Fund.

“Escrow Pro Rata Portion” shall mean with respect to each Contributing Equityholder
(other than holders of Cancelled Shares solely in their capacities as such), an amount equal to the quotient obtained by dividing (x) the portion of the Aggregate Closing Merger Consideration received by such holder in respect of the shares of Company Capital Stock owned by such holder owned by such holder, as applicable (including cash withheld in respect of Taxes), as of immediately prior to the First Effective Time, by (y) the portion of the Aggregate Closing Merger Consideration received by all Contributing Equityholders (including cash withheld in respect of Taxes), as set forth on the Spreadsheet.

“Estimated Losses” shall have the meaning assigned to it in Section 4.9(c)(iii).

“Estimated Closing Statement” shall have the meaning assigned to it in Section 1.9(a).

“Estimated Closing Cash” shall have the meaning assigned to it in Section 1.9(a), which cannot be a negative number.

“Escrow Shares” shall mean the shares of Parent Common Stock deposited in the Indemnity Escrow Fund and the Purchase Price Adjustment Escrow Fund pursuant to Section 1.6(e) at the Closing.

 “Estimated Net Working Capital” shall have the meaning assigned to it in Section 1.9(a).

“Evidence of Company Actions Taken Regarding Company Options and Company Warrants” shall have the meaning assigned to it in Section 1.6(c)(v).

“Expense Reimbursement” shall mean the total actual third-party expenses incurred by Parent or the Company, as the case may be, to effect the Mergers from the date when the parties entered into a non-binding letter of intent regarding the Mergers to the termination.

“Excess Amount” shall have the meaning assigned to it in Section 1.9(d).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Documents” shall have the meaning assigned to it in Section 1.8(c).

“Exchange Options” shall mean options to purchase Parent Common Stock issued under Parent’s equity incentive plans and pursuant to Section 1.6(c)(ii).

“Exchange Ratio” shall mean the quotient obtained by dividing (a) the Gross Per Share Merger Consideration by (b) the Parent Trading Price.

“Expiration Date” shall have the meaning assigned to it in Section 7.1.

“Export Approvals” shall have the meaning assigned to it in Section 2.20(b).

“FCPA” shall have the meaning assigned to it in Section 2.20(c).

“FEHA” shall have the meaning assigned to it in Section 2.16(a).

“FFCRA” shall have the meaning assigned to it in Section 2.16(a).

“Final Closing Statement” shall have the meaning assigned to it in Section 1.9(c).

“Financials” shall have the meaning assigned to it in Section 2.6(a).

“First Certificate of Merger” shall mean a certificate of merger in substantially the form attached hereto as Exhibit B-1.

“First Effective Time” shall have the meaning assigned to it in Section 1.2(b).

“First Merger” shall have the meaning assigned to it in the Recitals.

“Fraud” shall mean (i) with respect to the Company, the actual fraud perpetrated by the executive officers of the Company (Anand Buch, David Wang, and/or Jim Murphy) with the intent to deceive Parent in connection with the Transaction that is relied upon by Parent to its detriment; and (ii) with respect to the Parent or Merger Subs, the actual fraud perpetrated by the executive officers of Parent (Steven Mihaylo, Doug Gaylor, and Ron Vincent) with the intent to deceive the Company or the Equityholders in connection with the Transaction that is relied upon by the Company or the Equityholders to their detriment.

“Fundamental Representations” shall mean representations and warranties of the Company set forth in Section 2.1(a) (Organization and Good Standing), Section 2.2 (Authority and Enforceability), Section 2.5(a) (Company Capital Structure), Section 2.6(a) (Company Subsidiaries), Section 2.10 (Taxes), and the first sentence of Section 2.23 (Brokers’ Fees).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“GDPR” shall have the meaning assigned to it in Section 2.13(t).

“Governmental Entity” shall mean any court, administrative agency, entity or commission or other federal, state, county, local, regional or other foreign governmental authority, instrumentality, agency, entity or commission.

“Gross Per Share Merger Consideration” shall mean the quotient equal to dividing (x) the Aggregate Closing Merger Consideration (calculated on an estimated basis at the Closing and not subject to adjustment pursuant to Section 1.9), by (y) the sum of (A) the aggregate number of shares of Company Common Stock outstanding immediately prior to the First Effective Time (other than the Cancelled Shares), and (B) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all Participating Options, Cashed-Out Options, Assumed Options and Cashed-Out Warrants outstanding immediately prior to the First Effective Time, as set forth on the Spreadsheet.

 “Harmful Code” shall have the meaning assigned to it in Section 2.13(j).

“Hazardous Substances” shall mean: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“HCERA” shall have the meaning assigned to it in Section 2.15(g).

“Healthcare Reform Laws” shall have the meaning assigned to it in Section 2.15(g).

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

 “Indebtedness” of any Person shall mean, without duplication: (i) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as liabilities, other than customary trade payables or accrued expenses; (iii) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (iv) all liabilities of such Person evidenced by any letter of credit or similar credit transaction entered into for the purpose of securing any lease deposit; (v) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (vi) with respect to the Company, all liabilities arising out of Contracts with or any payables owed to Interested Parties or Affiliates of Interested Parties (other than resulting from ordinary course arm’s-length transactions with portfolio companies of the Stockholders); (vii) any unpaid Accrued Employee Amounts; (viii) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i) through (vii) above to the extent drawn; (ix) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (i) through (viii) above, to the extent of the obligation guaranteed or secured by a Lien on the assets of such Person, and (x) all interest, fees, prepayment premiums and other expenses owed with respect to the indebtedness referred to in clauses (i) through (ix) above; provided, however, deferred revenue, Taxes and Transaction Expenses and any items included in the calculation of Net Working Capital shall be excluded from the definition of Indebtedness.

“Indemnification Claim Notice” shall have the meaning assigned to it in Section 7.4(a).

“Indemnification Claim Objection Notice” shall have the meaning assigned to it in Section 7.4(b).

“Indemnified D&O” shall mean each Person who is or was covered by any of the Company’s or any of its Subsidiaries’ employees’, fiduciaries’, trustees’, directors’ and officers’ liability insurance policies as of or any time prior to the First Effective Time.

“Indemnified Party” and “Indemnified Parties” shall mean the Parent Indemnified Parties and Equityholder Indemnified Parties.

“Indemnifying Party” and “Indemnifying Parties” shall mean the Company Indemnifying Parties and the Parent Indemnifying Parties.

“Indemnity Escrow Amount” shall mean 40,388 shares of Parent Common Stock.

“Indemnity Escrow Fund” shall have the meaning assigned to it in Section 1.6(e)(i).

“Insurance Policies” shall have the meaning assigned to it in Section 2.18.

“Intellectual Property” shall mean algorithms, APIs, data, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, designs, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, Software, Software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship (including written, audio and visual materials), business or technical information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), all other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing), and other such items for which Intellectual Property Rights may be secured, including any documents or other tangible media containing any of the foregoing.

“Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (ii) trademark, service mark, business name, brand name, domain name and trade name rights and similar rights; (iii) trade secret rights; (iv) patents, patent applications, utility models, design rights, and all related patent rights; (v) other proprietary rights in Intellectual Property; (vi) rights in or relating to applications, registrations, renewals, extensions, combinations, revisions, divisions, continuations, continuations-in-part and reissues of, and applications for, any of the rights referred to in clauses (i) through (v) above; and (vii) all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse or misappropriation.

“Interested Party” shall have the meaning assigned to it in Section 2.21.

“Interim Financials” shall have the meaning assigned to it in Section 2.6(a).

“Interim Disclosure Update” shall have the meaning assigned to it in Section 4.9(c)(i).

 “In-the-Money” shall mean a Company Option or Company Warrant, as applicable, that is not Out-of-Money.

“IRS” shall mean the United States Internal Revenue Service.

“Joinder Agreements” shall mean the joinder agreements, in substantially the form attached hereto as Exhibit E.

“Key Employees” shall mean each of the individuals listed on Schedule A.

“Key Employee Employment Agreements” shall mean the employment agreements executed and delivered by each Key Employee in substantially the form attached hereto as Exhibit C.

“Knowledge” or “Known” shall mean, with respect to the Company, the actual knowledge of any of the individuals identified on Schedule B without independent investigation, none of whom, for the sake of clarity and avoidance of doubt, shall have any personal liability or obligations regarding such knowledge (other than with respect to such person’s capacity as an Indemnifying Party as set forth in Article VII, severally, and not jointly, with the other Indemnifying Parties).

“Lease Agreements” shall have the meaning assigned to it in Section 2.11.

“Leased Real Property” shall have the meaning assigned to it in Section 2.11.

“Legal Requirement” shall mean any applicable U.S. or non-U.S. federal, state, local or other constitution, law, treaty, directive, statute, ordinance, rule, regulation, or principle of common law, or any Order, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Licensed IP” shall mean all Intellectual Property Rights and Intellectual Property used, practiced or held for use or practice in the conduct of the business of the Company or any of its Subsidiaries as currently conducted or as currently proposed to be conducted, in each case that are not owned by, or purported to be owned or by, the Company or any of its Subsidiaries.

“Licensed IP Contract” shall mean any Company Contract pursuant to which the Company or any of its Subsidiaries is granted a license, covenant not to sue, or other rights with respect to Licensed IP.

“Lien” shall mean any lien, pledge, charge, claim, mortgage, assessment, claims, hypothecation, infringement, deed of trust, lease, option, right of first refusal, easement, right of way, security interest, preemptive right, covenant, exclusive license, servitude, transfer restriction or other encumbrance of any kind or character whatsoever.

“Listed Customers” shall have the meaning assigned to them in Section 4.1(a).

“Loss” and “Losses” shall have the meaning assigned to them in Section 7.2(a).

“Made Available” shall mean that the Company has posted such materials to the virtual data room hosted by SecureDocs and made available to Parent and its representatives during the negotiation of this Agreement, but only if so posted and made available at least one (1) Business Day prior to the date of this Agreement.

“Material Contracts” shall have the meaning assigned to it in Section 2.13(a).

“Merger Sub I” shall have the meaning assigned to it in the preamble to the Recitals.

“Merger Sub II” shall have the meaning assigned to it in the preamble to the Recitals.

“Merger Subs” shall have the meaning assigned to it in the preamble to the Recitals.

“Mergers” shall have the meaning assigned to it in the Recitals.

“NetSapiens Board Designee” shall have the meaning assigned to it in Section 4.11(a).

“Net Working Capital” shall mean (i) current assets (other than Closing Cash) minus (ii) current liabilities determined in accordance with GAAP (applying, for the avoidance of doubt, ASC 605), as set forth on Schedule C, and in each case calculated in a manner consistent with the Example Statement of Working Capital in Schedule C, and excluding the line items which are identified in Schedule C as being excluded from “Net Working Capital”.

 “Net Working Capital Target” shall mean $911,000.

 “Non-Disclosure Agreement” shall have the meaning assigned to it in Section 9.4.

“Open Source Software” shall mean any item of Company Software that is subject to any version of the GNU General Public License, the Affero General Public License, the GNU Lesser General Public License, the Eclipse Public License, the Common Public License, the Mozilla Public License, or any other license identified as an open source license by the Open Source Initiative (www.opensource.org).

“Order” shall mean any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Original Disclosure Update” shall have the meaning assigned to it in Section 4.9(c)(ii).

“Out-of-Money” shall mean a Company Option or Company Warrant, as applicable, having an exercise price in excess of the Gross Per Share Merger Consideration.

“Outstanding Indemnity Claims” shall have the meaning assigned to it in Section 7.2(g).

“Outstanding Indemnity Claims Amount” shall have the meaning assigned to it in Section 7.2(g).

“Parent” shall have the meaning assigned to it in the preamble to the Recitals.

“Parent Closing Statement” shall have the meaning assigned to it in Section 1.9(b).

“Parent Common Stock” shall mean shares of the common stock, par value $0.001 per share, of Parent.

“Parent Fundamental Representations” shall mean Section 3.1 (Organization and Standing), Section 3.2 (Authority and Enforceability), Section 3.7 (Total Stock Consideration), Section 3.8 (Parent Broker’s Fees), Section 3.10 (Taxes), and Section 3.13 (No Other Representations; Non-Reliance).

“Parent Indemnified Party” and “Parent Indemnified Parties” shall have the meaning assigned to them in Section 7.2(a).

“Parent Indemnifying Party” and “Parent Indemnifying Parties” shall have the meaning assigned to them in Section 7.2(b).

“Parent Majority Stockholder” shall mean Steven G. Mihaylo.

“Parent Majority Stockholder Voting and Support Agreement” shall have the meaning assigned to it in the Recitals.

“Parent Material Adverse Effect” shall mean any change, event, circumstance, condition or effect (regardless of whether or not such change, event, circumstance, condition or effect is inconsistent with the representations or warranties made by Parent in this Agreement) that, individually or in the aggregate, taking into account all other changes, events, circumstances, conditions or effects, has or would reasonably be likely to be materially adverse to the condition (financial or otherwise), properties, products, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Parent and its Subsidiaries, taken as a whole, except to the extent that any such change, event, circumstance, condition or effect results from (i) the outbreak or escalation of war, hostilities or terrorist activities in any jurisdiction in which Parent and its Subsidiaries have material operations; (ii) changes in any applicable laws or regulations or GAAP or other accounting standards (or the interpretation thereof) applicable to Parent or its Subsidiaries; (iii) changes or conditions affecting the industry or markets in which Parent have material operations; (iv) any earthquake, hurricane, tornado or other natural disaster or pandemic (including COVID-19) in any jurisdiction in which Parent and its Subsidiaries have material operations including any worsening thereof (including with respect to COVID-19); (v) conditions generally affecting the United States economy or credit, securities, currency, financial, banking or capital markets (including any disruption thereof and any decline in the price of any security or any market index) in the United States or elsewhere in the world; (vi) the taking of any action contemplated by this Agreement and the Related Agreements contemplated hereby, including the completion and announcement of the Transactions or any actions taken by the Company following the execution and delivery of this Agreement or the Closing; and (vii) the taking of any action approved or consented to in writing by the Company; provided, however, that such changes in (i) – (v) do not have a disproportionate effect on Parent or its Subsidiaries (and, in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect).

“Parent Proposals” shall the meaning assigned to it in Section 5.13(a)

“Parent SEC Documents” shall have the meaning assigned to it in Section 3.6(a).

“Parent Stock Issuance” shall have the meaning assigned to it in the Recitals.

“Parent Stockholder Approval” shall the meaning assigned to it in Section 5.1.

“Parent Stockholder Meeting” shall the meaning assigned to it in Section 5.13(a).

“Parent Trading Price” shall mean an amount equal to $6.19 (as adjusted to appropriately reflect any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change with respect to Parent Common Stock occurring after the date of this Agreement).

“Participating Equityholder” shall mean any holder of Company Capital Stock, Participating Option, Cashed-Out Options and Cashed-Out Warrants, in each case, as of immediately prior to the First Effective Time, as set forth on the Spreadsheet.

“Participating Option” shall have the meaning assigned to it in Section 1.6(c)(i).

“Paying Agent” shall mean Western Alliance Bank.

“Payoff Amount” shall have the meaning assigned to it in Section 4.3(a)

“Payoff Letter” shall have the meaning assigned to it in Section 4.3(a).

“PCHS” shall have the meaning assigned to it in Section 9.15.

“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“Permits” shall have the meaning assigned to it in Section 2.25.

“Permitted Liens” means (i) lessor’s, mechanic’s, materialmen’s, carriers’, repairers’ and other Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith, as well as bank Liens arising under banks’ standard terms and conditions, (ii) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings (provided that in each case, a reserve is established therefor as required by GAAP), (iii) encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the Company’s and its Subsidiaries’ present uses or occupancy of such real property, (iv) Liens securing the obligations of the Company and its Subsidiaries under the Closing Indebtedness, (v) Liens which would not be material to the Company and its Subsidiaries, (vi) zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the businesses of the Company and its Subsidiaries, (vii) non-exclusive licenses of Intellectual Property Rights granted arising in the ordinary course of business, (viii) statutory or common law liens to secure obligations to landlords, lessors or rents under leases or rental agreements, and (ix) pledges, deposits or other Liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance, other social security legislation or similar programs mandated by Laws) arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the business of the Company and its Subsidiaries, taken as a whole.

“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“Personal Data” shall mean, in addition to all information defined or described by the Company as “personal information,” “personally identifiable information,” “PII,” or using any similar term in any Company privacy policy or other public-facing statement: (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers, or any other piece of information that reasonably allows for the identification or location of, or contact with, a natural person (and for greater certainty includes all such information with respect to employees); (ii) any other information defined as “personal data”, “personally identifiable information”, “individually identifiable health information,” “protected health information,” or “personal information” under any Legal Requirement; and (iii) any information that is associated, directly or indirectly (by, for example, records linked via unique keys), with any of the foregoing.

“Plan” shall mean the Company’s 2016 Equity Incentive Plan.

“PPACA” shall have the meaning assigned to it in Section 2.15(g).

“PPP Escrow Agreement” shall have the meaning assigned to it in Section 1.6(f).

“PPP Forgiveness Date” shall mean the date the PPP Loan Escrow Amount is completely forgiven, as finally determined by the applicable Governmental Entity.

“PPP Lender” means Pacific Mercantile Bank.

“PPP Loan” shall mean the Note, dated April 16, 2020, between the Company and Pacific Mercantile Bank.

“PPP Loan Escrow Amount” shall mean that certain amount required to be placed in an account controlled by the PPP Lender pursuant to that certain SBA Procedural Notice Control Number 5000-20057 (the “Notice”) for the purpose of rendering unnecessary the consent of the U.S. Small Business Administration to the Transaction, as set forth in the Notice, the amount shall include the entire unpaid principal amount of the PPP Loan as of the Closing Date and all interest accrued through the maturity of the PPP Loan.

“PPP Loan Escrow Fund” shall have the meaning assigned to it in Section 1.6(e)(iii).

“Pre-Closing Period” shall have the meaning assigned to it in Section 4.8.

“Pre-Closing Tax Contest” shall have the meaning assigned to it in Section 6.3.

“Pre-Closing Tax Period” shall mean any taxable period or portion thereof ending on or before the Closing Date.

“Pre-Closing Taxes” shall mean, without duplication (i) any Taxes of the Company or any of its Subsidiaries attributable or allocable to any Pre-Closing Tax Period, provided that amounts described in this definition shall be determined by treating any advance payments, deferred revenues or other prepaid amounts received or arising in any Pre-Closing Tax Period as subject to Tax in such period regardless of when actually recognized for income Tax purposes, unless previously recognized for income Tax purposes on or before the Closing Date, (ii) any Taxes of the Stockholders or other equity holders of the Company attributable or allocable to any Pre-Closing Tax Period for which the Company or any of its Subsidiaries is liable, whether by reason of any requirement to withhold or otherwise, (iii) any Taxes of the Company or any of its Subsidiaries arising as a result of the Company or any of its Subsidiaries being (or ceasing to be), on or prior to the Closing Date, a member of an affiliated, combined, consolidated or unified group pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as transferee or successor to the extent relating to transactions or events occurring prior to Closing, or by Contract entered into prior to the Closing (other than any Contract (A) between or among the Company and any of its Subsidiaries or (B) entered into in the ordinary course of business the primary subject matter of which is not Taxes) and (iv) the share of any Transfer Taxes borne by the Stockholders under the terms of Section 6.7 and all Taxes deferred under the CARES Act; provided, however, that Pre-Closing Taxes shall not include any amount of Taxes to the extent that such amount was taken into account in the computation of Net Working Capital or Closing Indebtedness or otherwise as a component of the Adjustment Amount.

 “Privacy Legal Requirement” shall mean any and all applicable Legal Requirements, industry standards of any industry organization of or in which the Company or any of its Subsidiaries is a member or otherwise participates, and any and all contractual and other obligations legally binding upon the Company or any of the Subsidiaries, in each case concerning the collection, use, storage or handling of Personal Data, Tracking Data, email communications or mobile communications, including, to the extent applicable, (i) Legal Requirements relating to the collection, storage, processing, use, transfer or deletion of Personal Data or Tracking Data (ii) Legal Requirements relating to electronic and mobile communications, text messages, marketing or advertising materials, including anti-SPAM , unsolicited advertising or communications Laws, and Laws regarding the “right to be forgotten”, (iii) Laws relating to use of any Credentials; and (iv) the Canada Personal Information Protection and Electronic Documents Act (PIPEDA), the United Kingdom Data Protection Act, the Health Insurance Portability and Accountability Act (HIPAA), the Australian Privacy Principals, the European Union Data Protection Directive and all implementing regulations, the European Union General Data Protection Regulation (GDPR), the EU Directive on Electronic Communications Networks and Services, the Privacy and Electronic Communications Directive 2002/58/EC (ePrivacy) (as amended) and all implementing regulations, the Children’s Online Privacy Protection Act (COPPA), the Computer Fraud and Abuse Act (CFAA), the California Consumer Privacy Act of 2018 (CCPA), the California Computer Crime Law (CCCL), California Penal Code Sec. 502, California Invasion of Privacy Act, California Penal Code Sec. 630 et seq., Fair Credit Reporting Act (FCRA), California Consumer Legal Remedies Act (CLRA), California Civil Code Sec. 1750 et seq., Unfair Competition Law, California Business and Professions Code Sec. 17200 et seq., Fair and Accurate Credit Transactions Act (FACTA), Gramm-Leach-Bliley Act (GLBA), Dodd-Frank Wall Street Reform and Consumer Protection Act, Payment Card Industry (PCI) Data Security Standards, and the Telephone Consumer Protection Act (TCPA).

“Private Data” shall mean Behavioral Data and Personal Data.

 “Pro Rata Portion” shall mean with respect to each Participating Equityholder (other than holders of Cancelled Shares solely in their capacities as such), an amount equal to the quotient obtained by dividing (x) the portion of the Aggregate Closing Merger Consideration received by such holder in respect of the shares of Company Capital Stock owned by such holder or underlying the Participating Options, Cashed-Out Options or Cashed-Out Warrants, as applicable (including cash withheld in respect of Taxes), as of immediately prior to the First Effective Time, by (y) the portion of the Aggregate Closing Merger Consideration received by all Participating Equityholders (including cash withheld in respect of Taxes), as set forth on the Spreadsheet.

“Proxy Statement” shall have the meaning assigned to it in Section 4.13(a).

“Purchase Price Adjustment Escrow Amount” shall mean 16,155 shares of Parent Common Stock.

“Purchase Price Adjustment Escrow Fund” shall have the meaning assigned to it in Section 1.6(e)(iii).

“R&W Insurance Policy” shall mean that certain representation and warranty insurance policy to be issued by Dual Transactional Risk to Parent for the benefit of Parent obtained in connection with this Agreement on terms and conditions reasonably satisfactory to Parent and the Stockholder Representative and with a policy limit up to $5,000,000, in substantially the form attached hereto as Exhibit H.

“Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of, with or by any Governmental Entity, including all patents, registered copyrights, and registered trademarks, and domain names, and all applications for any of the foregoing.

“Regulation D” shall mean Regulation D promulgated under the Securities Act.

“Related Agreements” shall mean the Joinder Agreements, the Key Employee Employment Agreements, the Voting Agreement, the Parent Majority Stockholder Voting and Support Agreement, the Company Principal Stockholders Voting and Support Agreement, the Paying Agent Agreement, the Escrow Agreements, the Letters of Transmittal and all other agreements and certificates entered into by the Company or any of the Equityholders in connection with the Transactions.

“Sales Taxes” shall have the meaning assigned to it in Section 2.10(e).

“SEC” shall mean the United States Securities and Exchange Commission.

“Second Certificate of Merger” shall a certificate of merger in substantially the form attached hereto as Exhibit B-2.

“Second Effective Time” shall have the meaning assigned to it in Section 1.2(c).

“Second Merger” shall have the meaning assigned to it in the Recitals.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shortfall Amount” shall have the meaning assigned to it in Section 1.9(e).

“Shortfall Amount Shares” shall have the meaning assigned to it in Section 1.9(e).

“Software” means computer software and databases, together with, as applicable, object code, source code, firmware, files, development tools, and embedded versions thereof, and documentation related thereto.

“Special Indemnification Escrow Amount” shall mean $850,000.

 “Special Indemnification Escrow Fund” shall have the meaning assigned to it in Section 1.6(e)(iii).

 “Special Indemnification Matter” shall have the meaning assigned to it in Section 7.2(a)(D).

“Special Indemnification Matter Deductible” shall have the meaning assigned to it in Section 7.3(a)(ii).

“Special Indemnification Matter Expiration Date” shall mean the date that is the earlier of (i) thirty-six (36) months after the Closing Date and (ii) the date on which the Special Indemnification Matter has been fully and finally resolved; provided, however, that notwithstanding the foregoing, the parties hereto agree that on each of the twelve (12)-month and twenty-four (24) month anniversaries of the Closing Date, the Parent and the Stockholder Representative shall meet and confer and make a good faith effort to agree upon a reasonable reduction to the Special Indemnification Matter Escrow Fund based upon the remaining estimated Losses with respect to the Special Indemnification Matter.

“Spreadsheet” shall have the meaning assigned to it in Section 4.5.

“Standard Form IP Contract” shall mean each standard form of Company IP Contract only when used by the Company or any of its Subsidiaries at any time without material modification, including such standard form of the following types of agreements, to the extent the Company or any of its Subsidiaries actually utilizes such a standard form in the conduct of its business: (i) license and/or service agreement; (ii) development agreement; (iii) distributor, reseller or affiliate agreement; (iv) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (v) professional services, outsourced development, consulting, or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; and (vi) confidentiality or nondisclosure agreement.

“Standards Organizations” shall have the meaning assigned to it in Section 2.13(b)(ix).

“Statement of Expenses” shall have the meaning assigned to it in Section 4.4(b).

“Stockholder” shall mean any holder of any Company Capital Stock as of immediately prior to the First Effective Time.

“Stockholder Notice” shall have the meaning assigned to it in the Recitals.

“Stockholder Representative” shall have the meaning assigned to it in the preamble to the Recitals.

“Stockholder Representative Expense Fund” shall mean an amount of Stockholder Representative Expenses Fund in cash to be deposited in an account designated by the Stockholder Representative to be held and used by the Stockholder Representative in accordance with Section 7.6.

“Stockholder Representative Expenses” shall have the meaning assigned to it in Section 7.6(c).

“Straddle Period” shall mean any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, partnership, association, joint venture or other business entity of which such Person owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interest entitled to vote on the election of the members of the board of directors or similar governing body.

“Superior Proposal” means a bona fide, written Acquisition Proposal, not solicited, received, initiated or facilitated in violation of Section 4.l0 involving (a) assets that generate more than 50% of the consolidated total revenues of the Company, taken as a whole, (b) assets that constitute more than 50% of the consolidated total assets of the Company, taken as a whole, or (c) more than 50% of the total voting power of the equity securities of the Company, in each case, that the Company Board of Directors (after consultation with outside financial advisors and legal counsel) reasonably determines, in good faith, would, if consummated, result in a transaction that is more favorable to the Company than the Transactions after taking into account all such factors and matters deemed relevant in good faith by the Company Board of Directors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the transactions contemplated hereby and after taking into account any changes to the terms of this Agreement irrevocably offered in writing by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 4.10(d).

“Surviving Corporation” shall have the meaning assigned to it in Section 1.2(a). “Surviving LLC” shall have the meaning assigned to it in Section 1.2(b).

“Tax” (and, with correlative meaning, “Taxes” and “taxable”) means any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, share capital, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, or similar governmental fee, assessment or charge (direct or reverse) in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount in relation to such tax (whether disputed or not) imposed by any Governmental Entity (U.S. or non-U.S.).

“Tax Liability Amount” means the aggregate amount of unpaid Taxes of the Company and its Subsidiaries, on a combined basis, attributable to any Pre-Closing Tax Period, in each case, determined (i) consistent with the past custom and practices of the Company and its Subsidiaries, (ii) disregarding any transactions entered into by or at the direction of Parent after the Closing (including on the Closing Date), (iii) treating any Transaction Tax Deductions as being properly attributable to the Pre-Closing Tax Period, (iv) taking into account any estimated payments and overpayments of income Taxes to the extent such estimated payments or overpayments may be utilized to reduce such unpaid income Taxes and (v) disregarding all deferred Tax liabilities established for GAAP and any liabilities for accruals or reserves established under GAAP methodologies for contingent liabilities for Taxes; provided, that Tax Liability Amount shall not include any type of Taxes taken into account in the calculation of Net Working Capital as set forth on Schedule C.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax, including any amendment thereof or attachment thereto and any related or supporting schedules or statements.

“Telecom Investment Note” shall mean that certain Convertible Promissory Note, dated November 12, 2019, between the Company and Telecom Investments, LLC.

“Third Party Claim” shall have the meaning assigned to it in Section 7.5.

“Transaction Expenses” shall mean, without duplication, all fees and expenses incurred by or on behalf of the Company and its Subsidiaries at or prior to the Closing and unpaid as of the Closing in connection with this Agreement, the Mergers and the other Transactions, including (i) all legal, accounting, financial advisory, consulting, and finders’ fees and expenses incurred by the Company or any of its Subsidiaries in connection with the negotiation and effectuation of the terms and conditions of this Agreement, all other agreements, instruments and other documents referenced herein or contemplated hereby, the Mergers and the other Transactions, (ii) one-half (1/2) of the costs of any D&O Policy, (iii) half of the R&W Insurance Policy Expenses, (iv) the Stockholder Representative Expense Fund, (v) one-half (1/2) of the Escrow Agent’s and Paying Agent’s fees and expenses associated with the initial hiring and retention of the Escrow Agent and Paying Agent, and (vi) any “single trigger” or similar bonus, severance, change-in-control payments or similar payment obligations of the Company or any of its Subsidiaries that become due or payable solely as a result of the consummation of the Mergers and the other Transactions; provided, however, that “Transaction Expenses” shall not include any fees or expenses incurred at the direction of Parent or its Affiliates or representatives from and after the Closing.

“Top Customer” shall have the meaning assigned to it in Section 2.24(a).

“Top Supplier” shall have the meaning assigned to it in Section 2.24(b).

 “Tracking Data” means Personal Data.

“Transaction Payroll Taxes” shall mean all employer portion payroll or employment Taxes incurred in connection with any bonuses, option cash-outs or other compensatory payments in connection with the Transactions.

“Transaction Tax Deductions” means, without duplication, any and all deductions incurred in connection with (a) any capitalized financing costs and expenses (including any loan fees, any costs related to the redemption of any indebtedness, any costs related to interest rate collar agreements, prepayment penalties or premiums and any accrued (and not previously deducted) original issue discount) on any indebtedness of the Company and its Subsidiaries, including in connection with the retirement of Indebtedness as contemplated by this Agreement, (b) payments of Transaction Expenses or Transaction Payroll Taxes and any compensatory payments made in connection with the transactions contemplated by this Agreement, (c) any management, advisory, consulting, accounting or legal fees and other similar items (including the fees payable to any financial advisors in connection with the transactions contemplated by this Agreement), and (d) any other expenses incurred in connection with the transactions contemplated by, and the negotiation, preparation and execution of, this Agreement that are economically borne by the Indemnifying Parties. For the purpose of calculating the Transaction Tax Deductions, any success-based fees shall be treated as deductible in accordance with Revenue Procedure 2011-29.

“Transactions” shall have the meaning assigned to it in the Recitals.

“Transfer Taxes” shall mean any and all transfer, documentary, sales, use, registration, real property transfer, stamp, excise or stock transfer Taxes and other similar Taxes, and any penalties or interest with respect thereto, imposed with respect to the Transactions.

Two-Year License” shall mean a license to Parent to use the Company’s technologies provided under a new Master Services Agreement with respect to a 2000 session SNAPaccel – SNAPsolution Subscription, to be entered into by and between the Company and Parent providing for a term to extend for two years from the date of termination (such two-year period, the “Initial Term”); there will be no license fee for the Initial Term provided, however, that notwithstanding the foregoing, Parent will pay for Maintenance and Support and M-IAAS at the Company’s typical rates as set forth on Schedule E attached hereto.

“UKBA” shall have the meaning assigned to it in Section 2.20(c).

“Unvested Company Option” shall mean a Company Option (or portion thereof) that is outstanding and unvested as of immediately prior to the First Effective Time and is not a Vested Company Option.

“Vested Company Option” shall mean any Company Option (or portion thereof) that is outstanding and vested as of immediately prior to the First Effective Time, after taking into account any Company Option (or portion thereof) that, as a result of the Mergers will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions.

“Welfare Plan” shall have the meaning set forth in Section 3(1) of ERISA.

“Year-End Financials” shall have the meaning assigned to it in Section 2.7(a).